Exhibit 99.1

AMENDED AND RESTATED TRUST INDENTURE

DATED AS OF THE 7th DAY OF FEBRUARY, 2024

BETWEEN

AYR WELLNESS INC., AS ISSUER

AND

AYR WELLNESS CANADA HOLDINGS INC., AS SUBSTITUTED ISSUER

AND

ODYSSEY TRUST COMPANY, AS TRUSTEE

PROVIDING FOR THE ISSUE OF NOTES

Reconciliation and Tie of this Indenture, relating to Sections 310 through 318, inclusive, of the Trust Indenture Act of 1939, as amended

Trust Indenture Act Section	Indenture Section

Section 310(a)(1)	11.1
(a)(2)	11.1
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	11.1
(b)	11.2, 11.3
Section 311(a)	11.22
(b)	11.22
Section 312(a)	4.6
(b)	4.10
(c)	4.6
Section 313(a)	11.4
(b)	11.4
(c)	11.4
(d)	11.4
Section 314(a)	6.5
(a)(4)	7.20
(b)	11.23
(c)(1)	11.6
(c)(2)	11.6
(c)(3)	11.6
(d)	11.24
(e)	11.6
(f)	Not applicable
Section 315(a)	11.5
(b)	7.13
(c)	11.4
(d)	11.4
(e)	7.15
Section 316(a)	Not applicable
(a)(1)(A)	7.12
(a)(1)(B)	12.1
(a)(2)	Not applicable
(b)	7.8
(c)	11.25
Section 317(a)(1)	7.3
(a)(2)	7.4
(b)	2.6
Section 318(a)	1.15

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		7
1.1	Definitions	7
1.2	Meaning of “Outstanding”	38
1.3	Interpretation	38
1.4	Headings, Etc.	39
1.5	Statute Reference	39
1.6	Day not a Business Day	39
1.7	Applicable Law	39
1.8	Monetary References	39
1.9	Invalidity, Etc.	39
1.10	Language	39
1.11	Successors and Assigns	40
1.12	Benefits of Indenture	40
1.13	Accounting Terms; Changes in US GAAP	40
1.14	Interest Act (Canada)	41
1.15	Conflict with Trust Indenture Act	41
ARTICLE 2 THE NOTES		41
2.1	Issue and Designation of Notes; Ranking	41
2.2	Issuance in Series	41
2.3	Form of Notes	43
2.4	Execution, Authentication and Delivery of Notes	45
2.5	Registrar and Paying Agent	46
2.6	Paying Agent to Hold Money in Trust	46
2.7	Book Entry Only Notes, DRS Advice	46
2.8	Global Notes	47
2.9	Interim Notes	48
2.10	Mutilation, Loss, Theft or Destruction	48
2.11	Concerning Interest	49
2.12	Payments of Amounts Due on Maturity	50
2.13	Legends on Notes	51
2.14	Payment of Interest	52
2.15	Record of Payment	53
2.16	Representation Regarding Third Party Interest	53
ARTICLE 3 TERMS OF THE 2026 NOTES		53
3.1	[Reserved]	53
3.2	Creation and Designation of the 2026 Notes	53
3.3	Aggregate Principal Amount	54
3.4	Authentication	54
3.5	Date of Issue and Maturity	54

3.6	Interest	54
3.7	Optional Redemption	55
3.8	Use of Proceeds	55
3.9	Mandatory Redemption and Market Purchases	55
3.10	Form and Denomination of the 2026 Notes	56
3.11	Currency of Payment	56
3.12	Additional Amounts	56
3.13	Appointment	58
3.14	Inconsistency	58
3.15	Reference to Principal, Premium, Interest, etc.	58
3.16	Merger, Amalgamation or Winding up of Ayr Wellness Holdings	58
ARTICLE 3.1 TERMS OF THE 2024 NOTES		58
3.1.1	Amendment and Designation of the 2024 Notes	58
3.1.2	Aggregate Principal Amount	59
3.1.3	Appointment	59
3.1.4	Form and Denomination	59
3.1.5	Interest and Ranking	59
3.1.6	Date of Issue and Maturity	59
3.1.7	Currency of Payment	59
3.1.8	Restrictions on 2024 Notes	59
ARTICLE 4 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		60
4.1	Register of Certificated Notes	60
4.2	Global Notes	60
4.3	Transferee Entitled to Registration	62
4.4	No Notice of Trusts	62
4.5	Registers Open for Inspection	62
4.6	Issuer to Furnish Trustee Names and Addresses of Holders	62
4.7	Transfers and Exchanges of Notes	63
4.8	Charges for Registration, Transfer and Exchange	66
4.9	Ownership of Notes	67
4.10	Communications to Holders	67
4.11	Cancellation and Destruction	67
ARTICLE 5 REDEMPTION AND PURCHASE OF NOTES		68
5.1	Redemption of Notes	68
5.2	Places of Payment	68
5.3	Partial Redemption	68
5.4	Notice of Redemption	69
5.5	Qualified Redemption Notice	70
5.6	Notes Due on Redemption Dates	70
5.7	Deposit of Redemption Monies	70
5.8	Failure to Surrender Notes Called for Redemption	71

5.9	Cancellation of Notes Redeemed	71
5.10	Purchase of Notes for Cancellation	71
ARTICLE 6 COVENANTS OF THE ISSUER		72
6.1	Payment of Principal, Premium, and Interest	72
6.2	Existence	72
6.3	Payment of Taxes and Other Claims	73
6.4	Keeping of Books	73
6.5	Provision of Reports and Financial Statements	73
6.6	Financial Covenants	74
6.7	Registration	75
6.8	Liens	75
6.9	Restricted Payments	75
6.10	Incurrence of Indebtedness	79
6.11	Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries	82
6.12	Transactions with Affiliates	85
6.13	Business Activities	87
6.14	Repurchase at the Option of Holders – Change of Control	87
6.15	Repurchase at the Option of Holders – Asset Sales	89
6.16	Payments for Consent	91
6.17	Post Closing Covenant	91
6.18	Future Guarantees	92
6.19	Repurchase at the Option of Holders – Exercise of Warrants	92
ARTICLE 7 DEFAULT AND ENFORCEMENT		93
7.1	Events of Default	93
7.2	Acceleration of Maturity; Rescission, Annulment and Waiver	96
7.3	Collection of Indebtedness and Suits for Enforcement by Trustee	98
7.4	Trustee May File Proofs of Claim	99
7.5	Trustee May Enforce Claims Without Possession of Notes	99
7.6	Application of Monies by Trustee	99
7.7	No Suits by Holders	100
7.8	Unconditional Right of Holders to Receive Principal, Premium and Interest	101
7.9	Restoration of Rights and Remedies	101
7.10	Rights and Remedies Cumulative	101
7.11	Delay or Omission Not Waiver	101
7.12	Control by Holders	102
7.13	Notice of Event of Default	102
7.14	Waiver of Stay or Extension Laws	102
7.15	Undertaking for Costs	102
7.16	Judgment Against the Issuer	103
7.17	Immunity of Officers and Others	103
7.18	Notice of Payment by Trustee	103

7.19	Trustee May Demand Production of Notes	103
7.20	Statement by Officers	103
7.21	Cure Right	104
ARTICLE 8 DISCHARGE AND DEFEASANCE		104
8.1	Satisfaction and Discharge	104
8.2	Option to Effect Discharge, Legal Defeasance or Covenant Defeasance	105
8.3	Legal Defeasance and Discharge	105
8.4	Covenant Defeasance	106
8.5	Conditions to Legal or Covenant Defeasance	106
8.6	Application of Trust Funds	107
8.7	Repayment to the Issuer	108
8.8	Continuance of Rights, Duties and Obligations	108
ARTICLE 9 MEETINGS OF HOLDERS		109
9.1	Purpose, Effect and Convention of Meetings	109
9.2	Notice of Meetings	109
9.3	Chair	110
9.4	Quorum	111
9.5	Power to Adjourn	111
9.6	Voting	111
9.7	Poll	111
9.8	Proxies	112
9.9	Persons Entitled to Attend Meetings	112
9.10	Powers Cumulative	112
9.11	Minutes	112
9.12	Instruments in Writing	113
9.13	Binding Effect of Resolutions	113
9.14	Evidence of Rights of Holders	113
ARTICLE 10 SUCCESSORS TO THE ISSUER AND THE RESTRICTED SUBSIDIARIES		113
10.1	Merger, Consolidation or Sale of Assets	113
10.2	Vesting of Powers in Successor	115
ARTICLE 11 CONCERNING THE TRUSTEE		116
11.1	Corporate Trustee Required; Eligibility	116
11.2	No Conflict of Interest	116
11.3	Replacement of Trustee	116
11.4	Rights and Duties of Trustee	118
11.5	Reliance Upon Declarations, Opinions, etc.	120
11.6	Evidence and Authority to Trustee, Opinions, etc.	121
11.7	Officers’ Certificates Evidence	122
11.8	Experts, Advisers and Agents	122

11.9	Trustee May Deal in Notes	123
11.10	Investment of Monies Held by Trustee	123
11.11	Trustee Not Ordinarily Bound	124
11.12	Trustee Not Required to Give Security	124
11.13	Trustee Not Bound to Act on Issuer’s Request	124
11.14	Conditions Precedent to Trustee’s Obligations to Act Hereunder	124
11.15	Authority to Carry on Business	125
11.16	Compensation and Indemnity	125
11.17	Acceptance of Trust	125
11.18	Anti-Money Laundering	126
11.19	Privacy	126
11.20	Subordination Agreements	127
11.21	Knowledge of Trustee	127
11.22	Preferential Collection of Claims Against Issuer	127
11.23	Evidence of Recording of Indenture	128
11.24	Certificates of Fair Value	128
11.25	Acts of Holders; Record Dates	128
ARTICLE 12 AMENDMENT, SUPPLEMENT AND WAIVER		128
12.1	Ordinary Consent	128
12.2	Special Consent	129
12.3	Without Consent	130
12.4	Form of Consent	131
12.5	Supplemental Indentures	131
ARTICLE 13 GUARANTEES AND SECURITY		132
13.1	Issuance of Guarantees	132
13.2	Release of Guarantees	133
13.3	Security	133
13.4	Further Assurances	134
13.5	After Acquired Collateral	134
13.6	Release of Security	134
ARTICLE 14 NOTICES		135
14.1	Notice to Issuer	135
14.2	Notice to Holders	135
14.3	Notice to Trustee	136
14.4	Mail Service Interruption	136
ARTICLE 15 MISCELLANEOUS		136
15.1	Copies of Indenture	136
15.2	Force Majeure	136
15.3	Waiver of Jury Trial	137

ARTICLE 16 EXECUTION AND FORMAL DATE		137
16.1	Execution	137
16.2	Formal Date	137

APPENDIX A-1 – FORM OF 2026 EXCHANGED NOTE

APPENDIX A-2 – FORM OF 2026 ADDITIONAL NOTE

APPENDIX A-3 – FORM OF 2024 NOTE

APPENDIX B – DECLARATION FOR REMOVAL OF LEGEND.

APPENDIX C – FORM OF SUBORDINATION AGREEMENT

APPENDIX D – FORM OF GUARANTEE

SCHEDULE A - HOLDERS OF 2026 ADDITIONAL NOTES

SCHEDULE B-1 – DESIGNATED SELLER NOTES

SCHEDULE B-2 – SPECIFIED SELLER NOTES

SCHEDULE C – PERMITTED LIENS

THIS AMENDED AND RESTATED INDENTURE is made as of the 7th day of February, 2024, and amends and restates in its entirety the Trust Indenture dated as of the 10th day of December, 2020 (the “Original Indenture”), as amended by the first supplemental indenture dated February 12, 2021 (the “First Supplemental Indenture”), as further amended by the second supplemental indenture dated as of November 10, 2021 (the “Second Supplemental Indenture”), and as further amended by the third supplemental indenture dated as of November 13, 2023 (the “Third Supplemental Indenture” and collectively with the Original Indenture, the First Supplemental Indenture, and the Second Supplemental Indenture, the “Indenture”).

BETWEEN:

AYR WELLNESS INC., formerly known as AYR Strategies Inc., a company subsisting under the laws of the Province of British Columbia (hereinafter called “Ayr Wellness” or the “Issuer”);

AND

AYR WELLNESS CANADA HOLDINGS INC., a Company subsisting under the laws of Canada and a wholly-owned subsidiary of the Issuer (herein after “Ayr Wellness Holdings” or the “Substituted Issuer”)

AND

ODYSSEY TRUST COMPANY, a trust company continued under the laws of the Canada authorized to carry on the business of a trust company in British Columbia (hereinafter called the “Trustee”).

WITNESSETH THAT:

WHEREAS Ayr Wellness and Ayr Wellness Holdings considers it desirable for its business purposes to create and issue Notes of one or more series from time to time in the manner and subject to the terms and conditions set forth in this Indenture from time to time.

AND WHEREAS Ayr Wellness originally issued US$110,000,000 aggregate principal amount of 2024 Notes on December 10, 2020 and subsequently issued an additional US$143,000,000 aggregate principal amount of 2024 Notes as Additional Notes on November 10, 2021.

AND WHEREAS Ayr Wellness Holdings, subject to the terms hereof, may issue Notes hereunder in an aggregate principal amount, and as of the date hereof has duly authorized the issuance of up to (i) US$243,250,000 aggregate principal amount of 13.0% Senior Secured Notes due December 10, 2026 (the “2026 Exchanged Notes”), which Notes shall be issued in exchange for, on a dollar-for-dollar basis, the 2024 Notes; and (ii) US$50,000,000 in aggregate principal amount of Additional 2026 Notes (the “2026 Additional Notes”), which shall be issued for cash proceeds at a 20% original issue discount.

NOW THEREFORE in consideration of the agreement contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is hereby covenanted, agreed and declared as set forth herein:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings:

“2024 Notes” means the 12.5% Senior Secured Notes (as amended) due December 10, 2024 created and designated pursuant to the Original Indenture.

“2026 Majority Noteholders” means those certain Holders or Beneficial Holders of 2024 Notes prior to the Issue Date that entered into the Support Agreement.

“2026 Notes” means, collectively, the 2026 Exchanged Notes and the 2026 Additional Notes.

“2026 Subordinated Intercompany Note” means that certain unsecured Subordinated Intercompany Note made by Ayr Wellness in favor of Ayr Wellness Holdings dated February 7, 2024 in the amount equal to $40 million.

“2026 Exchanged Notes” means the 13.0% Senior Secured Notes due December 10, 2026 created and designated pursuant to Article 4 of this Indenture.

“2026 Additional Notes” means the additional 13.0% Senior Secured Notes due December 10, 2026 created and designated pursuant to Article 4 of this Indenture.

“2026 CBCA Proceedings” means the proceedings commenced in the Ontario Superior Court of Justice (Commercial List), Court File No. CV-23-00709606-00CL relating to a proposed arrangement of AYR Wellness Canada Holdings Inc., and involving AYR Wellness Inc., 242 cannabis LLC, AYR Ohio LLC, AYR Wellness Holdings LLC, AYR Wellness NJ LLC, BP Solutions LLC, CSAC Acquisition IL CORP., CSAC Acquisition NJ CORP., CSAC Acquisition NV CORP., CSAC Acquisition TX Corp., CSAC Holdings INC., Cultivauna, LLC, DFMMJ Investments LLC, DWC Investments, LLC, Green Light Holdings, LLC, Green Light Management, LLC, Herbal Remedies Dispensaries, LLC, Klymb Project Management, Inc., Kynd-Strainz LLC, Lemon Aide LLC, Livfree Wellness LLC, PA Natural Medicine LLC, Parker Solutions NJ, LLC, Tahoe Capital Company, Tahoe Hydroponics Company, LLC, Tahoe- Reno Botanicals, LLC, Tahoe-Reno Extractions, LLC, CSAC Acquisition FL CORP., CSAC Acquisition INC., CSAC Acquisition MA II CORP., Amethyst Health LLC, Canntech PA, LLC, CSAC Acquisition Connecticut LLC, Mercer Strategies PA, LLC, CSAC Acquisition PA CORP., CSAC Acquisition PA II Corp., Dochouse, LLC, Sira Naturals, Inc., Eskar LLC, AYR NJ LLC, CSAC Ohio, LLC, Mercer Strategies FL, LLC, Parker RE MA, LLC, Parker RE PA, LLC, Parker Solutions IL, LLC, Parker Solutions OH, LLC, Parker Solutions PA, LLC, Parker Solutions FL, LLC, Mercer Strategies MA, LLC, Parker Solutions MA, LLC.

“2026 Note Maturity Date” has the meaning given to it in Section 3.5.

“Accounting Change” has the meaning set forth in Section 1.13.

“Accounting Change Notice” has the meaning set forth in Section 1.13.

“Acquired Debt” means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, regardless of whether such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person;

“Additional Amounts” has the meaning set forth in Section 3.12.

“Additional Notes” means Notes of any series (other than the Notes issued on the Initial Issue Date of the relevant series of Notes and any Notes issued in exchange or in replacement (in whole or in part) for such initial Notes) issued under this Indenture in accordance with Section 2.2.

“Advance Offer” has the meaning given to that term in Section 6.15.

“Advance Offer Portion” has the meaning given to that term in Section 6.15.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” will have correlative meanings.

“Affiliate Transaction” has the meaning given to that term in Section 6.12.

“After Acquired Collateral” means all (i) assets or property of the Issuer and the Guarantors acquired after the date hereof and (ii) all Equity Interests in Restricted Subsidiaries acquired by Ayr Wellness, any Guarantor or a Restricted Subsidiary after the date hereof, in each case, which constitute Collateral.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depository that apply to such transfer or exchange.

“Applicable Securities Legislation” means, at any time, applicable securities laws (including rules, regulations, policies, instruments and blanket orders) in each of the provinces and territories of Canada and applicable United States federal and state securities laws.

“Asset Sale” means any of the following:

(a)	the sale, conveyance or other disposition of any assets, other than a transaction governed by and pursuant to the provisions of Section 6.15 or Section 10.1 of this Indenture, and

(b)	the issuance of Equity Interests by any of the Restricted Subsidiaries, or the sale, transfer or other conveyance by Ayr Wellness or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares or shares required to be owned by other Persons pursuant to applicable law).

Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(a)	any single transaction or series of related transactions that involves assets or other Equity Interests having a Fair Market Value of less than $2.0 million;

(b)	any issuance or transfer of assets or Equity Interests between or among Ayr Wellness and the other Guarantors;

(c)	the sale or other disposition of cash or Cash Equivalents;

(d)	dispositions (including without limitation surrenders and waivers) of accounts or notes receivable or other contract rights in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(e)	the trade or exchange by Ayr Wellness or any other Guarantor thereof of any asset for any other asset or assets that is used or useable in a Permitted Business, including any cash or Cash Equivalents necessary in order to achieve an exchange of equivalent value; provided, however, that the Fair Market Value of the asset or assets received by Ayr Wellness or any other Guarantor in such trade or exchange (including any such cash or Cash Equivalents) is at least equal to the Fair Market Value (as determined in good faith by the Board of Directors or an executive officer of Ayr Wellness or such Subsidiary with responsibility for such transaction, which determination shall be conclusive evidence of compliance with this provision) of the asset or assets disposed of by Ayr Wellness or any other Guarantor pursuant to such trade or exchange;

(f)	any sale, lease, conveyance or other disposition of (i) inventory, products, services or accounts receivable in the ordinary course of business, and (ii) any property or equipment that has become damaged, worn out or obsolete or pursuant to a program for the maintenance or upgrading of such property or equipment;

(g)	the creation of a Lien not prohibited by this Indenture and any disposition of assets resulting from the enforcement or foreclosure of any such Lien;

(h)	the disposition of assets that, in the good faith judgment of Ayr Wellness, are no longer used or useful in the business of such entity;

(i)	a Restricted Payment or Permitted Investment that is otherwise permitted by this Indenture;

(j)	leases or subleases in the ordinary course of business to third persons otherwise in accordance with the provisions of this Indenture;

(k)	an issuance of Capital Stock by a Restricted Subsidiary to Ayr Wellness or a Guarantor;

(l)	a surrender or waiver of contract rights or a settlement, release or surrender of contract, tort or other claims in the ordinary course of business;

(m)	foreclosure on assets or property;

(n)	any sale or disposition constituted by the Parent-Issuer Merger;

(o)	sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements and the transfer of assets as part of the consideration for Investment in a joint venture so long as the Fair Market Value of such assets is counted against the amount of Investments permitted pursuant to Section 6.9;

(p)	sales or dispositions in connection with Permitted Liens;

(q)	sales or dispositions in respect of which Ayr Wellness or a Restricted Subsidiary is required to pay the proceeds thereof to a third party pursuant to the terms of agreements or arrangements in existence as at the Issue Date;

(r)	any sale, transfer or other disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than Ayr Wellness) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition; and

(s)	any issuance of Equity Interests by the Ayr Wellness.

Notwithstanding anything to the contrary herein, a disposition of a majority of the Equity Interests in a Guarantor (other than to Ayr Wellness or another Guarantor) shall constitute an Asset Sale. For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Asset Sale Offer” has the meaning given to that term in Section 6.15.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including during any period for which such lease has been extended), calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with U.S. GAAP; provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation”.

“Authentication Order” has the meaning given to that term in Section 2.4(c).

“AWH Assignment and Subordination Agreement” means an agreement among Ayr Wellness, Ayr Wellness Holdings and the Trustee, in a form acceptable to Ayr Wellness, Ayr Wellness Holdings and the Trustee (with the consent of the 2026 Majority Noteholders as to the terms and conditions therein, which will not be unreasonably withheld) wherein (a) Ayr Wellness Holdings assigns to the Trustee, by way of security for its obligations under and relating to this Indenture, all of its right, title and interest in the 2024 Notes; and (b) Ayr Wellness and Ayr Wellness Holdings each acknowledge and agree, inter alia, that (i) the 2024 Notes shall be subordinated in all respects, including (without limitation) in right of payment, to the 2026 Notes, and no payment shall be made by Ayr Wellness in respect of the 2024 Notes while any amount owing in respect of 2026 Notes remains outstanding; (ii) the 2024 Notes shall be unsecured obligations of Ayr Wellness, (iii) Ayr Wellness Holdings shall be prohibited from assigning, encumbering (except to and in favor of the Trustee as security for Ayr Wellness Holdings’s obligations under and relating to this Indenture) or otherwise dealing with the 2024 Notes; and (iv) such agreement shall remain in full force and effect until such time as the Parent Issuer Merger occurs and the 2024 Notes are cancelled as a result thereof, whereupon the agreement shall deemed terminated and security granted in respect of the 2024 Notes shall be deemed released.

“Ayr Wellness” means AYR Wellness Inc.

“Ayr Wellness Holdings” means AYR Wellness Canada Holdings Inc.

“Bankruptcy Law” means the BIA, the CCAA and the Winding Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes, any other applicable insolvency, winding- up, dissolution, restructuring, reorganization, rearrangement, arrangement, liquidation, or other similar law of any jurisdiction, and any law of any jurisdiction (including any corporate law relating to arrangements, reorganizations, or restructurings, other than the 2026 CBCA Proceedings) permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

“Beneficial Holder” means any Person who holds a beneficial interest in a Global Note as shown on the books of the Depository or a Participant.

“BIA” means the Bankruptcy and Insolvency Act (Canada) as now and hereinafter in effect, or any successor statute.

“Board of Directors” means:

(a)	with respect to a corporation, the board of directors of the corporation or a duly authorized committee thereof;

(b)	with respect to a partnership, the board of directors of the general partner of the partnership; and

(c)	with respect to any other Person, the board, committee or governing body of such Person serving a similar function.

“Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of Ayr Wellness to have been duly adopted by the Board of Directors of Ayr Wellness and to be in full force and effect on the date of such certification.

“Book Entry Only Notes” means Notes of a series which, in accordance with the terms applicable to such series, are to be held only by or on behalf of the Depository.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of Vancouver, British Columbia are authorized or required by law, regulation or executive order to remain closed.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a statement of financial position in accordance with U.S. GAAP as in effect on the Issue Date, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty. Notwithstanding the foregoing, any lease that would have been characterized as an operating lease under US GAAP in effect immediately prior to January 1, 2019 (whether such lease is entered into before or after the Issue Date) shall not constitute a Capital Lease Obligation under this Indenture or any other related transaction documents as a result of such changes in US GAAP unless otherwise agreed to in writing by Ayr Wellness and the Trustee.

“Capital Stock” means:

(a)	in the case of a corporation, corporate stock or shares;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(d)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, regardless of whether such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(a)	United States or Canadian dollars or, in an amount up to the amount necessary or appropriate to fund local operating expenses, other currencies;

(b)	securities issued or directly and fully guaranteed or insured by the government of the United States or Canada or any agency or instrumentality thereof (provided that the full faith and credit of the United States or Canada, as the case may be, is pledged in support of such securities), maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(c)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any commercial bank organized under the laws of the United States, Canada or any other country that is a member of the Organization for Economic Cooperation and Development, in each case, having capital and surplus in excess of $500.0 million and a rating at the time of acquisition thereof of P-1 or better from Moody’s or A1 or better from Standard & Poor’s, or, with respect to a commercial bank organized under the laws of Canada, the equivalent thereof by DBRS;

(d)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above;

(e)	commercial paper having one of the two highest ratings obtainable from any of (i) Moody’s, (ii) Standard & Poor’s or (iii) DBRS, and in each case maturing within one year after the date of acquisition;

(f)	securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, any province or territory of Canada, or by any political subdivision or Taxing Authority thereof, rated at least “A” by Moody’s or Standard & Poor’s or, with respect to any province or territory of Canada, the equivalent thereof by DBRS, and in each case having maturities of not more than one year from the date of acquisition; and

(g)	money market funds, of which at least a majority of the assets constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“CCAA” means the Companies Creditors Arrangement Act (Canada) as now and hereinafter in effect, or any successor statute.

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Change of Control” means the occurrence of any one or more of the following events:

(a)	the sale, lease, exchange or other transfer of all or substantially all of the assets of Ayr Wellness, Ayr Wellness Holdings and the Restricted Subsidiaries, taken as a whole;

(b)	any Person or group of Persons, acting jointly or in concert, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of Ayr Wellness or Ayr Wellness Holdings; or

(c)	the adoption of a plan relating to the liquidation or dissolution of Ayr Wellness or Ayr Wellness Holdings, which is not permitted by Section 10.1.

For purposes of this definition, (i) a beneficial owner of a security includes any Person or group of persons who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (A) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (B) investment power, which includes the power to dispose of, or to direct the disposition of, such security; (ii) a Person or group of Persons shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement; and (iii) to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a), (b) or (c) above to become effective under applicable law and such approvals have not been received before such transactions or circumstances have occurred, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law. Notwithstanding the foregoing and for greater certainty, a Change of Control shall not occur as a result of the 2026 CBCA Proceedings or a conversion, exchange or exercise of the (i) multiple voting shares of Ayr Wellness, (ii) exchangeable shares of any Restricted Subsidiary, (iii) restricted stock units granted as employee incentives; or (iv) the Parent-Issuer Merger.

“Change of Control Offer” has the meaning given to that term in Section 6.14(a).

“Change of Control Payment” has the meaning given to that term in Section 6.14(a).

“Change of Control Payment Date” has the meaning given to that term in Section 6.14(a).

“Collateral” means, on the Issue Date, all of the personal property, real property and other assets, including, without limitation, all licenses, permits and other rights to operate a cannabis business, of Ayr Wellness, Ayr Wellness Holdings and each Restricted Subsidiary that is a Guarantor, other than Excluded Collateral, whether now owned or hereafter acquired, in which Liens are, from time to time, granted to the Collateral Trustee to secure the obligations of Ayr Wellness, Ayr Wellness Holdings and the Guarantors pursuant to the Notes, and such other Property for which Liens are created in accordance with the terms of this Indenture.

“Collateral Trustee” means Odyssey Trust Company as “Trustee” under the Indenture and any successor trustee or agent appointed thereunder.

“Consolidated EBITDA” means, with respect to Ayr Wellness for any period, the Consolidated Net Income of such Person for such period plus:

(a)	an amount equal to any net loss realized by Ayr Wellness or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(b)	all extraordinary, unusual or non-recurring items of loss or expense, non-operating adjustments, and non-cash inventory write-downs to the extent deducted in computing such Consolidated Net Income; plus

(c)	provision for taxes based on income or profits of Ayr Wellness or any of its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(d)	Consolidated Fixed Charges of Ayr Wellness or any of its Restricted Subsidiaries for such period, to the extent that any such Consolidated Fixed Charges were deducted in computing such Consolidated Net Income; plus

(e)	depreciation, depletion, amortization (including amortization of intangibles and deferred financing costs but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such noncash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of Ayr Wellness or any of its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(f)	severance costs, restructuring costs, asset impairment charges and acquisition costs, provided that in each case such costs or charges were deducted in calculating Consolidated Net Income for such period; plus

(g)	all expenses related to restricted stock and redeemable stock interests granted to officers, directors and employees, to the extent such expenses were deducted in computing such Consolidated Net Income; plus

(h)	fair value adjustments to off-set losses arising from foreign exchange conversion; plus

(i)	costs related to the startup of new facilities and dispensaries, including facilities not yet operating at scale; provided that such costs added back pursuant to this clause (i) are actual realized costs incurred during such period related to operational facilities (and not, for the avoidance of doubt, run-rate adjustments in connection with facilities or dispensaries that are not yet operational);

(j)	non-cash fair value adjustments to unrealized gains or losses on financial liabilities, including but not limited to warrants of Ayr Wellness and exchangeable shares of any Restricted Subsidiary; plus

(k)	incremental costs to acquire cannabis inventory in a business combination; plus

(l)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with U.S. GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Consolidated Fixed Charges of and the depreciation, depletion and amortization and other noncash expenses of, a Restricted Subsidiary of Ayr Wellness will be added to Consolidated Net Income to compute Consolidated EBITDA of Ayr Wellness (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of Ayr Wellness and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed, directly or indirectly, to Ayr Wellness by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to Ayr Wellness for any period, the ratio of the Consolidated EBITDA of Ayr Wellness such period to the Consolidated Fixed Charges of Ayr Wellness for such period. In the event that Ayr Wellness or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than the incurrence or repayment of revolving credit borrowings, except to the extent that a repayment is accompanied by a permanent reduction in revolving credit commitments) or issues, repurchases or redeems Disqualified Stock subsequent to the commencement of the period for which the Consolidated Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Consolidated Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period; provided that, in the event that Ayr Wellness shall classify Indebtedness Incurred on the date of determination as Incurred in part pursuant to Section 6.10(a) and in part pursuant to one or more clauses of the definition of “Permitted Debt” (other than in respect of clause (xiv) of such definition), any calculation of Consolidated Fixed Charges pursuant to this definition on such date (but not in respect of any future calculation following such date) shall not include any such Indebtedness (and shall not give effect to any repayment, repurchase, redemption, defeasance or other acquisition, retirement or discharge of Indebtedness from the proceeds thereof) to the extent Incurred pursuant to any such other clause of the definition of “Permitted Debt” on such date. In addition, for purposes of calculating the Consolidated Fixed Charge Coverage Ratio:

(a)	acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by Ayr Wellness or any of its Restricted Subsidiaries, including through mergers or consolidations, during the four- quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, and Consolidated EBITDA for such reference period will be calculated on a pro forma basis in good faith on a reasonable basis by a responsible financial or accounting Officer of Ayr Wellness; provided that such Officer may in his discretion include any pro forma changes to Consolidated EBITDA, including any pro forma reductions of expenses and costs, that have occurred or are reasonably expected by such Officer to occur;

(b)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with U.S. GAAP, will be excluded;

(c)	the Consolidated Fixed Charges attributable to discontinued operations, as determined in accordance with U.S. GAAP, will be excluded, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges will not be obligations of Ayr Wellness or any of its Restricted Subsidiaries following the Calculation Date;

(d)	Consolidated Fixed Charges attributable to non-recurring charges associated with any premium or penalty paid, write-offs of deferred financing costs (including unamortized original issue discount) or other financial recapitalization changes in connection with redeeming or retiring any Indebtedness prior to its maturity, will be excluded; and

(e)	Consolidated Fixed Charges attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

“Consolidated Fixed Charges” means, with respect to Ayr Wellness, for any period, the sum, without duplication, of:

(a)	the consolidated interest expense of Ayr Wellness and its Restricted Subsidiaries paid during such period, including amortization of debt issuance costs and original issue discounts (provided, however, that any amortization of bond premium will be credited to reduce Consolidated Fixed Charges unless pursuant to U.S. GAAP, such amortization of bond premium has otherwise reduced Consolidated Fixed Charges), the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(b)	the consolidated interest of such Ayr Wellness and its Restricted Subsidiaries that was capitalized during such period; plus

(c)	any interest expense actually paid on Indebtedness of another Person that is guaranteed by Ayr Wellness or any of its Restricted Subsidiaries,

in each case, on a consolidated basis and in accordance with U.S. GAAP.

“Consolidated Indebtedness” means at any time the aggregate stated balance sheet amount of all Indebtedness of Ayr Wellness, Ayr Wellness Holdings and the Restricted Subsidiaries (other than inter-company Indebtedness) determined on a consolidated basis plus, to the extent not included in Indebtedness, any Indebtedness of Ayr Wellness and the Restricted Subsidiaries in respect of receivables sold or discounted (other than to the extent they are sold on a non-recourse basis).

“Consolidated Net Leverage Ratio” means, as of any date of determination, with respect to Ayr Wellness, the ratio of (a) Consolidated Indebtedness less Cash Equivalents at such date to (b) Consolidated EBITDA for the most recently completed twelve fiscal months for which internal financial statements are available (determined on a pro forma basis after giving effect to such adjustments as are consistent with those set forth in the definition of “Consolidated Fixed Charge Coverage Ratio”)

“Consolidated Net Income” means, with respect to Ayr Wellness for any period, the aggregate of the Net Income of Ayr Wellness and its Subsidiaries for such period, on a consolidated basis, determined in accordance with U.S. GAAP; provided that:

(a)	the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(b)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders;

(c)	the cumulative effect of a change in accounting principles will be excluded;

(d)	solely for purpose of determining the amount available for Restricted Payments under Section 6.9(III)(1) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(e)	to the extent deducted in the calculation of Net Income, any non-recurring charges associated with any premium or penalty paid, write-offs of deferred financing costs (including unamortized original issue discount) or other financial recapitalization changes in connection with redeeming or retiring any Indebtedness prior to its maturity will be added back to the calculation of Consolidated Net Income;

(f)	any asset impairment write downs under U.S. GAAP will be excluded;

(g)	all expenses related to restricted stock and redeemable stock interests granted to officers, directors and employees will be excluded;

(h)	all fair value adjustments for non-cash derivative instruments will be excluded;

(i)	all non-cash deferred tax obligations will be excluded;

(j)	any non-cash fair value adjustments to biological assets will be excluded;

(k)	unrealized gains and losses due solely to fluctuations in currency values and the related tax effects according to U.S. GAAP will be excluded; and

(l)	unrealized losses and gains under Hedging Obligations included in the determination of Consolidated Net Income, will be excluded.

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by Ayr Wellness and reasonably acceptable to the Trustee.

“DBRS” means, collectively, DBRS Limited, DBRS, Inc. and DBRS Ratings Limited or any successor ratings agency thereto.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Sections 4.2(b) and 4.6 hereof, substantially in the form set out in the Supplemental Indenture providing for the relevant series of Notes, except that such Note will not bear the Global Note Legend.

“Depository” means CDS and such other Person as is designated in writing by Ayr Wellness and acceptable to the Trustee to act as depository in respect of any series of Book Entry Only Notes.

“Designated Rating Organization” means each of Standard & Poor’s, Moody’s and DBRS.

“Designated Seller Notes” means each of the notes set forth on Schedule B attached hereto.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Ayr Wellness to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Ayr Wellness may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 6.9. The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that Ayr Wellness and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means (i) a public or private offer and sale of Capital Stock (other than (a) Capital Stock made to any Subsidiary, (b) Disqualified Stock or (c) equity securities issuable under any employee benefit plan of Ayr Wellness or any subsidiary) of Ayr Wellness to any Person (other than a Subsidiary of Ayr Wellness) or (ii) a contribution to the equity capital of Ayr Wellness by any Person (other than a Subsidiary of Ayr Wellness).

“Excluded Collateral” shall include (i) any pledge or security interest prohibited or restricted by applicable law, rule, order, decree or regulation or any agreement with any governmental authority or which would require governmental (including regulatory) consent, approval, license or authorization to provide such pledge or security (with no requirement to obtain the consent of any governmental authority or third party after giving effect to any provisions under Article 9 of the UCC which renders such limitations ineffective); (ii) any interest in a Material Permit (or Equity Interests in a Person who holds a Material Permit or its assets) to the extent that any law, regulation, permit, order or decree of any governmental authority in effect at the time applicable thereto prohibits the grant of a security interest therein or any necessary governmental approval is not received after giving effect to any provisions under Article 9 of the UCC which renders such limitations ineffective; provided that, subject to the following proviso, Ayr Wellness or any Restricted Subsidiary shall not be required to obtain the consent of any governmental authority with respect to any Material Permit if such consent is not given after reasonable efforts to do so; provided further, that notwithstanding the foregoing proviso, (A) at such time as the condition causing such prohibition shall be remedied such rights or interests shall immediately and automatically cease to constitute Excluded Collateral and the security interest of the Collateral Trustee shall immediately and automatically attach to such assets and such assets shall be “Collateral” for all purposes of the Security Documents; it being understood and agreed that to the extent severable, the security interest of the Collateral Trustee shall attach immediately and automatically to any portion of such license, property rights or agreements that is not prohibited and such interests shall be “Collateral” for all purposes of the Security Documents) and (B) upon and after the exercise of remedies by the Collateral Trustee pursuant to the terms of the Security Documents and this Indenture, Ayr Wellness and its Restricted Subsidiaries agree to cooperate in obtaining the consent of the Collateral Trustee as required in connection with such exercise of remedies; (iii) Equity Interests in a Person to the extent that the pledging of such Equity Interests under the Security Documents is (A) contractually prohibited on the Issue Date or, following the Issue Date, the date of acquisition of such Equity Interests, in each case, solely to the extent that, and for so long as, such prohibition is not created in contemplation of the Issue Date or such transaction as the case may be, and provided that Ayr Wellness or its Subsidiaries have taken all commercially reasonable efforts to obtain such consent or have such prohibition waived; (iv) any rights or interests in any lease, license, contract, property rights or agreement, including the Vendor Take Back Notes (other than any lease, license, contract, property right or agreement among Ayr Wellness and/or any of the Restricted Subsidiaries), as such or the assets subject thereto if under the terms of such lease, license, contract, or agreement, including the Vendor Take Back Notes, or applicable laws with respect thereto, the valid grant of a lien therein or in such assets to the Collateral Trustee is prohibited and such prohibition has not been or is not waived or the consent of one or more third parties party to such lease, license, contract, or agreement, including the Vendor Take Back Notes, has not been or is not otherwise obtained (in each case, after commercially reasonable efforts by Ayr Wellness or a Restricted Subsidiary to obtain such third-party consent or have such prohibition waived ) or under applicable laws such prohibition cannot be waived and the grant of a Lien would result in (A) the abandonment, invalidation or unenforceability of the right, title or interest of any Restricted Subsidiary therein or (B) a material breach or termination pursuant to the terms of, or a default under, any such lease, license, contract or agreement (provided, however, that at such time as the condition causing such prohibition, abandonment, invalidation or unenforceability shall be remedied such rights or interests shall immediately and automatically cease to constitute Excluded Collateral and the security interest of the Collateral Trustee shall immediately and automatically attach to such assets and such assets shall be “Collateral” for all purposes of the Security Documents (provided that Ayr Wellness shall, and shall cause its Restricted Subsidiaries to, use commercially reasonable efforts to put in place a deposit account control agreement or mortgage with respect thereto within seventy-five (75) days after such assets cease to constitute Excluded Collateral); it being understood and agreed that to the extent severable, the security interest of the Collateral Trustee shall attach immediately and automatically to any portion of such lease, license, contract, property rights or agreement, including the Vendor Take Back Notes, that is not prohibited and does not result in any of the consequences specified in clauses (A) and (B) above and such interests shall be “Collateral” for all purposes of the Security Documents); (v) those assets as to which the Collateral Trustee (at the direction of the Majority of Holders) in consultation with Ayr Wellness, relying upon an Opinion of Counsel, determine that the cost of obtaining or perfecting such a security interest is excessive in relation to the benefit to the Noteholders to be afforded thereby; provided, however, the foregoing exclusions (i) through (iv) shall in no way be construed (1) to limit, impair or otherwise affect Collateral Trustee’s unconditional continuing liens upon any rights or interests of Ayr Wellness in or to the proceeds or receivables in respect thereof (including proceeds from the sale, license, lease or other disposition thereof), including monies due or to become due under any such lease, license, contract, or agreement (including any accounts or other receivables), (2) to apply at such time as the condition causing such propitiation or exclusion shall be remedied or, to the extent severable, the “Collateral” shall include such rights, or portion of such assets that is permitted (or that would not be subject to a prohibition of the types described in clauses (i) through (iv) above) and the security interest of the Collateral Trustee granted under the applicable Security Documents shall attach to such Collateral (or portion thereof) at such time.

“Event of Default” has the meaning given to that term in Section 7.1 and any other event defined as an “Event of Default” in this Indenture.

“Excess Proceeds” has the meaning given to that term in Section 6.15(d).

“Existing Indebtedness” means the aggregate amount of Indebtedness of Ayr Wellness and its Restricted Subsidiaries (other than the Notes issued hereby and the related Guarantees) that is in existence on the Original Issue Date until such amounts are repaid.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors or an executive officer of Ayr Wellness, as the case may be pursuant to the applicable provisions of this Indenture, whose determination will be conclusive if evidenced by a Board Resolution or an Officers’ Certificate, as applicable.

“Global Note Legend” means the legend set forth in Section 2.13(a), which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means certificates representing the aggregate principal amount of Notes issued and outstanding and held by, or on behalf of, a Depository.

“Government Securities” means direct obligations of, or obligations guaranteed by, the federal government of Canada for the timely payment of which guarantee or obligations the full faith and credit of the federal government of Canada is pledged.

“Guarantee” means, as to any Guarantor, a guarantee of the Indebtedness under this Indenture and the Notes.

“Guarantor” means Ayr Wellness, and each Restricted Subsidiary that has delivered a guarantee under the Indenture on the Issue Date, and any other Person that is required under the Indenture to or that otherwise executes and delivers a Guarantee to the Collateral Trustee.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(a)	interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(b)	commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices;

(c)	foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates; and

(d)	other agreements or arrangements designed to protect such Person or any Restricted Subsidiaries against fluctuations in interest rates, commodity prices or currency exchange rates.

“Holder” means a Person in whose name a note is registered.

“Holders’ Request” means an instrument signed in one or more counterparts by Holders of not less than a majority of the aggregate outstanding principal amount of Notes requesting the Trustee to take an action or proceeding permitted by this Indenture; provided that in the case of any action or proceeding permitted by this Indenture in respect of any particular series of outstanding Notes, “Holders’ Request” means an instrument signed in one or more counterparts by the Holder or Holders of not less than a majority in aggregate principal amount of the outstanding Notes of such series requesting the Trustee to take such action or proceeding.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” will have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of Ayr Wellness will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of Ayr Wellness and (2) neither the accrual of interest or dividends nor the accretion of original issue discounts nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock (to the extent provided for when the Indebtedness or Disqualified Stock on which such interest or dividend is paid was originally issued) will be considered an Incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Consolidated Fixed Charges and Indebtedness of Ayr Wellness or its Restricted Subsidiary as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, Notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(c)	in respect of banker’s acceptances;

(d)	in respect of Capital Lease Obligations and Purchase Money Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person and in respect of any lease obligations as stated in paragraph (c)(xii) of the definition of Permitted Debt;

(e)	in respect of the balance deferred and unpaid of the purchase price of any property or services due more than three months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or a trade payable;

(f)	representing Hedging Obligations;

(g)	solely for purposes of calculating the Consolidated Net Leverage Ratio under this Indenture, amounts of past due tax liabilities associated with Liens that have been attached, perfected and outstanding for longer than six (6) months; or

(h)	all preferred stock issued by such Person, if such Person is a Restricted Subsidiary or the Issuer and is not a Guarantor.

In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

Notwithstanding the foregoing, the following shall not constitute Indebtedness:

(a)	any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within five Business Days of its incurrence; and

(b)	any indebtedness that has been defeased in accordance with U.S. GAAP or defeased pursuant to the irrevocable deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all obligations relating thereto at maturity or redemption, as applicable, including all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and in accordance with the other applicable terms of the instrument governing such indebtedness; provided, however, if any such defeasance shall be terminated prior to the full discharge of the Indebtedness for which it was Incurred, then such Indebtedness shall constitute Indebtedness for all relevant purposes of this Indenture.

The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations described above, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(a)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(b)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Indenture” means this indenture (including, for the avoidance of any doubt, the preamble and recitals hereto), as originally executed or as it may from time to time be supplemented, amended, restated, or otherwise modified in accordance with the terms hereof.

“Indenture Obligations” means all Obligations of Ayr Wellness, Ayr Wellness Holdings and the Guarantors due or to become due under or in connection with this Indenture and the relevant series of Notes, including under the Guarantees, owed to the Trustee and/or the Holders according to the terms hereof and thereof.

“Interest Payment Date” means June 30 and December 31 of each year that the 2026 Notes are outstanding, commencing on June 30, 2024.

“Interest Period” means the period commencing on the later of (a) the Issuance Date and (b) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the day immediately preceding the Interest Payment Date in respect of which interest is payable.

“Insolvency Proceeding” means any proceeding under any Bankruptcy Law.

“Investment Grade Rating” means a rating equal to or higher than:

(a)	“BBB-” (or the equivalent) from Standard & Poor’s;

(b)	“Baa3” (or the equivalent) from Moody’s; or

(c)	“BBB(Low)” (or the equivalent) from DBRS.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, excluding commission, travel and similar advances to officers and employees made in the ordinary course of business and excluding accounts receivables created or acquired in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a statement of financial position prepared in accordance with U.S. GAAP.

If Ayr Wellness or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Ayr Wellness, Ayr Wellness will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by Ayr Wellness or any Restricted Subsidiary of Ayr Wellness of a Person that holds an Investment in a third Person will be deemed to be an Investment by Ayr Wellness or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.

“Issue Date” means the date of this Amended and Restated Indenture.

“Issuer” means (i) in respect of the 2026 Notes, before the Parent-Issuer Merger (x) AYR Wellness Holdings and (y) after the Parent-Issuer Merger, AYR Wellness and any successor to or of AYR Wellness, as permitted by the terms hereof; and (ii) in respect of any other series of Notes, AYR Wellness.

“Issuer Order” means an order or direction in writing signed by the President, Chief Executive Officer or Chief Financial Officer of Ayr Wellness or any director of Ayr Wellness.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“LVTS” means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto.

“Majority of Holders” means the Holders of a majority of the principal amount of the outstanding 2026 Notes.

“Material Adverse Effect” means any event or change that, individually or in the aggregate with other events or changes, is or would reasonably be expected to be, materially adverse to the business, operations, assets or financial condition of Ayr Wellness or a Restricted Subsidiary; provided that a Material Adverse Effect shall not include an adverse effect resulting from a change: (i) that arises out of a matter than has been publicly disclosed by Ayr Wellness as of October 31, 2023, (ii) that results from general economic, financial, currency exchange, interest rate or securities market conditions in Canada or the United States, and (iii) that is a result of any matter consented to in writing by a Majority of Holders.

“Material Permits” means (i) any material permit or license held on the Issue Date or acquired after the Issue Date by Ayr Wellness or a Restricted Subsidiary permitting it to cultivate, transport, store, modify and/or sell cannabis or THC infused products to medical or recreational purchasers in any jurisdiction, or (ii) any material authorization, permit or license otherwise required by Ayr Wellness or a Restricted Subsidiary to operate a Permitted Business.

“Maturity” means, when used with respect to a Note of any series, the date on which the principal of such Note or an instalment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, Redemption Notice, notice of option to elect repayment or otherwise.

“Maturity Account” means an account or accounts required to be established by the Issuer (and which shall be maintained by and subject to the control of the Paying Agent) for each series of Notes issued pursuant to and in accordance with this Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to Ayr Wellness, the net income (loss) of such Person, determined in accordance with U.S. GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(a)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by Ayr Wellness or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of Ayr Wellness or any of its Restricted Subsidiaries; and

(b)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by Ayr Wellness or any of the Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any noncash consideration received in any Asset Sale), net of (a) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (b) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (c) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or required to be paid as a result of such sale, (d) in the case of any Asset Sale by a Restricted Subsidiary of Ayr Wellness, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by Ayr Wellness or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by Ayr Wellness or any Restricted Subsidiary thereof, and (e) appropriate amounts to be provided by Ayr Wellness or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any adjustment or indemnification obligations associated with such Asset Sale, all as determined in accordance with U.S. GAAP; provided that (i) excess amounts set aside for payment of taxes pursuant to clause (b) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (ii) amounts initially held in reserve pursuant to clause (e) no longer so held, will, in the case of each of subclause (i) and (ii), at that time become Net Proceeds.

“Non-Recourse Debt” means Indebtedness incurred or assumed by Ayr Wellness or any of its Restricted Subsidiaries in respect of which a Lien is granted or intended to be granted by Ayr Wellness or such Restricted Subsidiary, as the case may be, and which Indebtedness is incurred or assumed solely to finance the construction, development or acquisition of an asset or property (the “NonRecourse Asset”) from a Person at arm’s length to Ayr Wellness and its Restricted Subsidiaries; provided that:

(a)	such Indebtedness is incurred at the time of construction, development or acquisition of the Non-Recourse Asset (or within 120 days thereafter); and

(b)	the grantees of the Liens have no recourse whatsoever against any assets, properties or undertaking of Ayr Wellness and its Restricted Subsidiaries; and

(c)	no Guarantee of such Indebtedness is provided by Ayr Wellness or any of its Restricted Subsidiaries.

“Notes” means the notes, debentures or other evidence of indebtedness of Ayr Wellness or Ayr Wellness Holdings issued and authenticated hereunder, or deemed to be issued and authenticated hereunder, and includes Global Notes and for greater certainty, includes the 2024 Notes and the 2026 Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Senior Vice President or Vice-President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of Ayr Wellness by at least two Officers of Ayr Wellness, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of Ayr Wellness, delivered to the Trustee that meets the requirements of this Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of Ayr Wellness) that meets the requirements of this Indenture.

“Original Indenture” means the trust indenture dated as of December 10, 2020 among Ayr Wellness and the Trustee, as amended, restated, and/or supplemented up to the date hereof.

“Original Issue Date” means the date that the 2024 Notes were originally issued under the Original Indenture.

“Parent-Issuer Merger” has the meaning set forth in Section 3.16.

“Paying Agent” has the meaning given to that term in Section 2.5.

“Payment Default” has the meaning given to that term in Section 7.1(f)(i).

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of Ayr Wellness or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of any other Person existing at the time (i) such Person became a Restricted Subsidiary of Ayr Wellness or (ii) such Person was merged or consolidated with or into Ayr Wellness or any of its Restricted Subsidiaries; provided that on the date such Person became a Restricted Subsidiary of Ayr Wellness or the date such Person was merged or consolidated with or into Ayr Wellness or any of its Restricted Subsidiaries, as applicable, immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, Ayr Wellness or such Restricted Subsidiary, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a) and 6.10(b)(xiii).

“Permitted Assets” means any and all properties or assets that are used or useful in a Permitted Business (including Capital Stock in a Person that is a Restricted Subsidiary and Capital Stock in a Person whose primary business is a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Capital Stock by Ayr Wellness or by a Restricted Subsidiary, but excluding any other securities).

“Permitted Business” means any business conducted on the Issue Date by Ayr Wellness and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related, complementary or ancillary thereto.

“Permitted Debt” has the meaning given to that term in Section 6.10(b).

“Permitted Investments” means:

(a)	any Investment by Ayr Wellness and the Guarantors in another Restricted Subsidiary of Ayr Wellness that is a Guarantor;

(b)	any Investment in Cash Equivalents;

(c)	any Investment by Ayr Wellness or any Restricted Subsidiary of Ayr Wellness in a Person, if as a result of such Investment:

(i)	such Person becomes a Guarantor; or

(ii)	such Person is merged, consolidated or amalgamated with or into, or transfer or conveys substantially all of its assets to, or is liquidated into, Ayr Wellness or a Guarantor;

(d)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 6.15 or a sale or disposition of assets excluded from the definition of “Asset Sale”;

(e)	Hedging Obligations that are Incurred in the ordinary course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(f)	stock, obligations or securities received as a result of the bankruptcy or reorganization of a Person or taken in settlement or other resolutions of claims or disputes or in satisfaction of judgments, and extensions, modifications and renewals thereof;

(g)	advances to customers or suppliers in the ordinary course of business that are, in conformity with U.S. GAAP, recorded as accounts receivable, prepaid expenses or deposits on the statement of financial position of Ayr Wellness or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(h)	any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Ayr Wellness;

(i)	loans or advances to officers and employees of Ayr Wellness or any of its Subsidiaries made in the ordinary course of business, which, in the aggregate outstanding amount, do not at any time exceed $1.0 million;

(j)	repurchases of, or other Investments in, the Notes;

(k)	advances, deposits and prepayments for purchases of any assets used in a Permitted Business, including any Equity Interests;

(l)	commission, payroll, travel, entertainment and similar advances to officers and employees of Ayr Wellness or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with U.S. GAAP;

(m)	Guarantees issued in accordance with Section 6.10;

(n)	Investments existing on the Issue Date;

(o)	any Investment (i) existing on the Original Issue Date, (ii) made pursuant to binding commitments in effect on the date of the Original Indenture or (iii) that replaces, refinances or refunds any Investment described under either of the immediately preceding clauses (i) or (ii); provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and not materially less favorable to Ayr Wellness or any of its Restricted Subsidiaries than the Investment replaced, refinanced or refunded as determined in good faith by Ayr Wellness;

(p)	Investments the payment for which consists solely of Capital Stock of Ayr Wellness

(q)	any Investment in any Subsidiary of Ayr Wellness in connection with intercompany cash management arrangements or related activities;

(r)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business or consistent with past practice;

(s)	performance guarantees made in the ordinary course of business or consistent with past practice;

(t)	Investments in the ordinary course of business or consistent with past practice consisting of the licensing or contribution of intellectual property pursuant to joint marketing or other business arrangements with other Persons;

(u)	any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of Ayr Wellness or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (b) litigation, arbitration or other disputes;

(v)	[reserved];

(w)	an Investment in exchange for any other Investment or accounts receivable held by Ayr Wellness or any Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of Ayr Wellness of such other Investment or accounts receivable;

(x)	an Investment in satisfaction of judgments against other Persons;

(y)	any Investment by Ayr Wellness or its Restricted Subsidiaries in a Permitted Business in an aggregate amount not to exceed $5.0 million at any time;

(z)	any Investment in respect of share price guarantees for share consideration given by Ayr Wellness or any of its Restricted Subsidiaries with respect to acquisitions prior to the October 31, 2023;

(aa)	any guarantee, indemnity, reimbursement or similar obligation or liability of Ayr Wellness or any Restricted Subsidiary relating to the obligations of any Subsidiary under (i) any lease agreement for a Permitted Business or (ii) construction financing and/or tenant improvement allowances for a Permitted Business, in each case in the ordinary and consistent with past practices; and

(bb)	other Investments having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (bb) after the Original Issue Date, not to exceed $20 million at any time;

provided, however, that with respect to any Investment, Ayr Wellness may, in its sole discretion, allocate all or any portion of any Investment and later re-allocate all or any portion of any Investment, to one or more of the above clauses (a) through (bb) so that the entire Investment would be a Permitted Investment.

“Permitted Liens” means:

(a)	Liens in favor of Ayr Wellness or any Subsidiary;

(b)	Liens on property of a Person (i) existing at the time of acquisition thereof or (ii) existing at the time such Person is merged with or into or consolidated with Ayr Wellness or any Restricted Subsidiary of Ayr Wellness; provided that such Liens were in existence prior to, and not in contemplation of, such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Ayr Wellness or the Restricted Subsidiary;

(c)	Liens on property existing at the time of acquisition thereof by Ayr Wellness or any Restricted Subsidiary of Ayr Wellness, provided that such Liens were in existence prior to, and not in contemplation of, such acquisition and do not extend to any property other than the property so acquired by Ayr Wellness or the Restricted Subsidiary;

(d)	Liens securing the 2026 Notes issued on the Issue Date and Guarantees in respect thereof;

(e)	Liens existing on the Issue Date as set out on Schedule C;

(f)	Liens securing Non-Recourse Debt permitted by Section 6.10(b)(ii);

(g)	Liens securing Permitted Refinancing Indebtedness; provided that any such Liens secure the same Property or a lesser portion of such Property that the Indebtedness being refinanced secured;

(h)	Liens on cash or Cash Equivalents used to defease or to satisfy and discharge Indebtedness; provided that (i) the Incurrence of such Indebtedness was not prohibited by this Indenture and (ii) such defeasance or satisfaction and discharge is not prohibited by this Indenture;

(i)	Liens to secure Capital Lease Obligations and Purchase Money Obligations permitted by Section 6.10(b)(i) provided that any such Lien covers only the assets acquired, constructed, refurbished, installed, improved, deployed, refurbished, modified or leased with such Indebtedness;

(j)	Liens to secure Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction, development, expansion or improvement of the equipment or other property subject to such Liens; provided, however, that (i) the principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (ii) such Lien does not extend to or cover any property other than such item of property or any improvements on such item of property and (iii) the incurrence of such Indebtedness is otherwise not prohibited by this Indenture;

(k)	Liens securing Hedging Obligations incurred in the ordinary course of business and not for speculative purposes;

(l)	Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security or similar obligations;

(m)	Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(n)	Liens given to a public utility or any municipality or governmental or other public authority when required by such utility or authority in connection with the ownership of assets, provided that such Liens do not materially interfere with the use of such assets in the operation of the business;

(o)	reservations, limitations, provisos and conditions, if any, expressed in any original grant from the government of Canada of any real property or any interest therein or in any comparable grant in jurisdictions other than Canada, provided they do not materially interfere with the use of such assets;

(p)	survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by Ayr Wellness or any of its Restricted Subsidiaries;

(q)	servicing agreements, development agreements, site plan agreements, and other agreements with governmental authorities pertaining to the use or development of assets, provided each is complied with in all material respects and does not materially interfere with the use of such assets in the operation of the business;

(r)	judgment and attachment Liens, individually or in the aggregate, neither arising from judgments or attachments that gave rise to, nor giving rise to, an Event of Default, notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(s)	Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations, and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations, in each case which are Incurred in the ordinary course of business;

(t)	bankers’ Liens and Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of Ayr Wellness or any Subsidiary thereof on deposit with or in possession of such bank;

(u)	any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense;

(v)	Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by U.S. GAAP; provided, that, past due tax liabilities associated with such Liens, once attached and perfected, and outstanding for longer than six (6) months, will be included in the definition of Indebtedness solely for purposes of calculating Consolidated Net Leverage Ratio for all purposes hereunder;

(w)	Liens arising from precautionary financing statements under the Uniform Commercial Code or financing statements under a Personal Property Security Act or similar statutes regarding operating leases, sales of receivables or consignments;

(x)	Liens of franchisors in the ordinary course of business not securing Indebtedness;

(y)	Liens imposed by law, such as carriers’, warehousemen’s, repairmen’s, landlord’s, suppliers’, builders’ and mechanics’ Liens or other similar Liens, in each case, incurred in the ordinary course of business for sums not yet delinquent by more than 60 days or being contested in good faith, if such reserve or other appropriate provisions, if any, as shall be required by U.S. GAAP, shall have been made in respect thereto;

(z)	Liens contained in purchase and sale agreements to which Ayr Wellness or any of its Restricted Subsidiaries is the selling party thereto which limit the transfer of assets pending the closing of the transactions contemplated thereby;

(aa)	Liens that may be deemed to exist by virtue of contractual provisions that restrict the ability of Ayr Wellness or any of its Subsidiaries from granting or permitting to exist Liens on their respective assets;

(bb)	Liens in favor of the Trustee as provided for in this Indenture on money or property held or collected by the Trustee in its capacity as Trustee;

(cc)	Liens on and pledges of the Equity Interests of any joint venture owned by either Ayr Wellness or any of its Restricted Subsidiaries to the extent securing non-recourse debt of such joint venture;

(dd)	Liens securing any insurance premium financing under customary terms and conditions, provided that no such Lien may extend to or cover any assets or property other than the insurance being acquired with such financing, the proceeds thereof and any unearned or refunded insurance premiums related thereto;

(ee)	Liens securing inventories that are purchased on credit terms exceeding 90 days made in the ordinary course of business;

(ff)	Liens arising out of the conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(gg)	Liens in favour of the Collateral Trustee;

(hh)	Liens securing Vendor Take Back Notes and Indebtedness permitted under Section 6.10(b)(xiii) in the aggregate amount not exceeding the total amount outstanding as at October 31, 2023, which amount shall increase incrementally for all PIK interest payable under existing Acquired Debt and/or Vendor Take Back Notes or as contemplated by executed amendments thereto; and

(ii)	Liens not otherwise permitted by clauses (a) through (hh) of this definition which secure Indebtedness of Ayr Wellness or any of its Restricted Subsidiaries not to exceed 5.0% of the total assets of Ayr Wellness at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of Ayr Wellness, Ayr Wellness Holdings or any of the Restricted Subsidiaries issued (i) in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund for value, in whole or in part, or (ii) constituting an amendment, modification or supplement to or deferral or renewal of ((i) and (ii) collectively, a “Refinancing”) any other Indebtedness of Ayr Wellness or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(a)	the amount of such Permitted Refinancing Indebtedness does not exceed the amount of the Indebtedness so refinanced (plus all accrued and unpaid interest thereon and the amount of any premium necessary to accomplish such refinancing and fees and expenses incurred in connection therewith);

(b)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being Refinanced;

(c)	if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or the Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or the Guarantees, as applicable, on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being Refinanced;

(d)	if the Indebtedness being refinanced is pari passu in right of payment with the Notes or any Guarantee, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or such Guarantee, as applicable;

(e)	the Indebtedness being refinanced is not the 2024 Notes; and

(f)	if such Indebtedness being refinanced is secured by any Liens on Property of Ayr Wellness or any of its Subsidiaries, Liens securing the Permitted Refinancing Indebtedness may only secure by the same Property or a lesser portion of such Property.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, unlimited liability company, or government or other entity.

“PPSA” means the Personal Property Security Act (British Columbia) and the regulations thereunder and the Securities Transfer Act, 2006 (British Columbia) and the regulations thereunder, in each case as from time to time in effect, provided, however, if validity, attachment, perfection (or opposability), effect of perfection or non-perfection or priority of the Collateral Trustee security interests in any Collateral are governed by the personal property security laws or laws relating to movable property of any other jurisdiction (including but not limited to the UCC), the term “PPSA” shall mean such other personal property security laws or laws relating to movable property for the purposes of the provisions hereof relating to such validity, attachment, perfection (or opposability), effect of perfection or non-perfection or priority and for the definitions related to such provisions

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal, or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person, excluding, for the avoidance of doubt, any real property.

“Purchase Money Obligations” means Indebtedness of Ayr Wellness and its Restricted Subsidiaries incurred for the purposes of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of Permitted Assets.

“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A under the U.S. Securities Act;

“Record Date” has the meaning given to such term in Section 2.11(d).

“Redemption Date” has the meaning given to that term in Section 5.4.

“Redemption Notice” has the meaning given to that term in Section 5.4.

“Redemption Price” has the meaning given to that term in Section 5.1.

“Registrar” has the meaning given to that term in Section 2.5.

“Replacement Assets” means (i) non-current assets that will be used or useful in a Permitted Business or (ii) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business.

“Reporting Failure” means the failure of Ayr Wellness to furnish to the Trustee and each Holder, within the time periods specified in Section 6.5 (after giving effect to any grace period specified under applicable Canadian securities laws), the annual reports, information, documents or other reports which Ayr Wellness may be required to file with the Canadian Securities Administrators or similar governmental authorities, as the case the be, pursuant to such or similar applicable provisions.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payments” has the meaning given to that term in Section 6.9.

“Restricted Subsidiary” means any Subsidiary of Ayr Wellness.

“Sale/Leaseback Transaction” means an arrangement relating to real property owned by Ayr Wellness or a Restricted Subsidiary on the Issue Date or thereafter acquired by Ayr Wellness or a Restricted Subsidiary whereby Ayr Wellness or a Restricted Subsidiary transfers such real property to a Person and Ayr Wellness or a Restricted Subsidiary leases it from such Person.

“Security Documents” means all of the security agreements, pledges, collateral assignments, mortgages, deeds of hypothec, deeds of trust, trust deeds or other instruments from time to time evidencing or creating or purporting to create any security interests in favour of the Collateral Trustee for its benefit and for the benefit of the Trustee and the holders of the Notes, in all or any portion of the Collateral, as amended, modified, restated, supplemented or replaced from time to time.

“SEDAR +” means the System for Electronic Document Analysis and Retrieval – plus.

“Standard & Poor’s” means Standard & Poor’s Rating Service, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Stated Maturity”, means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of Ayr Wellness, Ayr Wellness Holdings or a Guarantor that is contractually subordinated in right of payment, in any respect (by its terms or the terms of any document or instrument relating thereto), to the Notes or the Guarantee of such Guarantor, as applicable.

“Subordination Agreement” means each subordination agreement entered into prior to the date hereof or to be entered into by, among others, Ayr Wellness, Ayr Wellness Holdings or any Guarantor (with the consent of the Majority of the Holders as to the terms and conditions therein), the Trustee and certain secured creditors of Ayr Wellness, Ayr Wellness Holdings or any Guarantor in respect of Indebtedness of Ayr Wellness that will be subordinate to the Notes.

“Subsidiary” means, with respect to any specified Person:

(a)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or Trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b)	any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Support Agreement” means that certain support agreement entered into between Ayr Wellness, the Issuer and the 2026 Majority Noteholders dated as of October 31, 2023.

“Supplemental Indenture” means an indenture supplemental to this Indenture which may be executed, acknowledged and delivered for any of the purposes set out in Section 12.5.

“Tax Act” means the Income Tax Act (Canada), and the regulations promulgated thereunder, as amended.

“Taxes” means any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, in interest and any other liabilities related thereto, and for the avoidance of doubt, including any withholding or deduction for or on account of Tax) imposed or levied by or on behalf of a Taxing Authority.

“Taxing Authority” means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, and as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act is amended after such date, “Trust Indenture Act” means, with respect to the Notes of any series issued after such date, the Trust Indenture Act as so amended.

“Trustee” means Odyssey Trust Company in its capacity as trustee under this Indenture and its successors and permitted assigns in such capacity.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Collateral Trustee’s security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other that the State of New York, the term “UCC” shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act.

“U.S. GAAP” means generally accepted accounting principles in effect from time to time in the United States, applied on a consistent basis, provided that for the purpose of Section 6.6 hereof and the definitions used therein, “U.S. GAAP” shall mean generally accepted accounting principles in effect on the date hereof and consistent with those used in the preparation of the Financial Statements.

“U.S. Holder” means any (a) Holder or Beneficial Holder that (i) is a U.S. Person, (ii) is in the United States, (iii) received an offer to acquire Notes while in the United States, or (iv) was in the United States at the time such Holder’s buy order was made or such Holder executed or delivered its purchase order for the Notes or (b) person who acquired Notes on behalf of, or for the account or benefit of, any person in the United States or a U.S. Person.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Legend” has the meaning set forth in Section 2.3(h).

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“Vendor Take Back Notes” means the aggregate amount of liabilities Incurred by Ayr Wellness and its Restricted Subsidiaries in connection with promissory notes issued in connection with acquisitions on or prior to October 31, 2023, which aggregate principal amount as of such date is equal to $123,668,344.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

“Warrant” has the meaning assigned to such term in the Warrant Agency Agreement.

“Warrant Agency Agreement” means that certain Warrant Agency Agreement entered into between the Issuer and Odyssey Trust Company, as the warrant agent, dated as of the date hereof.

“Warrant Exercise” has the meaning given to that term in Section 6.19.

“Warrant Offer Threshold Amount” has the meaning given to that term in Section 6.19.

“Warrant Proceeds” has the meaning given to that term in Section 6.19.

“Warrant Proceeds Offer” has the meaning given to that term in Section 6.19.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b)	the then outstanding principal amount of such Indebtedness.

1.2	Meaning of “Outstanding”

Every Note issued, authenticated and delivered in accordance with this Indenture shall be deemed to be outstanding until it is cancelled or redeemed or delivered to the Trustee for cancellation or redemption for monies or a new Note is issued in substitution for it pursuant to Section 2.10 or the payment for redemption thereof shall have been set aside under Section 5.7, provided that:

(a)	when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b)	Notes which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof; and

(c)	for the purposes of any provision of this Indenture entitling Holders of outstanding Notes of any series to vote, sign consents, resolutions, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Holders thereof, Notes owned directly or indirectly, legally or equitably, by Ayr Wellness or any of its Subsidiaries shall be disregarded (unless Ayr Wellness and/or one or more of its Subsidiaries are the only Holders (or Beneficial Holders) of the outstanding aggregate principal amount of such series of Notes at the time outstanding in which case they shall not be disregarded) except that:

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the Holders present or represented at any meeting of Holders, only the Notes in respect of which the Trustee has received an Officers’ Certificate confirming that Ayr Wellness and/or one or more of its Subsidiaries are the only Holders shall be so disregarded; and

(ii)	Notes so owned which have been pledged in good faith other than to Ayr Wellness or any of its Subsidiaries shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Trustee, the pledgee’s right to vote such Notes, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of Ayr Wellness or any of its Subsidiaries.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Appendices refer, unless otherwise specified, to articles of and appendices to this Indenture;

(c)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture;

(d)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them; and

(e)	“this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include the Guarantees, as applicable, and any and every Supplemental Indenture.

1.4	Headings, Etc.

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5	Statute Reference

Any reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re- enacted or replaced from time to time.

1.6	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter.

1.7	Applicable Law

This Indenture and the Notes shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.8	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of the United States of America unless otherwise expressed.

1.9	Invalidity, Etc.

Each provision in this Indenture or in a Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.10	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Indenture and all documents and notices related thereto be drawn up in English.

1.11	Successors and Assigns

All covenants and agreements in this Indenture by Ayr Wellness on its own behalf and on behalf of its Restricted Subsidiaries shall bind their respective successors and assigns, as applicable, whether expressed or not.

1.12	Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their respective successors or assigns hereunder, any Paying Agent, the Holders and the Trustee, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.13	Accounting Terms; Changes in US GAAP

(a)	Each accounting term used in the Indenture, unless otherwise defined herein, has the meaning assigned to it under US GAAP applied consistently throughout the relevant period and relevant prior periods.

(b)	If there occurs a material change in US GAAP after the Issue Date, and such change would require disclosure under US GAAP in the financial statements of Ayr Wellness and would cause an amount required to be determined for the purposes of any of the financial calculations or financial terms under this Indenture (each a “Financial Term”) to be materially different than the amount that would be determined without giving effect to such change, Ayr Wellness shall notify the Trustee of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on Ayr Wellness’s current and immediately prior year’s financial statements in accordance with U.S. GAAP and state whether Ayr Wellness desires to revise the method of calculating the applicable Financial Term (including the revision of any of the defined terms used in the determination of such Financial Term) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Term will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Term. The Accounting Change Notice shall be delivered to the Trustee within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from Ayr Wellness of an Accounting Change Notice the Trustee shall deliver to each Holder a copy of such notice.

(c)	If Ayr Wellness so indicates that it wishes to revise the method of calculating the Financial Term, Ayr Wellness shall in good faith provide to the Trustee the revised method of calculating the Financial Term within 90 days of the Accounting Change Notice and such revised method shall take effect from the date of the Accounting Change Notice. For certainty, if no notice of a desire to revise the method of calculating the Financial Term in respect of an Accounting Change is given by the Issuer within the applicable time period described above, the method of calculating the Financial Term shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Term shall be determined after giving effect to such Accounting Change.

1.14	Interest Act (Canada)

For purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or fee to be paid hereunder or in connection herewith is to be calculated on the basis of any period of time that is less than a calendar year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365 or 366, as applicable. The rates of interest under this Indenture are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Indenture.

1.15	Conflict with Trust Indenture Act

If any provision hereof limits, qualifies or conflicts with the duties imposed by any of Sections 310 to 317, inclusive, through operation of Section 318(c) of the Trust Indenture Act, such imposed duties shall control.

ARTICLE 2
THE NOTES

2.1	Issue and Designation of Notes; Ranking

The aggregate principal amount of Notes authorized to be issued and authenticated under this Indenture is unlimited, provided, however, that Notes may be issued under this Indenture only on and subject to the conditions and limitations in this Indenture. The Indebtedness evidenced by the Notes will be direct senior secured obligations of the Issuer secured by Liens on the Collateral, subject to Permitted Liens.

2.2	Issuance in Series

(a)	Notes may be issued in one or more series from time to time pursuant to this Indenture and Supplemental Indentures delivered in accordance with the terms of this Indenture. The Notes of each series (i) will have such designation, (ii) may be subject to a limitation of the maximum principal amount authorized for issuance, (iii) will be issued in such denominations, (iv) may be purchased and payable as to principal, premium (if any) and interest at such place or places and in such currency or currencies, (v) will bear such date or dates and mature on such date or dates, (vi) will indicate the portion (if less than all of the principal amount) of such Notes to be payable on declaration of acceleration of Maturity, (vii) will bear interest at such rate or rates (which may be fixed or variable) payable on such date or dates, (viii) may contain mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Notes may be redeemed or purchased at the option of the Issuer or otherwise, (ix) may contain conversion or exchange terms, (x) will indicate the percentage of the principal amount (including any premium) at which Notes may be issued or redeemed, (xi) will set out each office or agency at which the principal of, premium (if any) and interest on the Notes will be payable, and the addresses of each office or agency at which the Notes may be presented for registration of transfer or exchange, (xii) may contain covenants and events of default in addition to or in substitution for the covenants contained herein and the Events of Default, (xiii) may contain additional legends and/or provisions relating to the transfer and exchange of Notes in addition to those provided for herein, and (xiv) may contain such other provisions, not inconsistent with the provisions of this Indenture, as may be set forth in a Board Resolution passed at or before the time of the issue of the Notes of such series and such other provisions (to the extent as the Board of Directors may deem appropriate) as are contained in the Notes of such series. The execution by the Issuer of the Notes of such series and the delivery thereof to the Trustee for authentication will be conclusive evidence of the inclusion of the provisions authorized by this subsection.

(b)	All Notes of any one series will be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to this Indenture, an Officers’ Certificate or the Supplemental Indenture establishing such series. Not all Notes of any one series need to be issued at the same time, and, unless otherwise provided, additional Notes of any series may be issued from time to time, at the option of the Issuer, as applicable, without the consent of any Holder.

(c)	Before the creation of any series of Notes (other than the 2026 Notes, which terms are provided for in Article 3 and other than the 2024 Notes, which terms are provided for in Article 3.1), the Issuer will execute and deliver to the Trustee a Supplemental Indenture for the purpose of establishing the terms of such series of Notes and the forms and denominations in which they may be issued, together with a Board Resolution authorizing the issuance of any such Notes. The Trustee will execute and deliver such Supplemental Indentures from time to time pursuant to Section 12.5.

(d)	Whenever any series of Notes has been authorized, Notes in such series may from time to time be authenticated by the Issuer and delivered to the Trustee and, subject to Section 2.4, will be certified and delivered by the Trustee to or to the order of the Issuer upon receipt by the Trustee of:

(i)	a Board Resolution authorizing the issuance of a specified principal amount of Notes of such series;

(ii)	an Officers’ Certificate to the effect that there is no existing Event of Default or event which with the giving of notice or passage of time or both would constitute an Event of Default and the Issuer has complied with all other conditions of this Indenture in connection with the issue of such series;

(iii)	an Issuer Order for the authentication and delivery of such series of Notes specifying the principal amount of the Notes to be authenticated and delivered; and

(iv)	an Opinion of Counsel addressed to the Trustee to the effect that all legal requirements imposed by this Indenture, any applicable Supplemental Indenture or by law governing the Notes in connection with the issuance, authentication and delivery of such series of Notes have been complied with subject to the delivery of certain documents or instruments specified in such opinion.

(e)	In connection with the issuance of any series of Notes by the Issuer, the Issuer shall fulfill all of the obligations under this Section 2.2 for the issuance of such Notes as the Issuer, including for greater certainty, the execution of a Supplemental Indenture by the Issuer giving effect to the issuance of the Notes. Concurrent with the execution of the Supplemental Indenture giving effect to the issuance of Notes by the Issuer, Ayr Wellness and the other Guarantors shall deliver to the Trustee a guarantee of such series of Notes. Following the delivery of the aforementioned Supplemental Indenture, guarantee and completion of the other requirements under this Section 2.2, the Trustee shall authenticate the Notes.

2.3	Form of Notes

(a)	The Notes of any series and the Trustee’s certificate of authentication shall be substantially in the form set out in the Supplemental Indenture establishing such series (or in the case of the 2026 Notes, in the form set out in Appendix A-1 and A-2 hereto and in the case of the 2024 Note, in the form set out in Appendix A-3), together with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. Notes may have notations, legends or endorsements required by law, stock exchange rule or usage, which may include one or more of the legends set forth in Section 2.3(h) or Section 2.13 hereof or in a Supplemental Indenture. Each Note shall be dated the date of its authentication. Unless otherwise set out in the Supplemental Indenture establishing a series of Notes, Notes shall be issued in denominations of $1,000 and integral multiples of $1,000.

(b)	The terms and provisions contained in the Notes and the Supplemental Indenture establishing each series of Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Issuer and the Trustee, by their execution and delivery of this Indenture and each applicable Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(c)	The Notes of any series may be in different denominations and forms and may contain such variations of tenor and effect, not inconsistent with the provisions of this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of such Notes of different denominations or forms and in the provisions for the registration or transfer of such Notes.

(d)	Subject to Section 2.3(a) and to any limitation as to the maximum principal amount of Notes of any particular series, any Notes may be issued as a part of any series of Notes previously issued, in which case they will bear the same designation and designating letters as those applied to such similar previous issue and will be numbered consecutively upwards in respect of such denominations of Notes in like manner and following the numbers of the Notes of such previous issue.

(e)	All series of Notes which may at any time be issued under this Indenture and the certificate of the Trustee endorsed on such Notes may be in English or any other language or languages or any combination thereof, and may be in the form or forms provided in any Supplemental Indenture or in such other language or languages and in such form or forms as the Board of Directors determines at the time of first issue of any series of Notes, as approved by the Trustee, the approval of which will be conclusively evidenced by its authentication of such Notes.

(f)	If any provision of any series of Notes in a language other than English is susceptible of an interpretation different from the equivalent provision of the English language, the interpretation of such provision in the English language will be determinative.

(g)	Notes may be typed, engraved, printed, lithographed or reproduced in a different form, or partly in one form and partly in another, as the Issuer may determine. The execution of any such Notes by the Issuer and the authentication by the Trustee in accordance with Section 2.4 of any such Notes will be conclusive evidence that such Notes are Notes authorized by this Indenture.

(h)	Each Note issued to, or for the account for benefit of, a U.S. Holder, and each Note issued in exchange or substitution therefor, will be evidenced by a Definitive Note that bears the U.S. Legend (as defined below). The Notes have not been and will not be registered under the U.S. Securities Act or under the securities laws of any of the states of the United States, and may not be offered, sold or otherwise disposed of unless in accordance with Applicable Securities Legislation. Each Definitive Note issued for the benefit or account of a U.S. Holder, and each Definitive Note issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Issuer may prescribe from time to time (the “U.S. Legend”):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES, FOR THE BENEFIT OF [AYR WELLNESS INC.] [AYR WELLNESS CANADA HOLDINGS INC.] (THE “ISSUER”), THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION FROM COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER MUST FIRST BE PROVIDED TO ODYSSEY TRUST COMPANY AND TO THE ISSUER TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that, if the Notes are being sold outside the United States in compliance with Rule 904 of Regulation S and in compliance with applicable local securities laws and regulations, this U.S. Legend may be removed (or the Notes may be transferred to an unrestricted CUSIP) by the transferor delivering to the Trustee and the Issuer a duly completed Form of Assignment attached to the Note and by providing a declaration to the Trustee and the Issuer in the form set forth in Appendix B or as the Issuer may prescribe from time to time, or such other evidence as may be required by the Issuer and the Trustee which may include an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Issuer; provided further, that, if any such Notes are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, or in another transaction that does not require registration under the U.S. Securities Act or applicable state securities laws, the U.S. Legend may be removed (or the Notes may be transferred to an unrestricted CUSIP) by delivery to the Trustee and the Issuer of the Form of Assignment attached to the Note and an opinion of counsel, of recognized standing, reasonably satisfactory to the Issuer, to the effect that such U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act and applicable state securities laws.

2.4	Execution, Authentication and Delivery of Notes

(a)	All Notes shall be signed (either manually or by electronic or facsimile signature) by any two authorized directors or officers of the Issuer, holding office at the time of signing. An electronic or facsimile signature upon a Note shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be. Notwithstanding that any individual whose signature, either manual or in facsimile or other electronic means, appears on a Note as a director or officer may no longer hold such office at the date of the Note or at the date of the authentication and delivery thereof, such Note shall be valid and binding upon the Issuer and the Holder thereof shall be entitled to the benefits of this Indenture.

(b)	No Notes will be entitled to any right or benefit under this Indenture or be valid or obligatory for any purpose unless such Notes have been authenticated by manual signature by or on behalf of the Trustee substantially in the form provided for herein or in the relevant Supplemental Indenture. Such authentication upon any Notes will be conclusive evidence, and the only evidence, that such Notes have been duly authenticated, issued and delivered and that the Holder is entitled to the benefits hereof.

(c)	Subject to the terms of this Indenture, the Trustee shall from time to time authenticate one or more Notes (including Global Notes) for original issue on the issue date for any series of Notes upon and in accordance with an Issuer Order (an “Authentication Order”), without the Trustee receiving any consideration therefor. Each such Authentication Order shall specify the principal amount of such Notes to be authenticated and the date on which such Notes are to be authenticated. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount specified in the Authentication Orders except as provided in Section 2.10. Except as provided in Section 6.10, there is no limit on the amount of Notes that may be issued hereunder.

(d)	The certificate by or on behalf of the Trustee authenticating Notes will not be construed as a representation or warranty of the Trustee as to the validity of this Indenture or of any Notes or their issuance (except the due authentication thereof by the Trustee) or as to the performance by the Issuer of its obligations under this Indenture or any Notes and the Trustee will be in no respect liable or answerable for the use made of the proceeds of such Notes. The certificate by or on behalf of the Trustee on Notes issued under this Indenture will constitute a representation and warranty by the Trustee that such Notes have been duly authenticated by and on behalf of the Trustee pursuant to the provisions of this Indenture.

2.5	Registrar and Paying Agent

(a)	The Issuer shall maintain for each series of Notes an office or agency where such Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where such Notes may be surrendered for payment (“Paying Agent”). The Registrar shall keep a register of such Notes and of their transfer and exchange.

(b)	The Issuer may appoint one or more co-registrars and one or more additional paying agents for any series of Notes in such other locations as it shall determine. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer will notify the Trustee in writing of the name and address of any Registrar or Paying Agent which is not a party to this Indenture. If the Issuer does not exercise its option to appoint or maintain another entity as Registrar or Paying Agent in respect of any series of Notes, the Trustee shall act as such. The Issuer or any of its Subsidiaries may act as Paying Agent or Registrar for any series of Notes. The Issuer initially appoints the Trustee at its corporate office in Vancouver, British Columbia to act as the Registrar, transfer agent, authentication agent and Paying Agent with respect to the Notes.

2.6	Paying Agent to Hold Money in Trust

The Issuer shall require each Paying Agent, other than the Trustee, to agree in writing that the Paying Agent will, and the Trustee when acting as Paying Agent agrees that it will, hold in trust, for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, and interest on the Notes of the relevant series and shall notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee and to account for any money disbursed by it. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary) shall have no further liability for the money. If the Issuer or a Subsidiary of the Issuer acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Holders all money held by it as Paying Agent; provided that upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for each series of Notes.

2.7	Book Entry Only Notes, DRS Advice

(a)	Subject to Section 2.3(h), Section 2.7(c), and Section 4.2(b) and the provisions of the Notes of any series or any Supplemental Indenture providing for the issuance thereof, Notes shall be issued initially as Book Entry Only Notes represented by one or more Global Notes. Each Global Note authenticated in accordance with this Indenture and any Supplemental Indenture shall be registered in the name of the Depository designated for such Global Note or a nominee thereof and deposited with such Depository or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture and the applicable Supplemental Indenture. Beneficial interests in a Global Note will not be shown on the register or the records maintained by the Depository but will be represented through book entry accounts of Participants on behalf of the Beneficial Holders of such Global Note in accordance with the rules and procedures of the Depository. None of the Issuer or the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interest in any Global Notes or for maintaining, reviewing or supervising any records relating to such beneficial interests therein. Except as otherwise provided in this Indenture or any Supplemental Indenture in respect of a series of Notes, Beneficial Holders of Global Notes shall not be entitled to have Notes registered in their names, shall not receive or be entitled to receive Definitive Notes and shall not be considered owners or holders thereof under this Indenture or any Supplemental Indenture. Nothing herein or in a Supplemental Indenture shall prevent the Beneficial Holders from voting Global Notes using duly executed voting instruction forms.

(b)	Every Note authenticated and delivered upon registration or transfer of a Global Note, or in exchange for or in lieu of a Global Note or any portion thereof, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depository for such Global Notes or a nominee thereof.

(c)	Notwithstanding anything else contained herein, 2026 Notes may be issued to certain Holders of 2026 Notes pursuant to Direct Registration System advice at the direction of Ayr Wellness or Ayr Wellness Holdings.

2.8	Global Notes

Notes issued to a Depository in the form of Global Notes shall be subject to the following in addition to the provisions of Section 4.2, unless and until Definitive Notes have been issued to Beneficial Holders pursuant to Section 4.2(b):

(a)	the Trustee may deal with such Depository as the authorized representative of the Beneficial Holders of such Notes;

(b)	the rights of the Beneficial Holders of such Notes shall be exercised only through such Depository and the rights of Beneficial Holders shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Holders, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;

(c)	whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders evidencing a specified percentage of the outstanding Notes of any series, the Depository shall be deemed to be counted in that percentage to the extent that it has received instructions to such effect from Beneficial Holders or Participants;

(d)	such Depository will make book-entry transfers among the direct Participants of such Depository and will receive and transmit distributions of principal, premium and interest on the Notes to such direct Participants for subsequent payment to the Beneficial Holders thereof;

(e)	the direct Participants of such Depository shall have no rights under this Indenture or under or with respect to any of the Notes held on their behalf by such Depository, and such Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Notes represented by such Global Notes for all purposes whatsoever;

(f)	whenever a notice or other communication is required to be provided to Holders in connection with this Indenture or the Notes, the Trustee shall provide all such notices and communications to the Depository for subsequent delivery of such notices and communications to the Beneficial Holders in accordance with Applicable Securities Legislation and the procedures of the Depository; and

(g)	notwithstanding any other provision of this Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Note shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Holders thereof. Upon payment over to the Depository, the Trustee, if acting as the Paying Agent, shall have no further liability for the money.

2.9	Interim Notes

Pending the delivery of Definitive Notes of any series to the Trustee, the Issuer may issue and the Trustee authenticate in lieu thereof (but subject to the same provisions, conditions and limitations as set forth in this Indenture) interim printed, mimeographed or typewriter Notes in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to Definitive Notes of such series when the same are ready for delivery; or the Issuer may execute and deliver to the Trustee and the Trustee authenticate a temporary Note for the whole principal amount of Notes of such series then authorized to be issued hereunder and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Note so delivered to it, as the Issuer and the Trustee may approve entitling the holders thereof to Definitive Notes when the same are ready for delivery; and, when so issued and certified, such interim or temporary Notes or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Notes of such series duly issued hereunder and, pending the exchange thereof for Definitive Notes of such series, the holders of the interim or temporary Notes or interim certificates shall be deemed without duplication to be Holders of such series and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Issuer shall have delivered the Definitive Notes of such series to the Trustee, the Trustee shall call in for exchange all temporary or interim Notes of such series or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Issuer or the Trustee to the holders of such interim or temporary Notes or interim certificates for the exchange thereof.

2.10	Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall become mutilated or be lost, stolen or destroyed, the Issuer, in its discretion, may issue, and thereupon the Trustee shall authenticate and deliver, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall entitle the Holder thereof to the benefits of this Indenture and shall rank equally in accordance with its terms with all other Notes of such series issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Issuer and to the Trustee such evidence of the loss, theft or destruction of the Note as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Note.

2.11	Concerning Interest

(a)	All Notes of each series issued hereunder, whether originally or upon exchange or in substitution for previously issued Notes (including for certainty Notes issued under Sections 2.9 and 2.10), shall bear interest (i) from and including their respective issue date, or (ii) from and including the last Interest Payment Date therefor to which interest shall have been paid or made available for payment on such outstanding Notes, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date therefor.

(b)	Subject to accrual of any interest on unpaid interest from time to time, interest on a Note of any series will cease to accrue from the Maturity of such Note (including, for certainty, if such Note was called for redemption, the Redemption Date); unless upon due presentation and surrender of such Note for payment on or after the Maturity thereof, such payment is improperly withheld or refused.

(c)	If the date for payment of any amount of principal, premium or interest in respect of a Note of any series is not a Business Day at the place of payment, then payment thereof will be made on the next Business Day and the Holder of such Note will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

(d)	The Holder of any Note of any series at the close of business on any Record Date applicable to a particular series with respect to any Interest Payment Date for such series shall be entitled to receive the interest, if any, payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to such Record Date and prior to such Interest Payment Date, except if and to the extent the Issuer shall default in the payment of the interest due on such Interest Payment Date for such series, in which case such defaulted interest shall be paid to the Holder of such Note as at the close of business on a subsequent Record Date (which shall be not less than two Business Days prior to the date of payment of such defaulted interest) established by notice given by mail by or on behalf of the Issuer to the Holders of all affected Notes not less than 15 days preceding such subsequent Record Date. The term “Record Date” as used with respect to any Interest Payment Date (except a date for payment of defaulted interest) for the Notes of any series shall mean the date specified as such in the terms of the Notes of such series established as contemplated by Section 2.2, and in respect of the 2026 Notes, shall mean the “2026 Record Date” specified in Section 3.1.

(e)	Wherever in this Indenture, any Supplemental Indenture or any Note there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture, the Supplemental Indenture or the Note, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

(f)	Unless otherwise specifically provided in this Indenture or the terms of any Note, interest on Notes of any series shall be computed on the basis of a year of 365 days or 366 days, as applicable. With respect to any series of Notes, whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12	Payments of Amounts Due on Maturity

(a)	Subject to Section 2.12(b), the following provisions shall apply to all Notes, except as otherwise specified in a Supplemental Indenture relating to a particular series of Notes (and, in the case of the 2024 Notes, Article 3):

(i)	in the case of fully registered Notes, the Issuer shall establish and maintain with the Paying Agent a Maturity Account for each series of Notes. On or before 11:00 a.m. (Toronto time) on the Stated Maturity date for each series of Notes outstanding from time to time under this Indenture, the Issuer shall deposit in the applicable Maturity Account by wire transfer or certified cheque an amount sufficient to pay all amounts payable in respect of the outstanding Notes of such series (less any Taxes required by law to be deducted or withheld therefrom). The Paying Agent will pay to each Holder of such Notes entitled to receive payment, the principal amount of, and premium (if any) on, such Notes, upon surrender of such Notes to the Paying Agent or at any branch of the Trustee designated for such purpose from time to time by the Issuer and the Trustee. The deposit or making available of such amounts into the applicable Maturity Account will satisfy and discharge the liability of the Issuer for such Notes to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any Taxes deducted or withheld as aforesaid) and such Notes will thereafter not be considered as outstanding under this Indenture to such extent and such Holder will have no other right than to receive out of the money so deposited or made available the amount to which it is entitled. Failure to make a deposit or make funds available as required to be made pursuant to this Section 2.12(a)(i) will constitute Default in payment on the Notes in respect of which the deposit or making available of funds was required to have been made; and

(ii)	in the case of any series of Notes issued and outstanding in the form of or represented by Global Notes, on or before 11:00 a.m. (Toronto time) on the day prior to the Stated Maturity date for such Notes, the Issuer shall deliver to the Trustee, for onward payment to the Depository, in each case by electronic funds transfer, an amount sufficient to pay the amount payable in respect of such Global Notes (less any Taxes required by law to be deducted or withheld therefrom). The Issuer shall pay to the Trustee, for onward payment to the Depository, the principal amount of, and premium (if any) on, such Global Notes, against receipt of the relevant Global Notes. The delivery of such electronic funds to the Trustee for onward payment to the Depository will satisfy and discharge the liability of the Issuer for the series of Notes to which the electronic funds relates to the extent of the amount deposited or made available (plus the amount of any Taxes deducted or withheld as aforesaid) and such Notes will thereafter not be considered as outstanding under this Indenture unless such electronic funds transfer is not received. Failure to make delivery of funds available as required pursuant to this Section 2.12(a)(ii) will constitute Default in payment on the Notes of the series in respect of which the delivery or making available of funds was required to have been made.

(b)	Notwithstanding Section 2.12(a), all payments in excess of CAD$25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS. Neither the Trustee nor the Paying Agent shall have any obligation to disburse funds pursuant to Section 2.12(a)(i) unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable date of Maturity. The Paying Agent shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.13	Legends on Notes

(a)	Each Global Note shall bear a legend in substantially the following form, subject to such modification as required by the applicable Depository (the “Global Note Legend”):

“THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THIS INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTEREDEXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPONREGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEUOF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE.

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO [AYR WELLNESS INC.] [AYR WELLNESS CANADA HOLDINGS INC.] OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THIS NOTE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS NOTE.”

(b)	Prior to the issuance of Notes of any series, the Issuer shall notify the Trustee, in writing, concerning which Notes are to be certificated and are to bear the legend or legends described in this Section 2.13.

2.14	Payment of Interest

The following provisions shall apply to Notes of each series, except as otherwise specified in a Supplemental Indenture relating to a particular series of Notes (and, in the case of the 2026 Notes, Article 3 and the 2024 Notes, Article 3.1):

(a)	As interest becomes due on each fully registered Note (except on redemption thereof, when interest may at the option of the Issuer be paid upon surrender of such Note), the Issuer, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest including any Additional Amounts (less any Taxes required by law to be deducted or withheld therefrom) to the Holders of record on the Record Date immediately preceding the applicable Interest Payment Date. If payment is made by cheque, such cheque shall be forwarded at least two days prior to each Interest Payment Date and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to Holders), such payment shall be made in a manner whereby the Holder receives credit for such payment on the Interest Payment Date. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any Taxes deducted or withheld as aforesaid, satisfy and discharge all liability for interest including any Additional Amounts on such Note to such extent, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Issuer shall issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Issuer is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on any Note in the manner provided above, the Issuer may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above. If payment is made through the Trustee, by 11:00 a.m. (Toronto time) at least one Business Day prior to the related Interest Payment Date for a Note or to the date of mailing the cheques for the interest due on such Interest Payment Date for such Note, whichever is earlier, the Issuer shall deliver sufficient funds to the Trustee by electronic transfer or certified cheque or make such other arrangements for the provision of funds as may be agreeable between the Trustee and the Issuer in order to effect such interest payment hereunder.

(b)	So long as the Notes of any series or any portion thereof are issued in the form of or represented by a Global Note, then all payments of interest on such Global Note shall be made by 11:00 a.m. (Toronto time) at least one Business Day prior to the related Interest Payment Date by electronic funds transfer made payable to the Trustee for subsequent payment to the Depository on behalf of the Beneficial Holders of the applicable interests in that Global Note, unless the Issuer and the Trustee agree.

(c)	Notwithstanding Sections 2.14(a) and 2.14(b), all payments in excess of CAD$25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS. Neither the Trustee nor Paying Agent, as applicable, shall have any obligation to disburse funds in respect of any Note pursuant to Section 2.14(a) unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect to such Interest Payment Date for such Note. The Trustee or Paying Agent, as applicable, shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.15	Record of Payment

The Trustee will maintain accounts and records evidencing any payment, by it or any other Paying Agent on behalf of the Issuer, of principal, premium (if any) and interest in respect of Notes of each series, which accounts and records will constitute, in the absence of manifest error, prima facie evidence of such payment.

2.16	Representation Regarding Third Party Interest

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Issuer, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Issuer hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be reasonably satisfactory to it, as to the particulars of such third party.

ARTICLE 3
TERMS OF THE 2026 NOTES

3.1	[Reserved]

3.2	Creation and Designation of the 2026 Notes

(a)	In accordance with this Indenture, the Issuer is authorized to issue a series of Notes designated “13.0% Senior Secured Notes due December 10, 2026” consisting of both the 2026 Exchanged Notes and 2026 Additional Notes.

(b)	Each Holder of the 2024 Notes shall receive 2026 Exchanged Notes in exchange for its 2024 Notes, in each case, on a dollar-for-dollar cashless basis under this Indenture (the date on which such 2024 Notes are exchanged, the “Exchange Date”) pursuant to the 2026 CBCA Proceedings plus any accrued by unpaid interest up to but excluding the Exchange Date. Each Holder hereby agrees and acknowledges that interest on the 2024 Notes commencing on and following the Exchange Date shall accrue and be payable only to Ayr Wellness Holdings, as Holder of the 2024 Notes following the 2026 CBCA Proceedings.

(c)	Each Person listed on Schedule A attached hereto shall receive 2026 Additional Notes, subject to the terms and conditions contained herein.

3.3	Aggregate Principal Amount

The aggregate principal amount of 2026 Notes which may be issued under this Indenture is $293.25 million, consisting of (a) $243.25 million in 2026 Exchanged Notes and (b) $50.0 million in 2026 Additional Notes.

3.4	Authentication

The Trustee shall authenticate one or more Global Notes or, in respect of certain Holders, definitive certificates or Direct Registration System advice for original issue on the Issue Date, with respect to (a) the 2026 Exchanged Notes in an aggregate principal amount of up to $243.25 million and (b) the 2026 Additional Notes in an aggregate principal amount of up to $50.0 million (which shall bear US legends for US Securities Law purposes) or otherwise to permit transfers or exchanges in accordance with Section 4.7 upon receipt by the Trustee of a duly executed Authentication Order.

3.5	Date of Issue and Maturity

The 2026 Notes will be dated February 7, 2024 and the 2026 Notes will become due and payable, together with all accrued and unpaid interest thereon, on December 10, 2026 (the “2026 Note Maturity Date”).

3.6	Interest

(a)	The 2026 Notes will bear interest on the unpaid principal amount thereof at the rate of 13.0% per annum from the Issue Date to, but excluding, the 2026 Note Maturity Date, compounded semi-annually and payable in arrears on each Interest Payment Date. The first Interest Payment Date for the 2026 Notes will be June 30, 2024.

(b)	Interest will be payable in respect of each Interest Period (after, as well as before, the 2026 Note Maturity Date, default and judgment, with interest overdue on principal and interest at a rate that equal to the applicable rate on the 2026 Notes) on each Interest Payment Date in accordance with Section 2.11 and Section 2.14. Interest on the 2026 Notes will accrue from the Issue Date or, if interest has already been paid, from and including the last Interest Payment Date therefor to which interest has been paid or made available for payment. Interest will be computed on the basis of a 365-day or 366-day year, as applicable, and will be payable in equal semi-annual amounts; except that interest in respect of any period that is shorter than a full semi-annual interest period will be computed on the basis of a 365- day or 366-day year, as applicable, and the actual number of days elapsed in that period.

(c)	Notwithstanding anything in this Indenture or the Notes to the contrary, if at any time the interest rate applicable to Notes, together with all fees, charges and other amounts which are treated as interest on such Notes under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by any of the Holders holding such Notes in accordance with applicable law, the rate of interest payable in respect of such Notes hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Notes but were not payable as a result of the operation of this Section 3.6(c) shall be cumulated (the “cumulated amount”) and the interest and Charges payable to such Holders in respect of other Notes or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the rate of interest payable in respect of such Notes hereunder to the date of repayment, shall have been received by such Holders. Notwithstanding any provision herein to the contrary, in no event will the aggregate “interest” (as defined in Section 347 of the Criminal Code (Canada), R.S.C., 1985 c. C-46, as amended from time to time) payable under this Indenture or the Notes exceed the maximum effective annual rate of interest on the “credit advanced” (as defined in such Section) permitted under such Section and, if any payment, collection or demand pursuant to this Indenture or the Notes in respect of “interest” (as defined in such Section), including the payment of any cumulated amount, is determined to be contrary to the provisions of such Section, the amount of such excess payment or collection will be refunded to the Company. For purposes of this Indenture and the Notes, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of this Indenture and the Notes on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Trustee will be prima facie evidence of such determination.

3.7	Optional Redemption

(a)	At any time and from time to time after the Issue Date, the Issuer may redeem all or a part of the 2026 Notes upon not less than 15 days’ nor more than 60 days’ notice, at par plus accrued and unpaid interest on the 2026 Notes redeemed, to the applicable Redemption Date.

(b)	Unless otherwise specifically provided in this Section 3.7, the terms of Article 5 shall apply to the redemption of any 2026 Notes and in the event of any inconsistency, the terms of this Section 3.7 shall prevail.

3.8	Use of Proceeds

The proceeds of the 2026 Additional Notes shall be distributed by Ayr Wellness Holdings as an intercompany obligation to Ayr Wellness concurrently with the issuance thereof pursuant to the 2026 Subordinated Intercompany Note and may be used by the Ayr Wellness and its Restricted Subsidiaries for working capital purposes and in accordance to the “Limitations” as set forth in the Support Agreement.

3.9	Mandatory Redemption and Market Purchases

(a)	The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the 2026 Notes; provided, however, that the Issuer may be required to offer to purchase the 2026 Notes pursuant to Sections 6.14, 6.15 and 6.19.

(b)	The Issuer or any of its Subsidiaries may at any time and from time to time purchase 2026 Notes by tender offer, open market purchases, negotiated transactions, private agreement or otherwise at any price in accordance with Applicable Securities Legislation, so long as such acquisition does not violate the terms of this Indenture.

3.10	Form and Denomination of the 2026 Notes

(a)	The 2026 Exchange Notes will be issued at an issue price of $1,000 per $1,000 of principal amount (and integral multiples of $1,000).

(b)	The 2026 Additional Notes will be issued at an issue price of $800 per $1,000 of principal amount (and integral multiples of $1,000).

(c)	Subject to Section 4.2(b), the 2026 Notes will be issuable as Global Notes and/or Definitive Notes, substantially in the form set out in Appendix A-1 or A-2 hereto with such changes as may be reasonably required by the Depository and any other changes as may be approved or permitted by the Issuer, in each case which changes are not prejudicial to the Holders or Beneficial Holders of 2026 Notes, and with such approval in each case to be conclusively deemed to have been given by the officers of the Issuer executing the same in accordance with Article 2.

3.11	Currency of Payment

The principal of, and interest and premium (if any) on, the 2026 Notes will be payable in United States dollars.

3.12	Additional Amounts

(a)	All payments made by any Guarantor under or with respect to any Guarantee will be made free and clear of and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of any United States taxing authority (hereinafter “United States Taxes”), unless any Guarantor is required to withhold or deduct United States Taxes by law or by the interpretation or administration thereof. If any Guarantor is so required to withhold or deduct any amount of interest for or on account of United States Taxes from any payment made under or with respect to any Guarantee, such Guarantor will pay such additional amounts of interest (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such United States Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (an “Excluded Holder”):

(i)	which is subject to such United States Taxes by reason of any connection between such holder and the United States or any states political subdivision thereof or authority thereof other than the mere holding of Notes or the receipt of payments thereunder;

(ii)	which failed to duly and timely comply with a timely request of the Issuer to provide information, documents, certification or other evidence concerning such holder’s nationality, residence, entitlement to treaty benefits, identity or connection with the United States or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any United States Taxes as to which Additional Amounts would have otherwise been payable to such holder of Notes but for this clause (ii);

(iii)	which is a fiduciary, a partnership or not the beneficial owner of any payment on a Note, if and to the extent that, as a result of an applicable tax treaty, no Additional Amounts would have been payable had the beneficiary, partner or beneficial owner owned the Note directly (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or beneficial owner);

(iv)	to the extent that the United States Taxes required to be withheld or deducted are imposed pursuant to sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended (and any amended or successor version that is substantially comparable), and any regulations or other official guidance thereunder or agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) entered into in connection therewith; or

(v)	any combination of the foregoing clauses of this proviso.

(b)	The Issuer or such Guarantor, as the case may be, will also (i) make such withholding or deduction and, (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer or such Guarantor, as the case may be, will furnish to the holders of the Notes, within 30 days after the date the payment of any United States Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by such Guarantor, as the case may be. Such Guarantor will indemnify and hold harmless each holder (other than all Excluded Holders) for the amount of (A) any United States Taxes not withheld or deducted by such Guarantor and levied or imposed and paid by such holder as a result of payments made under or with respect to the Guarantees, (B) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (C) any United States Taxes imposed with respect to any reimbursement under clauses (i) or (ii) of this Section 3.12(b).

(c)	At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if any Guarantor is aware that it will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Whenever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(d)	The obligations described under this Section 3.12 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any successor Person and to any jurisdiction in which such successor is organized or is otherwise resident or doing business for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents.

3.13	Appointment

(a)	The Trustee will be the trustee for the 2026 Notes, subject to Article 11.

(b)	The Issuer initially appoints CDS to act as Depository with respect to the 2026 Notes.

(c)	The Issuer initially appoints the Trustee at its corporate office in Vancouver, British Columbia to act as the Registrar, transfer agent, authentication agent and Paying Agent with respect to the 2026 Notes. The Issuer may change the Registrar, transfer agent, authentication agent or Paying Agent for the 2026 Notes at any time and from time to time without prior notice to the Holders of the 2026 Notes.

3.14	Inconsistency

In the case of any conflict or inconsistency between this Article 3 and any other provision of this Indenture, Article 3 shall, as to the 2026 Notes, govern and prevail.

3.15	Reference to Principal, Premium, Interest, etc.

Whenever this Indenture refers to, in any context, the payment of principal, Called Principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference shall include the payment of Additional Amounts or indemnification payments as described hereunder, if applicable.

3.16	Merger, Amalgamation or Winding up of Ayr Wellness Holdings

Notwithstanding anything else contained in this Indenture, following completion of the 2026 CBCA Proceedings, Ayr Wellness and Ayr Wellness Holdings may be merged or amalgamated (after the continuance of the latter to British Columbia) or Ayr Wellness Holdings may be wound up into Ayr Wellness (any of such merger, amalgamation or winding-up, the “Parent-Issuer Merger”), and in such case (a) the 2026 Notes issued by Ayr Wellness Holdings in connection with the 2026 CBCA Proceedings shall become direct obligations of the amalgamated entity or of Ayr Wellness, as applicable, and Ayr Wellness (or the amalgamated entity) shall assume all the rights, obligations and liabilities as an Issuer hereunder, and (b) all reference to Ayr Wellness in this Indenture shall be deemed to be the entity continuing thereunder.

ARTICLE 3.1

TERMS OF THE 2024 NOTES

3.1.1	Amendment and Designation of the 2024 Notes

Upon completion of the 2026 CBCA Proceedings, the terms of the 2024 Notes shall be automatically deemed amended in their entirety to reflect the terms of this Article 3.1 without any further action.

3.1.2	Aggregate Principal Amount

The aggregate principal amount of 2024 Notes which may be issued under this Indenture is $243.25 million.

3.1.3	Appointment

The Trustee will be the trustee for the 2024 Notes, subject to Article 11.

3.1.4	Form and Denomination

Subject to Section 2.2(b), the 2024 Notes will be issuable as Definitive Notes, substantially in the form set out in Appendix A-3 hereto with such changes as may be approved or permitted by the Issuer, in each case which changes are not prejudicial to the Holders or Beneficial Holders of 2024 Notes, and with such approval in each case to be conclusively deemed to have been given by the officers of the Issuer executing the same in accordance with Article 2.

3.1.5	Interest and Ranking

The 2024 Notes shall bear interest at a rate of 13.5% per annum. Interest accruing on the 2024 Notes shall be paid on June 30 and December 31 of each year the 2024 Notes remain outstanding. The 2024 Notes shall be (i) held solely by Ayr Wellness Holdings as an unsecured inter-company obligation between Ayr Wellness and Ayr Wellness Holdings, (ii) shall not be permitted to be assigned, encumbered (except to and in favour of the Trustee as security for Ayr Wellness Holdings’ Obligations in respect of the 2026 Notes) or otherwise dealt with in any manner by Ayr Wellness Holdings, (iii) shall be subordinate in all respects, including (without limitation), in right of payment, to the 2026 Notes, and (iv) shall be assigned by Ayr Wellness Holdings to the Trustee, as security for Ayr Wellness Holdings’ Obligations under the 2026 Notes, and Ayr Wellness Holdings shall enter into a subordination agreement in favor of the Trustee, on behalf of the Holders (in form and substance satisfactory to the Trustee) with respect to, inter alia, subparagraphs (i) to (iv) above. The 2024 Notes will be redeemable at any time and from time to time by Ayr Wellness at par.

3.1.6	Date of Issue and Maturity

The 2024 Notes will become due and payable, together with all accrued and unpaid interest thereon, on December 31, 2026.

3.1.7	Currency of Payment

The principal of, and interest and premium (if any) on, the 2024 Notes will be payable in United States dollars.

3.1.8	Restrictions on 2024 Notes

Ayr Wellness and Ayr Wellness Holdings hereby agrees and acknowledges that:

(a)	The 2024 Notes shall not be amended, modified, or supplemented in any respect and shall be subject to the terms of the AWH Assignment and Subordination Agreement;

(b)	The 2024 Notes may not be assigned, sold, transferred, disposed of or participated to or in favor of any other Person in any manner whatsoever, other than (i) by virtue of the Parent Issuer Merger, or (ii) by way of assignment as security in favor of the Trustee pursuant to the terms of the AWH Assignment and Subordination Agreement; and

(c)	The 2024 Notes shall remain unsecured at all times and shall not be pledged or encumbered in any manner whatsoever to any Person, other than by way of assignment as security in favor of the Trustee pursuant to the terms of the AWH Assignment and Subordination Agreement.

ARTICLE 4

REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

4.1	Register of Certificated Notes

(a)	Subject to the terms of any Supplemental Indenture, with respect to each series of Notes issuable in whole or in part as registered Notes, the Issuer shall cause to be kept by and at the principal office of the Trustee in Vancouver, British Columbia or by such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Notes of such series or as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. Such registration shall be noted on the relevant Notes by the Trustee or other Registrar unless a new Note shall be issued upon such transfer.

(b)	No transfer of a registered Note shall be valid unless made on such register referred to in Section 4.1(a) by the Holder or such Holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other Registrar upon surrender of the Notes together with a duly executed form of transfer acceptable to the Trustee or other Registrar and upon compliance with such other reasonable requirements as the Trustee or other Registrar may prescribe, and unless the name of the transferee shall have been noted on the Note by the Trustee or other Registrar.

4.2	Global Notes

(a)	With respect to Notes issuable as or represented by, in whole or in part, one or more Global Notes, the Issuer shall cause to be kept by and at the principal office of the Trustee in Vancouver, British Columbia or by such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the name and address of the Holder of each such Global Note (being the Depository, or its nominee, for such Global Note) and particulars of the Global Note held by it, and of all transfers thereof. If any Notes are at any time not Global Notes, the provisions of Section 4.1 shall govern with respect to registrations and transfers of such Notes.

(b)	Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the Holder thereof and, accordingly, subject to Section 4.6, no Definitive Notes of any series shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in any Supplemental Indenture, a resolution of the Trustee, a Board Resolution or an Officers’ Certificate:

(i)	Definitive Notes may be issued to Beneficial Holders at any time after:

(A)	the Issuer has determined that CDS (1) is unwilling or unable to continue as Depository for Global Notes, or (2) ceases to be eligible to be a Depository, and, in each case the Issuer is unable to locate a qualified successor to its reasonable satisfaction;

(B)	the Issuer has determined, in its sole discretion, or is required by law, to terminate the book-entry only registration system in respect of such Global Notes and has communicated such determination or requirement to the Trustee in writing, or the book-entry system ceases to exist; or

(C)	the Trustee has determined that an Event of Default has occurred and is continuing with respect to Notes issued as Global Notes, provided that Beneficial Holders representing, in the aggregate, not less than a majority of the aggregate outstanding principal amount of the Notes of the affected series advise the Depository in writing, through the Participants, that the continuation of the book-entry only registration system for the Notes of such series is no longer in their best interests; and

(ii)	Global Notes may be transferred (A) if such transfer is required by applicable law, as determined by the Issuer and Counsel, or (B) by a Depository to a nominee of such Depository, or by a nominee of a Depository to such Depository, or to another nominee of such Depository, or by a Depository or its nominee to a successor Depository or its nominee.

(c)	Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 4.2(b)(i) or upon the transfer of a Global Note to a Person other than a Depository or a nominee thereof in accordance with Section 4.2(b)(i)(A), the Trustee shall notify all Beneficial Holders, through the Depository, of the availability of Definitive Notes for such series. Upon surrender by the Depository of the Global Notes in respect of any series and receipt of new registration instructions from the Depository, the Trustee shall deliver the Definitive Notes of such series to the Beneficial Holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Notes will be governed by Section 4.1 and the remaining provisions of this Article 4.

(d)	It is expressly acknowledged that a transfer of beneficial ownership in a Note of any series issuable in the form of or represented by a Global Note will be effected only (a) with respect to the interests of participants in the Depository (“Participants”), through records maintained by the Depository or its nominee for the Global Note, and (b) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial Holders who are not Participants but who desire to purchase, sell or otherwise transfer ownership of or other interest in Notes represented by a Global Note may do so only through a Participant.

4.3	Transferee Entitled to Registration

The transferee of a Note shall be entitled, after the appropriate form of transfer is deposited with the Trustee or other Registrar and upon compliance with all other conditions for such transfer required by this Indenture or by law, to be entered on the register as the owner of such Note free from all equities or rights of set-off or counterclaim between the Issuer and the transferor or any previous Holder of such Note, save in respect of equities of which the Issuer is required to take notice by law (including any statute or order of a court of competent jurisdiction).

4.4	No Notice of Trusts

None of the Issuer, the Trustee and any Registrar or Paying Agent will be bound to take notice of or see to the performance or observance of any duty owed to a third Person, whether under a trust, express, implied, resulting or constructive, in respect of any Note by the Holder or any Person whom the Issuer or the Trustee treats, as permitted or required by law, as the owner or the Holder of such Note, and may transfer the same on the direction of the Person so treated as the owner or Holder of the Note, whether named as Trustee or otherwise, as though that Person were the Beneficial Holder thereof.

4.5	Registers Open for Inspection

The registers referred to in Sections 4.1 and 4.2 shall, subject to applicable law, at all reasonable times be open for inspection by the Issuer, the Trustee or any Holder. Every Registrar, including the Trustee, shall from time to time when requested so to do by the Issuer or by the Trustee, in writing, furnish the Issuer or the Trustee, as the case may be, with a list of names and addresses of Holders entered on the registers kept by them and showing the principal amount and serial numbers of the Notes held by each such Holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

4.6	Issuer to Furnish Trustee Names and Addresses of Holders

(a)	The Issuer will furnish or cause to be furnished to the Trustee in writing, semi-annually, at least seven Business Days before each Interest Payment Date (and in all events at intervals of not more than six months) and at such other times as the Trustee may request in writing within 30 days after the receipt by the Issuer of any such request, a list in such form as the Trustee may reasonably require, of the names and addresses of Holders of securities of each series as of such date, provided that the Issuer shall not be so obligated at any time that the list shall not differ in any respect from the most recent list furnished to the Trustee by the Issuer and provided, however, that, in either case, no such list need be furnished for any series for which the Trustee shall be the Registrar.

(b)	The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in this Section 4.6 and the names and addresses of Holders received by the Trustee in its capacity as Registrar (if acting in such capacity). The Trustee may destroy any list furnished to it as provided in this Section 4.6 upon receipt of a new list so furnished.

(c)	Every holder of Notes, by receiving and holding the same, agrees with the Issuer and the Trustee that neither the Issuer nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to the names and addresses of Holders made pursuant to the Trust Indenture Act.

4.7	Transfers and Exchanges of Notes

(a)	Transfer and Exchange of Global Notes. A Global Note may be transferred in whole and not in part only pursuant to Section 4.2(b)(ii). A beneficial interest in a Global Note may not be exchanged for a Definitive Note other than pursuant to Section 4.2(b)(i). A Global Note may not be exchanged for another Note other than as provided in this Section 4.6(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 4.7(b) or 4.7(c), as applicable.

(b)	Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture, applicable laws and the Applicable Procedures. In connection with a transfer and exchange of beneficial interest in Global Notes, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or a Beneficial Holder, in each case, given to the Depository in accordance with the Applicable Procedures directing the Depository to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged, and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase, or (B) (1) a written order from a Participant or a Beneficial Holder, in each case, given to the Depository in accordance with the Applicable Procedures directing the Depository to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred, and (2) instructions given by the Depository to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer referred to in (B)(1) above. Upon satisfaction of all of the requirements for transfer of beneficial interests in Global Notes contained in this Indenture and the Notes, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 4.7(e).

(c)	Transfer or Exchange of Beneficial Interests in the Global Notes for Definitive Notes. A holder of a beneficial interest in a Global Note may exchange such beneficial interest for a Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note only upon the occurrence of any of the preceding events in Section 4.2(b) and satisfaction of the conditions set forth in Section 4.7(b). Upon the occurrence of any such preceding event and receipt by the Registrar of the instructions referred to in this Section 4.6(c), the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 4.7(e), and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 4.6(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depository and the Participant or Beneficial Holder. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered.

(d)	Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 4.7(d) and Applicable Securities Legislation, the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing.

(e)	Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or cancelled in whole and not in part, each such Global Note shall be returned to or retained and cancelled by the Trustee in accordance with Section 4.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(f)	U.S. Restrictions on Transfer. If a Definitive Note tendered for transfer bears the U.S. Legend set forth in Section 2.3(h), the Trustee shall not register such transfer unless the transferor has provided the Trustee with the Definitive Note and: (A) the transfer is made to the Issuer; (B) the transfer is made outside of the United States in a transaction meeting the requirements of Rule 904 of Regulation S, and is in compliance with applicable local laws and regulations, and the transferor delivers to the Trustee and the Issuer a declaration substantially in the form set forth in Appendix B to this Indenture, or in such other form as the Issuer may from time to time prescribe, together with such other evidence of the availability of an exemption or exclusion from registration under the U.S. Securities Act (which may, without limitation, include an opinion of counsel, of recognized standing reasonably satisfactory to the Issuer) as the Issuer may reasonably require; (C) the transfer is made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144 thereunder, if available, and in each case in accordance with any applicable state securities or “blue sky” laws; (D) the transfer is in compliance with another exemption from registration under the U.S. Securities Act and applicable state securities laws, or (E) the transfer is made pursuant to an effective registration statement under the U.S. Securities Act and any applicable state securities laws; provided that, it has prior to any transfer pursuant to Sections 4.7(f)(C) or 4.7(f)(D) furnished to the Trustee and the Issuer an opinion of counsel or other evidence in form and substance reasonably satisfactory to the Issuer to such effect. In relation to a transfer under (C) or (D) above, unless the Issuer and the Trustee receive an opinion of counsel, of recognized standing, or other evidence reasonably satisfactory to the Issuer in form and substance, to the effect that the U.S. Legend set forth in subsection 2.3(h) is no longer required on the Definitive Note representing the transferred Notes, the Definitive Note received by the transferee will continue to bear the U.S. Legend set forth in Section 2.3(h).

(g)	General Provisions Relating to Transfers and Exchanges.

(i)	To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon the Issuer’s Authentication Order in accordance with Section 2.4 or at the Registrar’s request.

(ii)	No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.9 and 10.1).

(iii)	All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(iv)	Neither the Issuer nor the Trustee nor any Registrar shall be required to:

(A)	issue, register the transfer of or exchange any Notes during a period beginning at the opening of business 15 days before the mailing of a Redemption Notice under Section 5.1 hereof and ending at the close of business on the day of selection, or

(B)	register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or unless upon due presentation thereof for redemption such Notes are not redeemed, or

(C)	register the transfer of or exchange a Note between a Record Date and the next succeeding Interest Payment Date, or

(D)	to register the transfer of or to exchange a Note tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer.

(v)	Subject to any restriction provided in this Indenture, the Issuer with the approval of the Trustee may at any time close any register for the Notes of any series (other than those kept at the principal office of the Trustee in Vancouver, British Columbia) and transfer the registration of any Notes registered thereon to another register (which may be an existing register) and thereafter such Notes shall be deemed to be registered on such other register. Notice of such transfer shall be given to the Holders of such Notes.

(vi)	Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Registrar or Paying Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and interest on such Notes and for all other purposes, and none of the Trustee, any Registrar or Paying Agent or the Issuer shall be affected by notice to the contrary.

(vii)	The Trustee shall authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.4.

(viii)	Upon surrender for registration of transfer of any Note at the office or agency of the Issuer, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount.

(ix)	At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at such office or agency. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.4 hereof.

(x)	All certifications, certificates and opinions of counsel required to be submitted pursuant to this Section 4.7 to effect a registration of transfer or exchange may be submitted by facsimile.

4.8	Charges for Registration, Transfer and Exchange

For each Note exchanged, registered, transferred or discharged from registration, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon from time to time by the Trustee and the Issuer), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Holder hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of a Note of any series applied for within a period of two months from the date of the first delivery thereof;

(b)	for any exchange of any interim or temporary Note of any series or interim certificate that has been issued under Section 2.9 for a Definitive Note of any series;

(c)	for any exchange of a Global Note of any series as contemplated in Section 4.2; or

(d)	for any exchange of a Note of any series resulting from a partial redemption under Section 5.3.

4.9	Ownership of Notes

(a)	The Holder for the time being of any Note shall be entitled to the principal, premium, if any, and/or interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Issuer and the original or any intermediate Holder thereof (except in respect of equities of which the Issuer is required to take notice by law) and all Persons may act accordingly and the receipt of any such Holder for any such principal, premium, if any, or interest shall be a valid discharge to the Trustee, any Registrar and to the Issuer for the same and none shall be bound to inquire into the title of any such Holder.

(b)	Where Notes are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all or any of such Holders, failing written instructions from them to the contrary, and the receipt of any one of such Holders therefor shall be a valid discharge, to the Trustee, any Registrar and to the Issuer.

(c)	In the case of the death of one or more joint Holders, the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such Holders and to the estate of the deceased and the receipt by such survivor or survivors and the estate of the deceased thereof shall be a valid discharge by the Trustee, any Registrar and the Issuer.

(d)	Unless otherwise required by law, the Person in whose name any Note is registered shall for all purposes of this Indenture (except for references in this Indenture to a “Beneficial Holder”) be and be deemed to be the owner thereof and payment of or on account of the principal of, premium, if any, and interest on such Note shall be made only to or upon the order in writing of such Holder.

(e)	Notwithstanding any other provision of this Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Note shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Holders.

4.10	Communications to Holders

The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Notes and the corresponding rights and duties of the Trustee shall be provided by Section 312(b) of the Trust Indenture Act.

4.11	Cancellation and Destruction

All matured Notes of any series shall forthwith after payment of all Obligations thereunder be delivered to the Trustee or to a Person appointed by it or by the Issuer with the approval of the Trustee and cancelled by the Trustee. All Notes of any series which are cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Issuer, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Notes so destroyed.

ARTICLE 5

REDEMPTION AND PURCHASE OF NOTES

5.1	Redemption of Notes

Subject to the provisions of the Supplemental Indenture relating to the issue of a particular series of Notes or, in the case of the 2026 Notes, Article 3, Notes of any series may be redeemed before the Stated Maturity thereof, in whole at any time or in part from time to time, at the option of the Issuer and in accordance with and subject to the provisions set out in this Indenture and any applicable Supplemental Indenture, including those relating to the payment of any required redemption price (“Redemption Price”).

5.2	Places of Payment

The Redemption Price will be payable upon presentation and surrender of the Notes called for redemption at any of the places where the principal of such Notes is expressed to be payable and at any other places specified in the Redemption Notice.

5.3	Partial Redemption

(a)	If less than all of the Notes of any series are to be redeemed at any time, the Trustee will select Notes of such series for redemption as follows:

(i)	if the Notes are listed on any national securities exchange in Canada or the United States, including the Canadian Securities Exchange, in compliance with the requirements of the principal national securities exchange; or

(ii)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate; or

(iii)	if the Notes are included in global form based on a method required by CDS, or, a method that most nearly approximates a pro rata selection as the Trustee deems appropriate.

Subject to the foregoing and the Supplemental Indenture relating to any series of Notes (or, in the case of the 2026 Notes, Article 3), Notes or portions of Notes the Trustee selects for redemption shall be in minimum amounts of $1,000 or integral multiples of $1,000.

(b)	If Notes of any series are to be redeemed in part only, the Redemption Notice that relates to such Notes will state the portion of the principal amount of such Notes that is to be redeemed. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the Redemption Price, together with interest accrued to but excluding the applicable Redemption Date, the Issuer shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes of such series for the unredeemed part of the principal amount of the Notes so surrendered or, with respect to Global Notes, the Trustee shall make notations on the Global Notes of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Note” or “Notes” as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Note which in accordance with the foregoing provisions has become subject to redemption.

5.4	Notice of Redemption

Unless otherwise provided in a Supplemental Indenture or, in the case of the 2026 Notes, Article 3, notice of redemption (the “Redemption Notice”) of any series of Notes shall be given to the Holders of the Notes so to be redeemed not more than 60 days nor less than 15 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 14.2; provided that Redemption Notices in respect of optional redemptions of Notes may be delivered more than 60 days prior to a Redemption Date if the Redemption Notice is issued in connection with a defeasance of the relevant Notes or a satisfaction and discharge of this Indenture. Every such Redemption Notice shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date. Redemption Notices in respect of redemptions made pursuant to Section 3.7 may, at the Issuer’s discretion, be subject to one or more conditions precedent, as described under Section 5.5. In addition, unless all the outstanding Notes of a series are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the Notes which are to be redeemed (as are registered in the name of such Holder);

(b)	if such Notes are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Notes so selected;

(c)	in the case of Global Notes, that the redemption will take place in such manner as may be agreed upon by the Depository, the Trustee and the Issuer; and

(d)	in all cases, the principal amounts of such Notes or, if any such Note is to be redeemed in part only, the principal amount of such part.

Notwithstanding Section 14.2, in the event that all Notes of a series to be redeemed are Global Notes, publication of the Redemption Notice shall not be required.

If Notes of any series are to be redeemed in part only, the Redemption Notice that relates to such Notes will state the portion of the principal amount of such Notes that is to be redeemed. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the Redemption Price, together with interest accrued to but excluding the applicable Redemption Date, the Issuer shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes of such series for the unredeemed part of the principal amount of the Notes so surrendered or, with respect to Global Notes, the Trustee shall make notations on the Global Notes of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Note” or “Notes” as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Note which in accordance with the foregoing provisions has become subject to redemption.

5.5	Qualified Redemption Notice

In connection with any optional redemption of Notes, any such redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent, including the completion of any Permitted Refinancing Indebtedness or any Equity Offering. In addition, if such redemption notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Issuer’s sole discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Issuer in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the redemption date so delayed, and that such redemption provisions may be adjusted to comply with any depositary requirements.

5.6	Notes Due on Redemption Dates

Upon a Redemption Notice having been given as provided in Section 5.4, all the Notes so called for redemption or the principal amount to be redeemed of the Notes called for redemption, as the case may be, shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the Stated Maturity specified in such Notes, anything therein or herein to the contrary notwithstanding. If any Redemption Date is on or after a Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such Record Date, and no additional interest will be payable to Holders whose Notes shall be subject to redemption by the Issuer. From and after such Redemption Date, if the monies necessary to redeem such Notes shall have been deposited as provided in Section 5.7 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such Redemption Notices shall have been lodged with it, interest upon the Notes shall cease to accrue. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

5.7	Deposit of Redemption Monies

(a)	Except as may otherwise be provided in any Supplemental Indenture or, in the case of the 2026 Notes, Article 3, upon Notes being called for redemption, the Issuer shall deposit with the Trustee, for onward payment to the Depository, on or before 11:00 a.m. (Toronto time) on the day prior to the Redemption Date specified in the Redemption Notice, such sums of money as may be sufficient to pay the Redemption Price of the Notes so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date and including any Additional Amounts, less any Taxes required by law to be deducted or withheld therefrom. The Issuer shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid, to the Depository on behalf of the Holders of such Notes so called for redemption, upon surrender of such Notes, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

(b)	Payment of funds to the Trustee upon redemption of Notes shall be made by electronic transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreed between the Issuer and the Trustee in order to effect such payment hereunder. Notwithstanding the foregoing, (i) all payments in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Issuer shall remit payment to the Trustee by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 5.7 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable Redemption Date. The Trustee shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

5.8	Failure to Surrender Notes Called for Redemption

In case the Holder of any Note of any series so called for redemption shall fail on or before the Redemption Date so to surrender such Holder’s Note, or shall not within such time specified on the Redemption Notice accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and, to that extent, such Note shall thereafter not be considered as outstanding hereunder and the Holder thereof shall have no other right except to receive payment of the Redemption Price of such Note, plus any accrued but unpaid interest thereon to but excluding the Redemption Date and including any Additional Amounts, less any Taxes required by law to be deducted or withheld, out of the monies so paid and deposited, upon surrender and delivery up of such Holder’s relevant Note. In the event that any money required to be deposited hereunder with the Trustee or any Paying Agent on account of principal, premium, if any, or interest, if any, on Notes issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee or such Paying Agent to the Issuer on its demand, and thereupon the Trustee shall not be responsible to Holders of such Notes for any amounts owing to them and subject to applicable law, thereafter the Holders of such Notes in respect of which such money was so repaid to the Issuer shall have no rights in respect thereof except to obtain payment of the money due from the Issuer, subject to any limitation period provided by the laws of British Columbia.

5.9	Cancellation of Notes Redeemed

Subject to the provisions of Sections 5.4 and 5.10 as to Notes redeemed or purchased in part, all Notes redeemed and paid under this Article 5 shall forthwith be delivered to the Trustee and cancelled and no Notes shall be issued in substitution for those redeemed.

5.10	Purchase of Notes for Cancellation

(a)	Subject to the provisions of any Supplemental Indenture relating to a particular series of Notes or, in the case of the 2026 Notes, Article 3, the Issuer may, at any time and from time to time, purchase Notes of any series in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price; provided such acquisition does not otherwise violate the terms of this Indenture. All Notes so purchased may, at the option of the Issuer, be delivered to the Trustee and cancelled and no Notes shall be issued in substitution therefor.

(b)	If, upon an invitation for tenders, more Notes of the relevant series are tendered at the same lowest price than the Issuer is prepared to accept, the Notes to be purchased by the Issuer shall be selected by the Trustee on a pro rata basis or in such other manner as the Issuer directs in writing and as consented to by the exchange, if any, on which Notes of such series are then listed which the Trustee considers appropriate, from the Notes of such series tendered by each tendering Holder thereof who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes of any series may be so selected, and regulations so made shall be valid and binding upon all Holders thereof, notwithstanding the fact that as a result thereof one or more of such Notes become subject to purchase in part only. The Holder of a Note of any series of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes of such series for the unpurchased part so surrendered, and the Trustee shall authenticate and deliver such new Note or Notes upon receipt of the Note so surrendered or, with respect to a Global Note, the Depository shall make book-entry notations with respect to the principal amount thereof so purchased.

ARTICLE 6

COVENANTS OF THE ISSUER

As long as any Notes remain outstanding, the Issuer hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders as follows (unless and for so long as the Issuer and/or one or more of its Subsidiaries are the only Holders (or Beneficial Holders) of the outstanding Notes, in which case the following provisions of this Article 6 shall not apply):

6.1	Payment of Principal, Premium, and Interest

(a)	The Issuer covenants and agrees for the benefit of the Holders that it will duly and punctually pay the principal of, premium, if any, and interest on the Notes in accordance with the terms of the Notes and this Indenture. Principal, premium and interest shall be considered paid on the date due if on such date the Trustee holds in accordance with this Indenture money sufficient to pay all principal, premium and interest then due and the Trustee is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

(b)	The Issuer shall pay interest on overdue principal and premium, if any, at the rate specified in respect of the Notes, and it will pay interest on overdue installments of interest at the same rate to the extent lawful.

6.2	Existence

Subject to Article 10, the Issuer shall, and shall cause each Restricted Subsidiary to, do or cause to be done all things necessary to preserve and keep in full force and effect the corporate, partnership or other legal existence, as applicable, and the corporate, partnership or other legal power, as applicable, of the Issuer and each Restricted Subsidiary; provided that neither the Issuer nor any Restricted Subsidiary will be required to preserve any such corporate, partnership or other legal existence and corporate, partnership or other legal power if the Board of Directors of the Issuer determines that the preservation thereof is no longer desirable in the conduct of the business of the Issuer, and the Restricted Subsidiaries taken as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders.

6.3	Payment of Taxes and Other Claims

The Issuer shall and shall cause each of the Restricted Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge, or cause to be paid and discharged, all Taxes shown to be due and payable on such returns and all other Taxes imposed on them or any of their properties, assets, income or franchises, to the extent such Taxes have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of Ayr Wellness or any Restricted Subsidiary; provided that neither the Issuer nor any Restricted Subsidiaries need pay any such Taxes or claim if (a) the amount, applicability or validity thereof is contested by the Issuer or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Issuer or a Restricted Subsidiary has established adequate reserves therefor in accordance with U.S. GAAP on the books of the Issuer or such Restricted Subsidiary or (b) the non-payment of all such Taxes in the aggregate would not reasonably be expected to have a material adverse effect on the business, affairs or financial condition of the Issuer and the Restricted Subsidiaries taken as a whole.

6.4	Keeping of Books

The Issuer shall keep or cause to be kept, and shall cause each Restricted Subsidiary to keep or cause to be kept proper books of record and account, in which full and correct entries (in all material respects) shall be made of all financial transactions and the property and business of the Issuer and the Restricted Subsidiaries in accordance with U.S. GAAP.

6.5	Provision of Reports and Financial Statements

The Issuer will provide to the Trustee, and the Trustee shall deliver to the Holders, the following:

(a)	within 60 days after the end of each quarterly fiscal period in each fiscal year of the Issuer, other than the last quarterly fiscal period of each such fiscal year, copies of:

(i)	an unaudited consolidated statements of financial position as at the end of such quarterly fiscal period and unaudited consolidated statements of net income and other comprehensive income, cash flows and changes in equity of the Issuer for such quarterly fiscal period and, in the case of the second and third quarters, for the portion of the fiscal year ending with such quarter; and

(ii)	an associated “Management’s Discussion and Analysis”; and

(b)	within 120 days after the end of each fiscal year of the Issuer, copies of:

(i)	an audited consolidated statements of financial position of the Issuer as at the end of such year and audited consolidated statements of net income and other comprehensive income, cash flows and changes in equity of the Issuer for such fiscal year, together with a report of the Issuer’s auditors thereon; and

(ii)	an associated “Management’s Discussion and Analysis”;

in the case of each of the Sections 6.5(a)(i) and 6.5(b)(i) prepared in accordance with U.S. GAAP. The reports referred to in Sections 6.5(a)(i) and 6.5(b)(i) are collectively referred to as the “Financial Reports.”

(c)	The Issuer will, within 15 Business Days after providing to the Trustee any Financial Report, hold a conference call to discuss such Financial Report and the results of operations for the applicable reporting period. The Issuer will also maintain a website to which Holders, prospective investors and securities analysts are given access, on which not later than the date by which the Financial Reports are required to be provided to the trustee pursuant to the immediately preceding paragraph, the Issuer (i) makes available such Financial Reports and (ii) provides details about how to access on a toll-free basis the quarterly conference calls described above.

(d)	Notwithstanding the foregoing paragraphs, at any time that the Issuer remains a “reporting issuer” (or its equivalent) in any province or territory of Canada, (i) all Financial Reports will be deemed to have been provided to the Trustee and the Holders once filed on SEDAR or any successor system thereto, (ii) the Issuer will not be required to maintain a website on which it makes such Financial Reports available, and (iii) if the Issuer holds a quarterly conference call for its equity holders within 15 Business Days of filing a Financial Report on SEDAR or any successor system thereto, Holders shall be permitted to attend such conference call.

(e)	On the Issue Date, subject to the 2026 Majority Noteholders receiving at least a majority of the aggregate principal amount of 2026 Notes on the Issue Date, the 2026 Majority Noteholders shall have the right to appoint one independent director (who must not be affiliated with any competitor of Ayr Wellness or its Restricted Subsidiaries) to the board of directors of Ayr Wellness. Thereafter, for so long as the 2026 Majority Noteholders continue to hold at least a majority of the aggregate principal amount of 2026 Notes, the 2026 Majority Noteholders holding such majority shall have the right, exercisable at the sole discretion of such 2026 Majority Noteholders, to nominate one independent director (who must not be affiliated with any competitor of Ayr Wellness or its Restricted Subsidiaries) for election at each annual general meeting of the shareholders of Ayr Wellness. The independent director to be nominated by the 2026 Majority Noteholders must be identified in a written notice to Ayr Wellness (which must be signed by the applicable 2026 Majority Noteholders with each signing 2026 Majority Noteholder attesting to their holdings of 2026 Notes) that is received by Ayr Wellness in accordance with the procedures and timelines required under the advanced notice procedures included in the articles of Ayr Wellness.

6.6	Financial Covenants

(a)	Ayr Wellness shall at all times maintain an amount of unrestricted cash balance of not less than $20 million, to be tested on the last day of each month, beginning on January 31, 2024.

(b)	Commencing with its fiscal quarter ending September 30, 2024, Ayr Wellness shall not permit the Consolidated Net Leverage Ratio as of the end of any period of four (4) consecutive fiscal quarters ending on any date set forth below, as applicable, to be greater than the applicable leverage ratio set forth below. A calculation of the Consolidated Leverage Ratio for each period shall be delivered by Ayr Wellness with the delivery of the financial statements required to be delivered pursuant to Section 6.5(a).

Fiscal Quarter End	Consolidated Net Leverage Ratio
September 30, 2024	4.65:1.00
December 31, 2024	4.35:1.00
March 31, 2025	4.30:1.00
June 30, 2025	4.20:1.00
September 30, 2025	4.10:1.00
December 31, 2025	3.95:1.00
March 31, 2026	3.90:1.00
June 30, 2026	3.55:1.00
September 30, 2026	3.50:1.00

6.7	Registration

The Issuer shall, at the Issuer’s expense, ensure that the Security Documents, and all documents, caveats, security notices, financing statements and financing change statements in respect thereof, are promptly filed and re filed and registered as often as may be required by Applicable Law or as may be necessary or desirable to perfect and preserve the Collateral created herein by the Indenture, and will promptly provide the Trustee with evidence (satisfactory to the Trustee) of such filing, registration and deposit after the making thereof. The Issuer shall, if and when requested to do so by the Trustee, furnish to the Trustee an opinion of Counsel to establish compliance with the provisions of this Section 6.7. The Trustee will not be responsible for any failure to so register, file or record, nor shall it be required to inquire as to the obligation for such documents to be so registered, filed or recorded. The Trustee will not be responsible for any obligation on the part of the Issuer to perfect, maintain, preserve and protect the security hereby created.

6.8	Liens

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any nature whatsoever upon any asset or property now owned or hereafter acquired, except Permitted Liens and Liens of the Subsidiaries granted prior to the Original Issue Date, unless contemporaneously with the incurrence of such Lien, all payments due under this Indenture, the Notes and the Guarantees are secured on a pari passu basis with such Lien.

6.9	Restricted Payments

(a)	Subject to Section 6.9(b), the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)	declare or pay (without duplication) any dividend or make any other payment or distribution on account of Ayr Wellness’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, consolidation or amalgamation of Ayr Wellness or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Ayr Wellness’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (A) payable in Equity Interests (other than Disqualified Stock) of Ayr Wellness or a Restricted Subsidiary or (B) to Ayr Wellness or a Restricted Subsidiary of Ayr Wellness);

(ii)	purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Issuer held by Persons other than any of the Issuer’s Restricted Subsidiaries;

(iii)	make certain payments on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness (other than intercompany Indebtedness permitted under Section 6.10(b)(vi)), except: (A) a payment of interest or payment of principal at the Stated Maturity thereof or (B) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(iv)	make any Restricted Investment;

(all such payments and other actions set forth in Sections 6.9(a)(i) through 6.9(a)(iv) above are collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(I)	no Default or Event of Default will have occurred and be continuing or would occur as a consequence of such Restricted Payment;

(II)	Ayr Wellness would, after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a); and

(III)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries since the Original Issue Date (excluding Restricted Payments permitted by Sections 6.9(b)(iii), 6.9(b)(iv), 6.9(b)(v), 6.9(b)(vi), 6.9(b)(vii), 6.9(b)(viii) and 6.9(b)(xiv)), is less than the sum, without duplication, of:

(1)	50% of the Consolidated Net Income for the period (taken as one accounting period) from December 31, 2023 to the end of Ayr Wellness’ most recently ended fiscal quarter for which consolidated internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)	100% of the aggregate net cash proceeds and the aggregate Fair Market Value of any property received by Ayr Wellness since the Issue Date (1) as a contribution to its common equity capital, (2) from Equity Offerings of the Issuer, including cash proceeds received from an exercise of warrants or options, or (3) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Equity Interests; plus

(3)	to the extent any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated, redeemed, repurchased or repaid for cash, the lesser of (1) the cash return of capital (less the cost of disposition, if any) and (2) the initial amount of such Restricted Investment.

(b)	Section 6.9(a) will not prohibit, so long as, in the case of Sections 6.9(b)(iv), 6.9(b)(vi), 6.9(b)(viii), 6.9(b)(xi) and 6.9(b)(xiv), no Default has occurred and is continuing or would be caused thereby:

(i)	[reserved];

(ii)	[reserved];

(iii)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the sale of, Equity Interests of Ayr Wellness (other than Disqualified Stock), including cash proceeds received from an exercise or warrants or options, or from the contribution (other than by a Subsidiary of Ayr Wellness) of capital to Ayr Wellness in respect of its Equity Interests (other than Disqualified Stock); in each case within 60 days of such Restricted Payment provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from Section 6.9(a)(III)(2) after such payment;

(iv)	the defeasance, redemption, repurchase, retirement or other acquisition of Subordinated Indebtedness with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(v)	Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a sale (other than to a Subsidiary of Ayr Wellness) of, Equity Interests (other than Disqualified Stock) of Ayr Wellness, in each case within 60 days of such Restricted Payment, provided that such Investment shall be held by one or more Restricted Subsidiaries, including as an Investment by Ayr Wellness in such Restricted Subsidiary;

(vi)	the repurchase, redemption or other acquisition or retirement of Equity Interests deemed to occur upon the exercise or exchange of stock options, warrants or other similar rights to the extent such Equity Interests represent a portion of the exercise or exchange price of those stock options, warrants or other similar rights;

(vii)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Ayr Wellness held by any current or former officer, director or employee (or any of their respective heirs or estates or permitted transferees) of Ayr Wellness or any Restricted Subsidiary of Ayr Wellness pursuant to any employee equity subscription agreement, stock option agreement, stock matching program, stockholders’ agreement or similar agreement entered into in the ordinary course of business; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any calendar year will not exceed $1.5 million (with unused amounts in any calendar year being carried over to the next succeeding calendar year only);

(viii)	[reserved];

(ix)	[reserved];

(x)	[reserved];

(xi)	the repurchase, redemption or other acquisition or retirement for value of any Indebtedness pursuant to provisions in documentation governing such Indebtedness similar to those described in Section 6.14 or Section 6.15, provided that, prior to such repurchase, redemption or other acquisition or retirement, the Issuer (or a third party to the extent permitted by this Indenture) shall have made a Change of Control Offer or Asset Sale Offer with respect to the Notes and shall have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer;

(xii)	[reserved];

(xiii)	Scheduled payments on (i) Subordinated Indebtedness existing as of October 31, 2023 or (ii) any Subordinated Indebtedness that may be incurred after the Issue Date pursuant to Section 6.10(a) or 6.10(b)(xiv); provided that any Subordinated Indebtedness incurred after the Issue Date must (A) be subject to the Subordination Agreement, (B) have a maturity date of not earlier than 91-days after the 2026 Note Maturity Date; and

(xiv)	Restricted Payments not otherwise permitted under items (i) through (xiii) above in an aggregate amount at any one time outstanding not to exceed the greater of (A) $10.0 million and (B) the amount equal to 0.3 multiplied by the aggregate amount of Consolidated EBITDA for the most recently completed twelve fiscal months of the Issuer for which the internal financial statements are available immediately preceding the date on which such Restricted Payment is made.

(c)	In determining whether any Restricted Payment (or a portion thereof) is permitted by the foregoing paragraphs (a) or (b) of this Section 6.9, Ayr Wellness may allocate or reallocate all or any portion of such Restricted Payment among the clauses of paragraph (a) or (b) of this Section 6.9, provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant.

(d)	The amount of all Restricted Payments will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities (other than cash or Cash Equivalents) that are required to be valued by this covenant will be determined, in the case of amounts under $15.0 million, pursuant to an Officers’ Certificate delivered to the Trustee and, in the case of amounts over $15.0 million, by the Board of Directors of Ayr Wellness, whose determination shall be evidenced by a Board Resolution that will be delivered to the Trustee.

6.10	Incurrence of Indebtedness

(a)	Ayr Wellness will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Debt) or issue any Disqualified Stock, unless all of the below are satisfied:

(i)	the Consolidated Fixed Charge Coverage Ratio for Ayr Wellness most recently completed twelve fiscal months for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or Disqualified Stock is issued would have been at least 2.0:1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred or Disqualified Stock issued at the beginning of such twelve month period;

(ii)	immediately following the incurrence of such Intendedness or issuance of such Disqualified Stock, the ratio of (i) Consolidated Indebtedness, to (ii) Consolidated EBITDA, does not exceed 4.0:1.0; and

(iii)	no Default or Event of Default shall have occurred and be continuing.

(b)	Notwithstanding the foregoing, Section 6.10(a) will not prohibit the Incurrence or issuance of any of the following (collectively, “Permitted Debt”):

(i)	the Incurrence of Attributable Debt or Indebtedness and obligations represented by Capital Lease Obligations or Purchase Money Obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, development or improvement of property, plant or equipment used in the business of Ayr Wellness or any of its Restricted Subsidiaries, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this Section 6.10(b)(i), in an aggregate principal amount at any time outstanding not to exceed the sum of (A) the Obligations existing as of October 31, 2023, plus (B) $11 million of incremental mortgage financing, plus (C) $20 million, immediately preceding the date on which such Attributable Debt or Indebtedness permitted by this clause (i) is Incurred;

(ii)	the Incurrence of Non-Recourse Debt;

(iii)	the Incurrence of Existing Indebtedness;

(iv)	the Incurrence by the Issuer and the Guarantors of Indebtedness represented by the Notes and the Guarantees, in each case, issued on the Issue Date, and any Guarantee provided subsequent to the Issue Date;

(v)	the Incurrence by Ayr Wellness or any Restricted Subsidiary of Ayr Wellness of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be Incurred under Section 6.10(a) or Sections 6.10(b)(ii), 6.10(b)(iv) or 6.9(b)(xiv);

(vi)	the Incurrence by Ayr Wellness or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by Ayr Wellness or any of its Restricted Subsidiaries; provided, however, that:

(A)	if the Issuer or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Issuer, or any Guarantee, in the case of a Guarantor;

(B)	such Indebtedness owed to the Issuer or any Guarantor must be unsubordinated obligations, unless the obligor under such Indebtedness is the Issuer or a Guarantor;

(C)	(1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary thereof and (2) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this Section 6.10(b)(vi);

(vii)	the Guarantee by the Issuer or any of the Guarantors of Indebtedness of Ayr Wellness or any Restricted Subsidiary of Ayr Wellness that was permitted to be Incurred by another provision of this covenant;

(viii)	the Incurrence by Ayr Wellness or any of its Restricted Subsidiaries of Hedging Obligations for the purpose of managing risks in the ordinary course of business and not for speculative purposes;

(ix)	the Incurrence by Ayr Wellness or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance bonds, completion bonds, bid bonds, appeal bonds and surety bonds or other similar bonds or obligations, and any guarantees or letters of credit functioning as or supporting any of the foregoing, in each case provided by Ayr Wellness or any of its Restricted Subsidiaries in the ordinary course of business;

(x)	the Incurrence by Ayr Wellness or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within one year following such drawing or Incurrence;

(xi)	the Incurrence by Ayr Wellness or any Restricted Subsidiary of Permitted Acquisition Indebtedness not to exceed $10 million; provided that immediately after giving effect to any such transaction pursuant to this clause (xi), Ayr Wellness would be in compliance with (x) the applicable Consolidated Net Leverage Ratio in Section 6.6(b) and (y) a Consolidated Fixed Charge Coverage Ratio for the most recently completed twelve fiscal months for which internal financial statements are available immediately preceding the date on which such Indebtedness is Incurred equal to at least 2.0:1.0, in each case of (x) and (y) determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred at the beginning of such twelve month period;

(xii)	any guarantee, indemnity, reimbursement or similar obligation or liability of Ayr Wellness or any Restricted Subsidiary relating to the obligations of any Subsidiary under (1) any lease agreement for a Permitted Business or (2) construction financing and/or tenant improvement allowances for a Permitted Business, in each case in the ordinary and consistent with past practices;

(xiii)	the Incurrence by Ayr Wellness or any Restricted Subsidiary of (x) Acquired Debt and/or (y) Vendor Take Back Notes in the aggregate amount not exceeding the total amount outstanding as at October 31, 2023, which amount shall increase incrementally for all PIK interest payable under existing Acquired Debt and/or Vendor Take Back Notes or as contemplated by executed amendments thereto; or

(xiv)	the Incurrence by Ayr Wellness or any of its Restricted Subsidiaries of additional Indebtedness not otherwise permitted under Section 6.10(b)(i) through (xiii) in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance, defease, discharge or replace any Indebtedness Incurred pursuant to this Section 6.10(b)(xiv), not to exceed $30.0 million.

(c)	For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in Section 6.10(b)(i) through (xiv) above, or is entitled to be Incurred or issued pursuant to Section 6.10(a), the Issuer will be permitted to divide and classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this Section 6.10. In addition, any Indebtedness originally divided or classified as Incurred pursuant to Section 6.10(b)(i) through (xiv) above or pursuant to Section 6.10(a) may later be re- divided or reclassified by the Issuer such that it will be deemed as having been Incurred pursuant to another of such clauses or such paragraph; provided that such re-divided or reclassified Indebtedness could be Incurred pursuant to such new clause or such paragraph at the time of such re-division or reclassification. Notwithstanding the foregoing, Indebtedness outstanding on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided pursuant to Section 6.10(b)(iii). Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in such determination.

(d)	Notwithstanding any other provision of this covenant and for the avoidance of doubt, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies or increases in the value of property securing Indebtedness which occur subsequent to the date that such Indebtedness was Incurred as permitted by this covenant.

(e)	The Issuer will not, and will not permit any Guarantor to, Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Issuer or such Guarantor unless such Indebtedness is subordinate in right of payment to the Notes and such Guarantor’s Guarantee to the same extent.

6.11	Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i)	pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to Ayr Wellness or any of its Restricted Subsidiaries or pay any liabilities owed to Ayr Wellness or any of its Restricted Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on any other Capital Stock shall not be deemed a restriction on the ability to pay any dividends or make any other distributions);

(ii)	make loans or advances to Ayr Wellness or any of its Restricted Subsidiaries; or

(iii)	transfer any of its properties or assets to Ayr Wellness or any of its Restricted Subsidiaries.

(b)	Section 6.11(a) will not apply to encumbrances:

(i)	existing under, by reason of or with respect to any Existing Indebtedness, Capital Stock or any other agreements or instruments in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and the Chief Financial Officer of Ayr Wellness, not materially more restrictive, taken as a whole, than those contained in the Existing Indebtedness, Capital Stock or such other agreements or instruments, as the case may be, as in effect on the Issue Date;

(ii)	under agreements governing other Indebtedness permitted to be Incurred under Section 6.10 and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements if either the encumbrance or restriction (A) applies only in the event of a payment default or a default with respect to a financial covenant in such Indebtedness or agreement or (B) will not, in the reasonable good faith judgement of the Chief Executive Officer and the Chief Financial Officer of the Issuer, materially affect the Issuer’s ability to make principal or interest payments on the Notes;

(iii)	set forth in this Indenture, the Notes and the Guarantees or contained in any other instrument relating to any such Indebtedness so long as the Issuer’s Board of Directors determines that such encumbrances or restrictions are not materially more restrictive in the aggregate than those contained in this Indenture;

(iv)	existing under, by reason of or with respect to applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(v)	with respect to any Person or the property or assets of a Person acquired by Ayr Wellness or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with, or in contemplation of, such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and the Chief Financial Officer of the Issuer, not materially more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(vi)	in the case of a transfer contemplated under Section 6.11(a)(iii):

(A)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(B)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Ayr Wellness or any Restricted Subsidiary thereof not otherwise prohibited by this Indenture;

(C)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations, in each case which impose restrictions on the property so acquired;

(D)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Issuer’s Board of Directors or in the ordinary course of business, which limitation is applicable only to the assets that are the subject of such agreements;

(E)	any instrument governing secured Indebtedness to the extent such restriction only affects the property that secures such Indebtedness pursuant to the Indebtedness Incurred and Liens granted in compliance with this Indenture; or

(F)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Ayr Wellness or any Restricted Subsidiarythereof in any manner material to Ayr Wellness or any Restricted Subsidiarythereof;

(vii)	existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions, loans or advances by that Restricted Subsidiary or transfers of such Capital Stock, property or assets pending such sale or other disposition;

(viii)	contained in Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness do not add any restriction that is prohibited by Sections 6.11(a)(i) through (iii) and otherwise are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(ix)	pursuant to Liens permitted to be incurred under Section 6.8 that limit the right of the debtor to dispose of the assets subject to such Liens;

(x)	contained in agreements entered into in connection with Hedging Obligations permitted from time to time under this Indenture;

(xi)	constituting customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(xii)	existing under restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over any Restricted Subsidiary of Ayr Wellness or any of their businesses;

(xiii)	contained in agreements entered into in the ordinary course of business, not related to any Indebtedness that do not individually or in the aggregate materially detract from the value of the property or assets of any Restricted Subsidiary of Ayr Wellness;

(xiv)	existing under restrictions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(xv)	[reserved]; and

(xvi)	any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the agreements, instruments or obligations referred to in clauses (i) through (xv) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgement of the Chief Executive Officer and the Chief Financial Officer of the Issuer, not materially more restrictive, taken as a whole, with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

6.12	Transactions with Affiliates

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate of the Issuer (each, an “Affiliate Transaction”), unless:

(i)	such Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction, taken as a whole, by the Issuer or such Restricted Subsidiary with a Person that is not an Affiliate of the Issuer and is approved by a majority of disinterested directors;

(ii)	a majority of the Holders have consented to such Affiliate Transaction; and

(iii)	the Issuer delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Issuer.

(b)	The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 6.12(a):

(i)	transactions between or among the Issuer and/or its Restricted Subsidiaries;

(ii)	payment of reasonable fees to, and reasonable and customary indemnification and similar payments to officers, directors, employees or consultants of the Issuer and its Subsidiaries;

(iii)	any Permitted Investments or Restricted Payments that are permitted under Section 6.9, taken as whole, by the Issuer or such Restricted Subsidiary with a Person that is not an Affiliate of the Issuer;

(iv)	any issuance of Equity Interests (other than Disqualified Stock) of the Issuer, or receipt of any capital contribution from any Affiliate of the Issuer;

(v)	transactions with a Person that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(vi)	transactions pursuant to agreements or arrangements in effect on the Original Issue Date, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to, or restrictive on, the Issuer and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(vii)	any employment, consulting, service or termination agreement, employee benefit plan or arrangement, reasonable indemnification arrangements or any similar agreement, plan or arrangement, entered into by Ayr Wellness or any of its Restricted Subsidiaries with officers, directors, consultants or employees of Ayr Wellness or any of its Restricted Subsidiaries and the payment of compensation or benefits to officers, directors, consultants and employees of the Issuer or any of its Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), and any payments, indemnities or other transactions permitted or required by law, statutory provisions or any of the foregoing agreements, plans or arrangements; so long as such agreement or payment has been approved by a majority of the disinterested members of the Board of Directors of the Issuer;

(viii)	transactions permitted by, and complying with, Section 10.1;

(ix)	[Reserved];

(x)	[Reserved];

(xi)	payments to an Affiliate in respect of the Notes or any other Indebtedness of Ayr Wellness or any of its Restricted Subsidiaries on the same basis as concurrent payments are made or offered to be made in respect thereof to non-Affiliates or on a basis more favorable to such non-Affiliate;

(xii)	any guarantee, indemnity, reimbursement or similar obligation or liability of Ayr Wellness or any Restricted Subsidiary relating to the obligations of any Subsidiary under (A) any lease agreement for a Permitted Business or (B) construction financing and/or tenant improvement allowances for a Permitted Business, in each case in the ordinary and consistent with past practices; or

(xiii)	transactions with customers, clients, joint ventures, joint venture partners, suppliers, or purchasers or sellers of goods or services that are Affiliates of the Issuer, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture, provided that in the reasonable determination of the Board of Directors of the Issuer, such transactions are on terms not less favorable to the Issuer or the relevant Restricted Subsidiary than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Issuer.

6.13	Business Activities

Ayr Wellness will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Ayr Wellness and its Restricted Subsidiaries taken as a whole; provided that, Ayr Wellness Holdings shall not (a) incur any Indebtedness (other than the 2024 Notes and the 2026 Subordinated Intercompany Note) or otherwise engaged in the purchase, sale, lease or exchange of any property or the rendering of any service, between itself and any other Person, (b) own any Equity Interests of any other Person, (c) engage in any business or conduct any activity or transfer any of its assets, other than (i) the performance of ministerial or administrative activities and (ii) payment of taxes, professional and administrative fees necessary for the maintenance of its existence, (d) consolidate or merge with or into any other Person other than pursuant to the Parent-Issuer Merger, or (e) create or suffer to exist any Lien upon any property or assets now owned or hereafter acquired by Ayr Wellness Holdings other than in favor of the Trustee on behalf of the Holders hereunder.

6.14	Repurchase at the Option of Holders – Change of Control

(a)	If a Change of Control occurs, the Issuer will be required to make an offer to each Holder to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, the Issuer will offer a payment (the “Change of Control Payment”) in cash equal to not less than 105% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase (the “Change of Control Payment Date” which date will be no earlier than the date of such Change of Control).

(b)	No later than 30 days following any Change of Control, the Issuer will mail or electronically transmit notice to each Holder describing the transaction or transactions that constitute the Change of Control, offer to repurchase Notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is mailed or electronically transmitted and describe the procedures, as required by this Indenture, that Holders must follow in order to tender Notes (or portions thereof) for payment and withdraw an election to tender Notes (or portion thereof) for payment. Notwithstanding anything to the contrary herein, a Change of Control Offer by the Issuer, or by any third party making a Change of Control Offer in lieu of the Issuer as described below, may be made in advance of a Change of Control, conditional upon such Change of Control if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

(c)	The Issuer will comply with the requirements of any Applicable Securities Legislation to the extent such requirements are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any Applicable Securities Legislation conflict with the Change of Control provisions of this Indenture, or compliance with the Change of Control provisions of this Indenture would constitute a violation of any such laws or regulations, the Issuer will comply with the Applicable Securities Legislation and will not be deemed to have breached its obligations under the Change of Control provisions of this Indenture by virtue of such compliance.

(d)	On or before the Change of Control Payment Date, the Issuer will, to the extent lawful:

(i)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(e)	On the Change of Control Payment Date, the Paying Agent will promptly deliver or wire transfer to each Holder properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and deliver (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

(f)	The Issuer will advise the Trustee and the Holders of the Notes of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(g)	If the Change of Control Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender pursuant to the Change of Control Offer.

(h)	If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described below, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party, as the case may be, will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem or purchase, as applicable, all Notes that remain outstanding following such purchase at a redemption price or purchase price, as the case may be, in cash equal to the applicable Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, to the Redemption Date.

(i)	The provisions of Section 6.14 that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of this Indenture are applicable.

(j)	Except as described in Section 6.14, the Holders on Notes shall not be permitted to require that the Issuer repurchase or redeem any Notes in the event of a takeover, recapitalization, privatization or similar transaction. In addition, Holders of Notes are not entitled to require the Issuer to purchase their Notes in circumstances involving a significant change in the composition of the Board of Directors of the Issuer.

(k)	Notwithstanding anything to the contrary in this Section 6.14, the Issuer will not be required to make a Change of Control Offer upon a Change of Control if:

(i)	a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer; or

(ii)	a Redemption Notice has been given pursuant to Section 3.7, unless and until there is a default in payment of the applicable Redemption Price.

6.15	Repurchase at the Option of Holders – Asset Sales

(a)	Ayr Wellness will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(i)	Ayr Wellness (or the Restricted Subsidiary, as the case may be) receives consideration in respect of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii)	at least 50% of the consideration therefor received by Ayr Wellness or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(A)	any liabilities, as shown on the Issuer’s or such Restricted Subsidiary’s most recently available annual or quarterly balance sheet, of Ayr Wellness or any of its Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or similar agreement that releases the Issuer or such Restricted Subsidiary from further liability;

(B)	any notes or other obligations received by Ayr Wellness or any such Restricted Subsidiary in such Asset Sale that are converted within 365 days by the Issuer or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

(b)	[reserved].

(c)	[reserved].

(d)	An amount equal to 100% of the Net Proceeds from Asset Sales will constitute “Excess Proceeds.” The Issuer shall make an offer (an “Asset Sale Offer”) to all Holders of Notes to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds within fifteen Business Days after receipt of any proceeds from each Asset Sale. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. The Issuer may satisfy the foregoing obligation with respect to such Excess Proceeds from an Asset Sale by making an Asset Sale Offer in advance of being required to do so by this Indenture (an “Advance Offer”) with respect to all or part of the available Excess Proceeds (the “Advance Portion”). If any Excess Proceeds remain unapplied after the consummation of an Asset Sale Offer, the Issuer and its Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $1,000, or in integral multiples of $1,000 in excess thereof, shall be purchased. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero (regardless of whether there are any remaining Excess Proceeds upon such completion), and in the case of an Advance Offer, the Advance Portion shall be excluded in subsequent calculations of Excess Proceeds.

(e)	Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the properties or assets of Ayr Wellness and its Restricted Subsidiaries, taken as a whole, will be governed by Section 6.14 and/or Section 10.1, and not by the provisions of this Section 6.15.

(f)	If the Asset Sale Offer purchase date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

(g)	Within five Business Days after the Issuer is obligated to make an Asset Sale Offer as described in the preceding paragraphs, the Issuer will deliver a written notice to the Holders, accompanied by such information regarding the Issuer and its Affiliates as the Issuer in good faith believes will enable such Holders to make an informed decision with respect to such Asset Sale Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is delivered.

(h)	Without limiting the foregoing:

(i) any Holder may decline any offer of prepayment pursuant to this Section 6.15; and

(ii) the failure of any such Holder to accept or decline any such offer of prepayment shall be deemed to be an election by such Holder to decline such prepayment.

(i)	The Issuer will comply with the requirements of any Applicable Securities Legislation to the extent such requirements are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any Applicable Securities Legislation conflict with the Asset Sale provisions of this Indenture, or compliance with the Asset Sale provisions of this Indenture would constitute a violation of Applicable Securities Legislation, the Issuer will comply with the Applicable Securities Legislation and will not be deemed to have breached its obligations under the Asset Sale provisions of this Indenture by virtue of such compliance.

6.16	Payments for Consent

Ayr Wellness will not, and will not permit any Restricted Subsidiary to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder or Beneficial Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders or Beneficial Holders that consent, waive or agree to amend in the time frame set for the in the solicitation documents relating to such consent, waiver or agreement.

6.17	Post Closing Covenant.

(a)	Ayr Wellness shall, and shall cause each Restricted Subsidiary to, use commercially reasonable efforts for a period of seventy-five (75) days after the Issue Date to provide (a) deposit account control agreements with respect to all of their respective deposit or securities accounts (excluding accounts the balance of which consists exclusively of (and is identified when established as an account established solely for the purposes of) (i) amounts required to be paid over to an employee benefit plan pursuant to DOL Reg. Sec. 2510.3 102 on behalf of or for the benefit of employees of the Obligor, (ii) amounts to be used to fund payroll obligations (including, but not limited to, amounts payable to any employment contracts between the Obligor and its respective employees), and (iii) trust or fiduciary accounts, and (b) mortgages with respect to all fee-owned real property owned by the Issuer and each such Restricted Subsidiary. Ayr Wellness shall use commercially reasonable efforts to provide deposit account control agreements and mortgages within 75 days after the Issue Date.

(b)	Ayr Wellness shall use its reasonable best efforts to raise not less than $20 million of cash through the issuance of Equity Interests (other than Disqualified Stock) in accordance with exchange rules by December 31, 2024, the proceeds of which shall be used to repay (including debt service in the ordinary course) or otherwise restructure, pay down, or service the Indebtedness under the Designated Seller Notes, other Subordinated Indebtedness, or for general corporate purposes; provided, that the cash proceeds raised pursuant to this Section 6.17(b) shall not be included in the calculation of EBITDA for use in determining the Consolidated Net Leverage Ratio under this Indenture; provided further, and for the avoidance of doubt, the cash proceeds raised pursuant to this Section 6.17(b) shall be included as Cash Equivalents for purposes of determining the Consolidated Net Leverage Ratio under this Indenture.

6.18	Future Guarantees

(a)	Ayr Wellness will not permit any of its Restricted Subsidiaries, directly or indirectly, to exist, unless such Restricted Subsidiary is a Guarantor or within 30 days of such formation or acquisition, executes and delivers to the Trustee a Subsidiary Guarantee; provided that Ayr Wellness Holdings shall not be required to deliver any guarantee under this Indenture prior to the Parent-Issuer Merger solely to the extent Ayr Wellness Holdings complies with Section 6.13 hereunder.

(b)	The obligations of each Guarantor formed under the laws of the United States or any state thereof or the District of Columbia will be limited to the maximum amount that will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law.

6.19	Repurchase at the Option of Holders – Exercise of Warrants

(a)	In the event that the Net Proceeds from the exercise of any Warrant or Warrants (“Warrant Proceeds”) exceeds, at any time, together with all other Net Proceeds received from any such exercise at such time, $5,000,000 (a “Warrant Offer Threshold Amount”), then the Issuer shall make an offer (a “Warrant Proceeds Offer”) to all Holders of Notes to purchase the maximum principal amount of Notes that may be purchased ratably from 100% of the Warrant Proceeds; provided that in the event Warrant Proceeds do not exceed the Warrant Offer Threshold Amount with respect to any specific exercise, such Warrant Proceeds shall be segregated (the “Accumulated Warrant Proceeds”) and the requirement to make a Warrant Proceeds Offer shall be triggered immediately upon the aggregate amount of such Accumulated Warrant Proceeds exceeding the Warrant Offer Threshold Amount. The offer price in any Warrant Proceeds Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. Subject to Section 6.19(f), if any Warrant Proceeds remain unapplied after the consummation of a Warrant Proceeds Offer, the Issuer and its Restricted Subsidiaries may use those Warrant Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes tendered into such Warrant Proceeds Offer exceeds the amount of Warrant Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis or in accordance with the Applicable Procedures (with such adjustments as may be deemed appropriate by the Trustee or required by the Applicable Procedures so that only Notes in denominations of $1,000, or in integral multiples of $1,000 in excess thereof, shall be purchased). Notwithstanding anything else to the contrary in this Section 6.19, the Issuer shall not be required to (x) conduct more than two Warrant Proceeds Offers in any one calendar year and (y) conduct a Warrant Proceeds Offer within six months of another Warrant Proceeds Offer. The aggregate amount of any Warrant Proceeds Offer shall not be less than $5,000,000 (or such lesser amount if the Warrant Proceeds Offer price for all then outstanding Notes is less than $5,000,000). Subject to the other provisions of this Section 6.19, the Issuer shall initiate a Warrant Proceeds Offer within fifteen Business Days of the date the aggregate amount of Warrant Proceeds exceeds the Warrant Offer Threshold Amount and shall conduct such Warrant Proceeds Offer in accordance with this Section 6.19. Upon completion of each Warrant Proceeds Offer, the amount of Warrant Proceeds will be reset at zero (regardless of whether there are any remaining Warrant Proceeds upon such completion).

(b)	If the Warrant Proceeds Offer purchase date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender Notes pursuant to the Warrant Proceeds Offer.

(c)	Within five Business Days after the Issuer is obligated to make an Warrant Proceeds Offer as described in the preceding paragraphs, the Issuer will deliver a written notice to the Holders, accompanied by such information regarding the Issuer and its Affiliates as the Issuer in good faith believes will enable such Holders to make an informed decision with respect to such Warrant Proceeds Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is delivered.

(d)	Without limiting the foregoing:

(i) any Holder may decline any Warrant Proceeds Offer pursuant to this Section 6.19; and

(ii) the failure of any such Holder to accept or decline any such Warrant Proceeds Offer shall be deemed to be an election by such Holder to decline such offer.

(e)	The Issuer will comply with the requirements of any Applicable Securities Legislation to the extent such requirements are applicable in connection with each repurchase of Notes pursuant to a Warrant Proceeds Offer. To the extent that the provisions of any Applicable Securities Legislation conflict with the Warrant Proceeds Offer provisions of this Indenture, or compliance with the Warrant Proceeds Offer provisions of this Indenture would constitute a violation of Applicable Securities Legislation, the Issuer will comply with the Applicable Securities Legislation and will not be deemed to have breached its obligations under the Warrant Proceeds Offer provisions of this Indenture by virtue of such compliance.

(f)	The Issuer shall not use Warrant Proceeds prior to a Warrant Proceeds Offer comprised of such Warrant Proceeds for any purpose other than to redeem the Notes pursuant to this Section 6.19.

7.1	Events of Default

ARTICLE 7

DEFAULT AND ENFORCEMENT

Unless otherwise provided in a Supplemental Indenture relating to a particular series of Notes, an “Event of Default” means any one of the following events:

(a)	default for 30 days in the payment when due of interest on the Notes;

(b)	default in payment when due of the principal of, or premium, if any, on the Notes (whether at maturity, upon redemption or upon a required repurchase);

(c)	failure by the Issuer to comply with its obligations under Section 10.1;

(d)	failure by the Issuer for 30 days to comply with the provisions of Section 6.14 or Section 6.15 to the extent not described in Section 7.1(b);

(e)	failure by Ayr Wellness or any of its Restricted Subsidiaries for 60 days (or 90 days in the case of a Reporting Failure) after written notice by the Trustee or Holders representing 51% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in this Indenture;

(f)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Ayr Wellness or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Ayr Wellness or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(A) (i) is caused by a failure to make any payment on such Indebtedness when due and after giving to the expiration of the grace period, if any, provided in such Indebtedness (a “Payment Default”); or

(ii) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, aggregates $5.0 million or more, or

(B) is caused by a breach or default of any other covenant other than a Payment Default (“Non-Payment Default”), after giving effect to the expiration of the grace period, if any, provided that the principal amount of any such Indebtedness individually, or when taken together with the principal amount of any other such Indebtedness under which there has been a Non-Payment Default, aggregates to $10.0 million or more;

provided that, in each case (a) if any such Payment Default or Non-Payment Default is cured or waived or any such acceleration is rescinded, as the case may be, such Event of Default under this Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgement or decree and (b) any Non-Payment Default arising from any valid assertion made by a Person who is not an Affiliate of the Issuer that the granting of Liens to the Trustee in collateral securing the those certain Vendor Takeback Notes specified on Schedule B-2 (“Specified Seller Notes”) breaches a prohibition (if any) on granting such Liens contained in the definitive documentation governing such Specified Seller Notes shall not constitute an Event of Default;

(g)	failure by Ayr Wellness or any of its Restricted Subsidiaries to pay final non-appealable judgments (to the extent such judgments are not paid or covered by in-force insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(h)	except as permitted by this Indenture, any Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any such Guarantor, denies or disaffirms its obligations under its Guarantee;

(i)	Ayr Wellness or any Restricted Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences a voluntary case or proceeding;

(ii)	applies for or consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)	applies for or consents to the appointment of a custodian of it or for all or substantially all of its assets; or

(iv)	makes a general assignment for the benefit of its creditors;

(j)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)	is for relief against Ayr Wellness or any Restricted Subsidiary debtor in an involuntary case or proceeding;

(ii)	appoints a custodian of Ayr Wellness or any Restricted Subsidiary or a custodian for all or substantially all of the assets of Ayr Wellness or any Restricted Subsidiary; or

(iii)	orders the liquidation of Ayr Wellness or any Restricted Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days and, in the case of the insolvency of a Restricted Subsidiary, such Restricted Subsidiary remains a Restricted Subsidiary on such 60th day;

(k)	the Security Documents shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected Lien on any material portion of the Collateral purported to be covered thereby and the Issuer or the applicable Guarantor does not take all steps required to provide the Collateral Trustee with a valid and perfected Lien against such Collateral within five (5) days of request therefor by the Collateral Trustee or the Trustee; and

(l)	either

(i)	a default (after the expiry of any grace period or cure period provided by applicable law or regulations) under the terms of one or more Material Permits that, individually or in the aggregate, has a Material Adverse Effect, or

(ii)	any agreement by the Issuer or a Restricted Subsidiary to surrender or terminate one or more Material Permits prior to the expiry date set out in such applicable Material Permit(s) that, individually or in the aggregate, has a Material Adverse Effect, unless such Material Permit(s) are replaced within 60 days by substantially similar Material Permit(s) on terms and conditions no more onerous or restrictive than the Material Permit(s) forfeited or terminated under subsections (i) or (ii) or such Material Permit(s) are to be renewed or replaced by the applicable regulatory authority in accordance with applicable law.

For greater certainty, for the purposes of this Section 7.1, an Event of Default shall occur with respect to a series of Notes if such Event of Default relates to a Default in the payment of principal, premium (if any), or interest on such series of Notes, in which case references to “Notes” in this Section 7.1 shall refer to Notes of that particular series.

For the purposes of this Article 7, where the Event of Default refers to an Event of Default with respect to a particular series of Notes as described in this Section 7.1, then this Article 7 shall apply mutatis mutandis to the Notes of such series and references in this Article 7 to the “Notes” shall be deemed to be references to Notes of such particular series, as applicable

7.2	Acceleration of Maturity; Rescission, Annulment and Waiver

(a)	If an Event of Default (other than as specified in Section 7.1(i) or 7.1(j)) occurs and is continuing, the Trustee or the Holders of not less than 51% in aggregate principal amount of the outstanding Notes may, and the Trustee at the request of such Holders shall, declare by notice in writing to the Issuer and (if given by the Holders) to the Trustee, the principal of (and premium, if any) and accrued and unpaid interest to the date of acceleration on, all of the outstanding Notes immediately due and payable and, upon any such declaration, all such amounts will become due and payable immediately.

If an Event of Default specified in Section 7.1(i) or 7.1(j) occurs and is continuing, then the principal of (and premium, if any) and accrued and unpaid interest on all of the outstanding Notes will thereupon become and be immediately due and payable without any declaration, notice or other action on the part of the Trustee or any Holder. However, the effect of such provision may be limited by applicable laws.

(b)	The Issuer shall deliver to the Trustee, within 10 days after the occurrence thereof, notice of any Payment Default or acceleration referred to in Section 7.1(f)(ii). In addition, for the avoidance of doubt, if an Event of Default specified in Section 7.1(b) occurs in relation to a failure by the Issuer to comply with the provisions of Section 6.14, “premium” shall include, without duplication to any other amounts included in “premium” for these purposes, the excess of:

(i)	the Change of Control Payment that was required to be offered in accordance with Section 6.14, in the event such offer was not made, or, in the event such offer was made, the Change of Control Payment that was required to be paid in accordance with Section 6.14; over

(ii)	the principal amount of the Notes that were required to be subject to such offer or payment, as applicable.

(c)	At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee:

(i)	the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer, the Holders and the Trustee, may rescind and annul such declaration and its consequences if:

(A)	all existing Events of Default, other than the non-payment of amounts of principal of (and premium, if any) or interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(B)	such rescission would not conflict with any judgment or decree of a court of competent jurisdiction,

provided that if the Event of Default has occurred by reason of the nonobservance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of that series shall be entitled to exercise the foregoing power of rescission and the Trustee shall so act and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes; and

(ii)	the Trustee, so long as it has not become bound to declare the principal and interest on the Notes (or any of them) to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to rescind and annul such declaration and its consequences, provided that no such rescission shall affect any subsequent Default or impair any right consequent thereon.

(d)	Notwithstanding Section 7.2(a), in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in Section 7.1(f) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Issuer and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

(e)	The Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Trustee, may on behalf of the Holders of all Notes waive any existing Default or Event of Default and its consequences under this Indenture, except a Default or Event of Default in the payment of interest on, or principal (or premium, if any) of, Notes; provided that if the Default or Event of Default has occurred by reason of the non- observance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of such series shall be entitled to waive such Default or Event of Default and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes.

7.3	Collection of Indebtedness and Suits for Enforcement by Trustee

(a)	The Issuer covenants that if:

(i)	Default is made in the payment of any instalment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(ii)	Default is made in the payment of the principal of (or premium, if any on) any Note at the Maturity thereof and such default continues for a period of three Business Days,

the Issuer will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders, the whole amount then due and payable on such Notes for principal (and premium, if any) and interest, and interest on any overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue instalment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(b)	If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer or any other obligor (including the Guarantors, if any) upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or any other obligor upon the Notes, wherever situated.

(c)	If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

(d)	If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

7.4	Trustee May File Proofs of Claim

(a)	In case of any pending receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer and its debts or any other obligor upon the Notes (including the Guarantors, if any), and their debts or the property of the Issuer or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer for the payment of overdue principal (and premium, if any) or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i)	to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of the Notes and any additional amount that may become due and payable by the Issuer, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding; and

(ii)	to collect and receive any moneys or other securities or property payable or deliverable upon the conversion or exchange of such securities or upon any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee hereunder.

(b)	Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

7.5	Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the rateable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

7.6	Application of Monies by Trustee

(a)	Except as herein otherwise expressly provided, any money collected by the Trustee pursuant to this Article 7 shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

(i)	first, in payment or in reimbursement to the Trustee of its reasonable compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)	second, but subject as hereinafter in this Section 7.6 provided, in payment, rateably and proportionately to the Holders, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by a resolution of the Holders in accordance with Article 12 and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Issuer or its assigns and/or the Guarantors, as the case may be;

provided, however, that no payment shall be made pursuant to Section 7.6(a)(ii) above in respect of the principal, premium or interest on any Notes held, directly or indirectly, by or for the benefit of the Issuer or any Subsidiary of the Issuer (other than any Notes pledged for value and in good faith to a Person other than the Issuer or any Subsidiary of the Issuer but only to the extent of such Person’s interest therein), except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Notes which are not so held.

(b)	The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 7.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Notes of each applicable series, but it may retain the money so received by it and invest or deposit the same as provided in Section 11.10 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

7.7	No Suits by Holders

Except to enforce payment of the principal of, and premium (if any) or interest on any Note (after giving effect to any applicable grace period specified therefor in Section 7.1(a) and 7.1(b)), no Holder shall have any right to institute any action, suit or proceeding at law or in equity with respect to this Indenture or for the appointment of a liquidator, trustee or receiver or for a receiving order under any Bankruptcy Laws or to have the Issuer or any Guarantor wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless the Trustee:

(a)	the Holder has previously given the Trustee written notice of a continuing Event of Default;

(b)	the Holder or Holders of at least 51% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(c)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(d)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(e)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request,

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and rateable benefit of all the Holders.

7.8	Unconditional Right of Holders to Receive Principal, Premium and Interest

Notwithstanding any other provision in this Indenture, a Holder shall have the right, which is absolute and unconditional, to receive payment, as provided herein of the principal of (and premium, if any) and interest on the Notes held by such Holder on the applicable Maturity date and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

7.9	Restoration of Rights and Remedies

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Guarantors (if any), the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

7.10	Rights and Remedies Cumulative

Except as otherwise expressly provided herein, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

7.11	Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 7 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

7.12	Control by Holders

Subject to Section 11.4, the Holders of not less than a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that:

(a)	such direction shall not be in conflict with any rule of law or with this Indenture;

(b)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction;

(c)	nothing herein shall require the Trustee to take any action under this Indenture or any direction from Holders which might in its reasonable judgment involve any expense or any financial or other liability unless the Trustee shall be furnished with indemnification acceptable to it, acting reasonably, including the advance of funds sufficient in the judgment of the Trustee to satisfy such liability, costs and expenses; and

(d)	the Trustee shall have the right to not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders not consenting. For certainty, no Holder shall have any right of action whatsoever against the Trustee as a result of the Trustee acting or refraining from acting under the terms of this Indenture in accordance with the instructions from the Holders.

7.13	Notice of Event of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in Section 14.2, provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the Holders of at least 51% of the principal amount of the Notes then outstanding, the Trustee shall not be required to give such notice if and the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Issuer in writing. Notwithstanding the foregoing, notice relating to a Default or Event of Default relating to the payment of principal or interest shall not in any circumstances be withheld.

7.14	Waiver of Stay or Extension Laws

The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

7.15	Undertaking for Costs

All parties to this Indenture agree, and each Holder of any Note by such Holder’s acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorney’s fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the outstanding Notes of any series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest on any security on or after the Stated Maturity or Maturities expressed in such Note (or, in the case of redemption, on or after the Redemption Date).

7.16	Judgment Against the Issuer

The Issuer covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may remain due in respect of the Notes of any series and premium (if any) and the interest thereon and any other monies owing hereunder.

7.17	Immunity of Officers and Others

The Holders, the Beneficial Holders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director, employee, consultant, contractor, incorporator, member, manager, partner or holder of Capital Stock of the Issuer and of any Guarantor or of any successor for the payment of the principal of or premium or interest on any of the Notes or on any covenant, agreement, representation or warranty by the Issuer contained herein or in the Notes. Each Holder and Beneficial Holder, by accepting its interest in Notes, waives and releases all such claims against, and liability of, such Persons. The waiver and release provided for in this Section 7.17 are part of the consideration for issuance of the Notes.

7.18	Notice of Payment by Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 14.2 by the Trustee to the Holders of Notes of any series of any payment to be made under this Article 7. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Holders of Notes of the affected series will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the relevant Notes, after deduction of the respective amounts payable in respect thereof on the day so fixed.

7.19	Trustee May Demand Production of Notes

The Trustee shall have the right to demand production of the Notes of any series in respect of which any payment of principal, interest or premium (if any) required by this Article 7 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Issuer as the Trustee shall deem sufficient.

7.20	Statement by Officers

(a)	The Issuer shall deliver to the Trustee, within 120 days after the end of each of its fiscal years, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of compliance by the Issuer and the Restricted Subsidiaries with all conditions and covenants in this Indenture. For purposes of this Section 7.20(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

(b)	Upon becoming aware of any Default or Event of Default, the Issuer shall promptly deliver to the Trustee by registered or certified mail or by facsimile transmission an Officers’ Certificate, specifying such event, notice or other action giving rise to such Default or Event of Default and the action that the Issuer or Restricted Subsidiary, as applicable, is taking or proposes to take with respect thereto.

7.21	Cure Right

Notwithstanding anything set out in Section 6.6(b) or the existence of a Default or Event of Default resulting from a violation thereof, Ayr Wellness shall be permitted to cure any breach of the Consolidated Net Leverage Ratio that is continuing through the new issuance of or out of the net cash proceeds of the sale of, Equity Interests of Ayr Wellness (other than Disqualified Stock), including cash proceeds received from an exercise of warrants or options, or from the contribution of capital to Ayr Wellness in respect of its Equity Interests (other than Disqualified Stock), and the amount of proceeds received by Ayr Wellness shall be included in (i) Ayr Wellness’ cash balances and (ii) the calculation of Consolidated EBITDA solely for the purposes of determining compliance with such financial covenant at the end of such fiscal period, but not for any other subsequent period that includes such fiscal period and Ayr Wellness shall be deemed to have cured such breach and/or any applicable Defaults or Events of Default shall be automatically deemed waived without any further act of Ayr Wellness or the Trustee.

ARTICLE 8

DISCHARGE AND DEFEASANCE

8.1	Satisfaction and Discharge

This Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder (except as to any surviving rights of registration of transfer or exchange of Notes expressly provided for herein), when

(a)	either:

(i)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(ii)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable, including by redemption, by reason of the mailing of a Redemption Notice or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(c)	such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(d)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by the Issuer under this Indenture; and

(e)	the Issuer has delivered irrevocable written instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the Redemption Date, as the case may be.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to Section 8.1(a)(ii), the provisions of Sections 8.7 and 8.8 will survive.

8.2	Option to Effect Discharge, Legal Defeasance or Covenant Defeasance

Unless this Section 8.2 is otherwise specified in any series of Notes or Supplemental Indenture providing for Notes of a series to be inapplicable to the Notes of such series, the Issuer may, at the option of the Board of Directors of the Issuer evidenced by a resolution set forth in an Officers’ Certificate, at any time, elect to have either Section 8.3 or 8.4 applied to all outstanding Notes upon compliance with the conditions set forth in this Article 8.

8.3	Legal Defeasance and Discharge

(a)	Upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.3 in respect of the Notes of any series, the Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.5, be deemed to have been discharged from their Indenture Obligations, other than the provisions contemplated to survive as set forth below, with respect to all outstanding Notes of such series on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”) in respect of such series. For this purpose, Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes of such series (including the Guarantees thereof), which shall thereafter be deemed to be “outstanding” only for the purposes of Sections 8.6 and 8.8 and the other Sections of this Indenture referred to in paragraphs (i) and (ii) below, and to have satisfied all their other obligations under such Notes and, to the extent applicable to such Notes, this Indenture and the Guarantees (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(i)	the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to this Indenture;

(ii)	the Issuer’s obligations concerning issuing temporary Notes, mutilated, destroyed, lost, or stolen Notes and the maintenance of a register in respect of the Notes;

(iii)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(iv)	provisions of this Section 8.3.

(b)	Subject to compliance with Section 8.2, the Issuer may exercise its option under this Section 8.3 notwithstanding the prior exercise of its option under Section 8.4.

8.4	Covenant Defeasance

Unless this Section 8.4 is otherwise specified in any Note or Supplemental Indenture providing for Notes of a series to be inapplicable to the Notes of such series, upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.4, the Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.5, be released from each of their obligations under the covenants contained in Sections 6.2 (other than with respect to the Issuer), 6.3, 6.4 6.5, 6.7, 6.9, 6.10, 6.11, 6.12, 6.13, 6.14, 6.15, 7.20, 10.1(a)(ii)(C) and 13.1 (collectively, the “Defeased Covenants”) with respect to the outstanding Notes of any series on and after the date the conditions set forth in Section 8.5 are satisfied (hereinafter, “Covenant Defeasance”), and such Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders thereof (and the consequences of any thereof) in connection with the Defeased Covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes of the applicable series, the Issuer and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any Defeased Covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default hereunder, but, except as specified above, the remainder of this Indenture, such Notes and the obligations of the Guarantors under their respective Guarantees shall be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.4, and subject to the satisfaction of the conditions set forth in Section 8.5, none of the events specified in Section 7.1 shall constitute a Default or Event of Default except for the events specified in Section 7.1(i) or 7.1(j).

8.5	Conditions to Legal or Covenant Defeasance

(a)	In order to exercise either Legal Defeasance under Section 8.3 or Covenant Defeasance under Section 8.4 with respect to a series of Notes:

(i)	the Issuer must deposit or cause to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Notes an amount of cash or Government Securities as will, together with the income to accrue thereon and reinvestment thereof, be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants, to pay, satisfy and discharge the entire principal, interest, if any, premium, if any and any other sums due to the Stated Maturity or an optional Redemption Date of the Notes;

(ii)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such borrowing);

(iii)	the Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over its other creditors or with the intent of defeating, hindering, delaying, or defrauding any of its other creditors or others;

(iv)	the Issuer must deliver to the Trustee: an Opinion of Counsel or an advance tax ruling from the Canada Revenue Agency (or successor agency) to the effect that the Holders and Beneficial Holders of outstanding Notes will not recognize income, gain, or loss for Canadian federal income tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as the case may be, and will be subject to Canadian Taxes on the same amounts, in the same manner, and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as the case may be, had not occurred;

(v)	the Issuer must satisfy the Trustee that it has paid, caused to be paid or made provisions for the payment of all applicable expenses of the Trustee;

(vi)	the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under, any material agreement or instrument (other than the Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound; and

(vii)	the Issuer must deliver to the Trustee an Officers’ Certificate stating that all conditions precedent set forth in Section 8.1 relating to the Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

8.6	Application of Trust Funds

(a)	Any funds or Government Securities deposited with the Trustee pursuant to Section 8.1 or 8.5 shall be (i) denominated in the currency or denomination of the Notes in respect of which such deposit is made, (ii) irrevocable (except as otherwise set out in this Indenture), and (iii) made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, premium, if any, and interest on the Notes being satisfied.

(b)	Subject to Section 8.7, any funds or Government Securities deposited with the Trustee pursuant to Section 8.1 or 8.5 in respect of Notes shall be held by the Trustee in trust and applied by it in accordance with the provisions of the applicable Notes and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such funds or Government Securities has been deposited with the Trustee; provided that such funds or Government Securities need not be segregated from other funds or obligations except to the extent required by law.

(c)	If the Trustee is unable to apply any funds or Government Securities in accordance with the above provisions by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and the Guarantors’ obligations under this Indenture (including the Guarantees as applicable) and the affected Notes shall be revived and reinstated as though no funds or Government Securities had been deposited pursuant to Section 8.1 and 8.5, as applicable, until such time as the Trustee is permitted to apply all funds or Government Securities in accordance with the above provisions, provided that if the Issuer or any Guarantor has made any payment in respect of principal of, premium, if any, or interest on Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Issuer and such Guarantor, as applicable, shall be subrogated to the rights of the Holders of such Notes to receive such payment from funds or Government Securities held by the Trustee.

8.7	Repayment to the Issuer

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any funds or Government Securities held by it as provided in Section 8.1 or 8.5 which, in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer expressed in a written certification thereof, delivered to the Trustee (which may be the opinion delivered under Section 8.5(a)(iv)), are in excess of the amount thereof that would then be required to be deposited to fully satisfy the obligations of the Issuer under Section 8.1(a)(ii) or to effect an equivalent Legal Defeasance or Covenant Defeasance.

8.8	Continuance of Rights, Duties and Obligations

(a)	Where trust funds or trust property have been deposited pursuant to Section 8.1 or 8.5, the Holders and the Issuer shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 3 and Article 5.

(b)	In the event that, after the deposit of trust funds or trust property pursuant to Section 8.1 or 8.5 in respect of a particular series of Notes, the Issuer is required to make an offer to purchase any outstanding Notes of such series pursuant to the terms hereof, the Issuer shall be entitled to use any trust funds or trust property deposited with the Trustee pursuant to Section 8.1 or 8.5 for the purpose of paying to any Holders of such Notes who have accepted any such offer of the total offer price payable in respect of an offer relating to any such Notes. Upon receipt of an Issuer Order, the Trustee shall be entitled to pay to such Holder from such trust funds or trust property deposited with the Trustee pursuant to Section 8.1 or 8.5 in respect of such Notes which is applicable to the Notes held by such Holders who have accepted any such offer of the Issuer (which amount shall be based on the applicable principal amount of the Notes held by accepting offerees in relation to the aggregate outstanding principal amount of all the Notes).

ARTICLE 9

MEETINGS OF HOLDERS

9.1	Purpose, Effect and Convention of Meetings

(a)	Subject to Section 12.2, wherever in this Indenture a consent, waiver, notice, authorization or resolution of the Holders (or any of them) is required, a meeting may be convened in accordance with this Article 9 to consider and resolve whether such consent, waiver, notice, authorization or resolution should be approved by such Holders. A resolution passed by the affirmative votes of the Holders of at least a majority of the outstanding principal amount of the Notes represented and voting on a poll at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Indenture shall constitute conclusively such consent, waiver, notice, authorization or resolution; except for those matters set out in Section 12.2, which shall require the consent of each Holder affected thereby as set out therein.

(b)	At any time and from time to time, the Trustee on behalf of the Issuer may and, on receipt of an Issuer Order or a Holders’ Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Trustee by the Issuer or the Holders signing such Holders’ Request, will, convene a meeting of all Holders.

(c)	If the Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Issuer or such Holders may themselves convene such meeting and the notice calling such meeting may be signed by such Person as the Issuer or those Holders designate, as applicable. Every such meeting will be held in Vancouver, British Columbia or such other place as the Trustee may in any case determine or approve.

9.2	Notice of Meetings

(a)	Not more than 60 days’ nor less than at least 21 days’ notice of any meeting of the Holders of Notes of any series or of all series then outstanding, as the case may be, shall be given to the Holders of Notes of such series or of all series of Notes then outstanding, as applicable, in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it, and to the Issuer, unless such meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting. A Holder may waive notice of a meeting either before or after the meeting.

(b)	If the business to be transacted at any meeting by resolution of Holder’s, or any action to be taken or power exercised by instrument in writing under Section 9.12, especially affects the rights of holders of Notes of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Notes of any other series are affected (determined as provided in Sections 9.2(c) and 9.2(d)), then:

(i)	a reference to such fact, indicating each series of Notes in the opinion of the Trustee (or the Person calling the meeting) so especially affected (hereinafter referred to as the “especially affected series”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “Serial Meeting”; and

(ii)	the holders of Notes of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 9.12 unless in addition to compliance with the other provisions of this Article 9:

(A)	at such Serial Meeting: (I) there are Holders present in person or by proxy and representing at least 25% in principal amount of the Notes then outstanding of such series, subject to the provisions of this Article 9 as to quorum at adjourned meetings; and (II) the resolution is passed by such proportion of Holders of the principal amount of the Notes of such series then outstanding voted on the resolution as is required by Sections 12.1 or 12.2, as applicable; or

(B)	in the case of action taken or power exercised by instrument in writing under Section 9.12, such instrument is signed in one or more counterparts by such proportion of Holders of the principal amount of the Notes of such series then outstanding as is required by Sections 12.1 or 12.2, as applicable.

(c)	Subject to Section 9.2(d), the determination as to whether any business to be transacted at a meeting of Holders, or any action to be taken or power to be exercised by instrument in writing under Section 9.12, especially affects the rights of the Holders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Holders of any other series (and is therefore an especially affected series) shall be determined by an Opinion of Counsel, which shall be binding on all Holders, the Trustee and the Issuer for all purposes hereof.

(d)	A proposal:

(i)	to extend the Maturity of Notes of any particular series or to reduce the principal amount thereof, the rate of interest or premium thereon;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Notes of a particular series are outstanding; or

(iii)	to reduce with respect to Holders of any particular series any percentage stated in this Section 9.2 or Sections 9.4 and 9.12;

shall be deemed to especially affect the rights of the Holders of such series in a manner differing in a material way from that in which it affects the rights of holders of Notes of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Notes of any or all other series.

9.3	Chair

Some individual, who need not be a Holder, nominated in writing by the Trustee shall be chair of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Holders present in person or by proxy shall choose some individual present to be chair.

9.4	Quorum

Subject to this Indenture, at any meeting of the Holders of Notes of any series or of all series then outstanding, as the case may be, a quorum shall consist of Holders present in person or by proxy and representing at least 25% of the principal amount of the outstanding Notes of the relevant series or all series then outstanding, as the case may be, and, if the meeting is a Serial Meeting, at least 25% of the Notes then outstanding of each especially affected series. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Holders or pursuant to a Holders’ Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Notes of the relevant series or all series then outstanding, as the case may be, or of the Notes then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

9.5	Power to Adjourn

The chair of any meeting at which the requisite quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Voting

On a poll each Holder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1.00 principal amount of the Notes of the relevant series of Notes of which it is the Holder. A proxyholder need not be a Holder. In the case of joint registered Holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Notes of which they are joint Holders.

9.7	Poll

A poll will be taken on every resolution submitted for approval at a meeting of Holders, in such manner as the chair directs, and the results of such polls shall be binding on all Holders of the relevant series. Every resolution, other than in respect of those matters set out in Section 12.2, will be decided by a majority of the votes cast on the poll for that resolution.

9.8	Proxies

A Holder may be present and vote at any meeting of Holders by an authorized representative. The Issuer (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Holders to be present and vote at any meeting without producing their Notes, and of enabling them to be present and vote at any such meeting by proxy and of depositing instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any individual signing on behalf of a Holder;

(b)	the deposit of instruments appointing proxies at such place as the Trustee, the Issuer or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by other electronic means before the meeting to the Issuer or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.9	Persons Entitled to Attend Meetings

The Issuer and the Trustee, by their respective directors, officers and employees and the respective legal advisors of the Issuer, the Trustee or any Holder may attend any meeting of the Holders, but shall have no vote as such.

9.10	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Holders by resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time. No powers exercisable by resolution will derogate in any way from the rights of the Issuer pursuant to this Indenture.

9.11	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

9.12	Instruments in Writing

Any consent, waiver, notice, authorization or resolution of the Holders which may be given by resolution at a meeting of the Holders pursuant to this Article 9 may also be given by the Holders of not less than 51% of the aggregate principal amount of the outstanding Notes of such series by a signed instrument in one or more counterparts, and the expression “resolution” when used in this Indenture will include instruments so signed. Notice of any resolution passed in accordance with this Section 9.12 will be given by the Trustee to the affected Holders within 30 days of the date on which such resolution was passed.

9.13	Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders of a particular series of Notes or of all series then outstanding, as the case may be, shall be binding upon all the Holders of Notes or of the particular series, as the case may be, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.12 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall, subject to applicable law, be bound to give effect accordingly to every such resolution and instrument in writing. Notwithstanding anything in this Indenture (but subject to the provisions of any indenture, deed or instrument supplemental or ancillary hereto), any covenant or other provision in this Indenture or in any Supplemental Indenture which is expressed to be or is determined by the Trustee (relying on the advice of Counsel) to be effective only with respect to Notes of a particular series, may be modified by the required resolution or consent of the holders of Notes of such series in the same manner as if the Notes of such series were the only Notes outstanding under this Indenture.

9.14	Evidence of Rights of Holders

(a)	Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor signed or executed by such Holders. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney will be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to such notary public or other officer the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

(b)	Notwithstanding Section 9.14(a), the Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

ARTICLE 10

SUCCESSORS TO THE ISSUER AND THE RESTRICTED SUBSIDIARIES

10.1	Merger, Consolidation or Sale of Assets

(a)	The Issuer will not, directly or indirectly:

(i)	consolidate, amalgamate or merge with or into another Person (regardless of whether the Issuer is the surviving Person or one of the Persons that amalgamates with one or more other Persons to form the continuing successor Person); or

(ii)	sell, assign, lease, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(A)	either: (1) the Issuer is the surviving Person; or (2) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition will have been made is a: (i) Person organized or existing under the laws of (x) the United States, any state thereof or the District of Columbia or (y) Canada or any province or territory thereof; and (ii) assumes all the obligations of the Issuer under the Notes, and this Indenture by operation of law or pursuant to agreements reasonably satisfactory to the Trustee;

(B)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(C)	either (1) immediately after giving effect to such transaction on a pro forma basis, the Issuer or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer), or to which such sale, assignment, transfer, conveyance or other disposition will have been made will be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a)(i); or (2) immediately after giving effect to such transaction on a pro forma basis and any related financing transactions as if the same had occurred at the beginning of the applicable twelve month period, the Consolidated Fixed Charge Coverage Ratio of the Issuer or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) is equal to or greater than the Consolidated Fixed Charge Coverage Ratio immediately before such transaction; and

(D)	each Guarantor, will, pursuant to the terms of its Guarantee agree that its Guarantee will apply to the obligations of the Issuer or the surviving or continuing Person in accordance with the Notes and this Indenture (including this covenant).

(b)	Upon any consolidation, amalgamation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries in accordance with this covenant, the continuing successor Person formed by the consolidation or amalgamation or into which the Issuer is merged or to which the sale, assignment, transfer, conveyance or other disposition is made, will succeed to and be substituted for the Issuer, and may exercise every right and power of the Issuer under this Indenture with the same effect as if the successor had been named as the Issuer therein. When the continuing successor Person assumes all of the Issuer’s obligations under this Indenture pursuant to a supplemental Indenture in form and substance reasonably satisfactory to the Trustee, the Issuer will be discharged from those obligations; provided, however, that the Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes in the case of a lease of all or substantially all of the Issuer’s assets.

(c)	This Section 10.1 will not apply to:

(i)	a merger of the Issuer with an Affiliate solely for the purpose of (A) reincorporating or continuing the Issuer in another jurisdiction or (B) reorganizing the Issuer as a different type of entity, provided that the resulting corporate structure will not, in the good faith judgment of the Chief Executive Officer and the Chief Financial Officer of the Issuer, have a material adverse effect on the Issuer or the Notes as compared to the corporate structure in place prior to such merger;

(ii)	any continuance of the Issuer or Substituted Issuer, as the case may be, under the laws of Canada or any province or territory thereof;

(iii)	any consolidation, amalgamation, winding up, merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among any Issuer, Substituted Issuer, Guarantor or Restricted Subsidiary on the one hand, and any Issuer, Substituted Issuer, Guarantor or Restricted Subsidiary on the other hand; or

(iv)	the Parent-Issuer Merger.

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1(a) have been duly observed and performed, the Trustee will execute and deliver a Supplemental Indenture as provided for in Section 12.5 and then:

(a)	the successor Person will possess and from time to time may exercise each and every right and power of the Issuer or Guarantor under this Indenture in the name of the Issuer or Guarantor, as applicable, or otherwise, and any act or proceeding by any provision of this Indenture required to be done or performed by any directors or officers of the Issuer or Guarantor may be done and performed with like force and effect by the like directors or officers of such successor; and

(b)	the Issuer or Guarantor, as applicable, will be released and discharged from liability under this Indenture and the Trustee will execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 11

CONCERNING THE TRUSTEE

11.1	Corporate Trustee Required; Eligibility

There shall at all times be a corporate Trustee hereunder which shall at all times be a corporation and doing business under the laws of the United States or any state or territory thereof or of the District of Columbia, or a corporation or other Person permitted to act as trustee by the Commission, authorized under such laws to exercise corporate trust powers, which complies with the requirements of Section 310(a) of the Trust Indenture Act, has a combined capital and surplus as may be required by the Trust Indenture Act, and is subject to supervision or examination by federal, state, territorial, or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section 11.1, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. The Issuer may not, nor may any Affiliate of the Issuer, serve as Trustee. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 11.1, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

11.2	No Conflict of Interest

(a)	The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 11.2, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture and the Notes of any series shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises.

(b)	To the extent permitted by the Trust Indenture Act, the Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to securities of more than one series.

11.3	Replacement of Trustee

(a)	The Trustee for the Notes issued hereunder shall be subject to the provisions of Section 310(b) of the Trust Indenture Act during the period of time provided for therein. If at any time the Trustee has or shall acquire a conflict of interest within the meaning of Section 310(b) of the Trust Indenture Act, the Trustee shall, within 30 days after ascertaining that such conflict of interest exists, either eliminate such conflict of interest or resign in the manner, subject to the provisions of the Trust Indenture Act, and with the effect specified in this Section 11.3 and shall in all respects comply with the provisions of Section 310(b) of the Trust Indenture Act. The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Issuer 90 days’ notice in writing or such shorter notice as the Issuer may accept as sufficient. The validity and enforceability of this Indenture and of the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such a conflict of interest exists. Nothing herein shall prevent the Trustee from filing with the Commission the application referred to in the second to last paragraph of Section 310(b) of the Trust Indenture Act.

(b)	No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article 11 shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of this Section 11.3.

(c)	The Trustee may resign at any time with respect to the Notes of one or more series by giving written notice thereof to the Issuer. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders in accordance with the provisions hereof. Failing such appointment by the Issuer or if the instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the retiring Trustee or any Holder may apply to a judge of the British Columbia Supreme Court, on such notice as such Judge may direct at the Issuer’s expense, for the appointment of a new Trustee but any new Trustee so appointed by the Issuer or by the Court shall be subject to removal as aforesaid by the Holders. The appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 11.3 shall be a corporation authorized to carry on the business of a trust company in one or more of the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(d)	The Trustee may be removed at any time with respect to the Notes of any series by act of the Holders of a majority in principal amount of the outstanding Notes of such series, upon written notice delivered to the Trustee and to the Issuer. If the instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition the British Columbia Supreme Court at the Issuer’s expense for the appointment of a successor Trustee with respect to the Notes of such series.

(e)	If at any time:

(i)	the Trustee shall fail to comply with Article 11 after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a security for at least six months; or

(ii)	the Trustee shall cease to be eligible under Section 11.1 and shall fail to resign after written request therefor by the Issuer or by any such Holder; or

(iii)	the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or commence a voluntary bankruptcy proceeding or a receiver of the Trustee or of its property shall be appointed or consented to or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Issuer by a Board Resolution may remove the Trustee with respect to all Notes, or (ii) subject to Section 7.15, any Holder who has been a bona fide Holder of a security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Notes and the appointment of a successor Trustee or Trustees.

(f)	If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause with respect to the Notes of one or more series, the Issuer, shall promptly appoint a successor Trustee or Trustees with respect to the Notes of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Notes of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Notes of any particular series) and shall comply with the applicable requirements of Article 11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Notes of any series shall be appointed by act of the Holders of a majority in principal amount of the outstanding Notes of such series delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Article 11, become the successor Trustee with respect to the Notes of such series and to that extent supersede the successor Trustee appointed by the Issuer. If no successor Trustee with respect to the Notes of any series shall have been so appointed by the Issuer or the Holders and accepted appointment in the manner required by Article 11, any Holder who has been a bona fide Holder of a security of such series for at least six months may, on behalf of himself and all others similarly situated, petition the British Columbia Supreme Court for the appointment of a successor Trustee with respect to the Notes of such series.

(g)	The Issuer shall give notice of each resignation and each removal of the Trustee with respect to the Notes of any series and each appointment of a successor Trustee with respect to the Notes of any series by mailing or sending written notice of such event to all Holders of Notes of such series as their names and addresses appear in the security register. Each notice shall include the name of the successor Trustee with respect to the Notes of such series and the address of its corporate trust office.

(h)	Any entity into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any entity resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Issuer, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the retiring Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Issuer or any Guarantor be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Issuer or such Guarantor, as applicable.

11.4	Rights and Duties of Trustee

(a)	In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent Trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee will be liable for its own wilful misconduct or gross negligence. The Trustee will not be liable for any act or default on the part of any agent employed by it or a co-Trustee, or for having permitted any agent or co- Trustee to receive and retain any money payable to the Trustee, except as aforesaid.

(b)	The Trustee shall transmit to Holders such brief reports concerning the Trustee and its actions under this Indenture as may be required pursuant to Section 313(a) of the Trust Indenture Act at the times and in the manner provided pursuant thereto, for so long as any Notes are outstanding hereunder (but if no event described in Section 313(a) of the Trust Indenture Act has occurred, no report need be transmitted). The Trustee shall promptly deliver to the Issuer a copy of any report it delivers to Holders pursuant to this Section 11.4. The Trustee also shall comply with Section 313(b) of the Trust Indenture Act. The Trustee shall also transmit by mail all reports as required by Section 313(c) of the Trust Indenture Act. A copy of each such report, at the time of such transmission to the Holders of Notes, shall be filed by the Trustee with the Issuer, with each stock exchange on which the Notes are listed, if any, and with the Commission in accordance with Section 313(d) of the Trust Indenture Act. The Issuer shall notify the Trustee when the Notes are listed on any stock exchange or delisted therefrom.

(c)	Nothing herein contained shall impose any obligation on the Trustee to see to or require evidence of the registration or filing (or renewal thereof) of this Indenture, any Security Document, or instrument ancillary or supplemental hereto or thereto.

(d)	No provision of this Indenture shall be construed to relieve the Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that this subsection shall not be construed to limit the effect of Section 11.4 or Section 11.5.

(e)	The Trustee and its officers shall not be:

(i)	accountable for the use or application by the Issuer of the Notes or the proceeds thereof;

(ii)	responsible to make any calculation with respect to any matter under this Indenture;

(iii)	liable for any error in judgment made in good faith unless negligent in ascertaining the pertinent facts; or

(iv)	liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the outstanding Notes of any series, as provided in Section 7.12, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Notes of such series.

(v)	responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its control, including, without limitation, any provision of any law or regulation or any act of any governmental authority, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunctions of utilities, computer (hardware or software) or communication services; cyberterrorism; accidents; labor disputes; acts of civil or military authority and governmental action.

(f)	The Trustee shall have the right to disclose any information disclosed or released to it if, in the reasonable opinion of the Trustee, after consultation with Counsel, it is required to disclose under any applicable laws, court order or administrative directions, or if, in the reasonable opinion of the Trustee, it is required to disclose to its regulatory authority. The Trustee shall not be responsible or liable to any party for any loss or damage arising out of or in any way sustained or incurred or in any way relating to such disclosure.

(g)	The Trustee shall not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on whose signature the Trustee is entitled to act, or refrain from acting, under a specific provision of this Indenture.

(h)	The Trustee shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee from a Person purporting to be (and whom the Trustee, acting reasonably, believes in good faith to be) an authorized representative of the Issuer or a Holder, as sufficient instructions and authority of such party for the Trustee to act and shall have no duty to verify or confirm that Person is so authorized. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon, or compliance with, such instructions or directions, except to the extent any such losses, cost or expense are the direct result of gross negligence or willful misconduct on the part of the Trustee. The Issuer and the Holders agree: (i) to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including, without limitation, the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than the method(s) selected by such party; and (iii) that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

11.5	Reliance Upon Declarations, Opinions, etc.

(a)	The Trustee, prior to the occurrence of an Event of Default and after the curing of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee.

(b)	In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith and subject to Section 11.8, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 11.6, if applicable, and with any other applicable requirements of this Indenture. But in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an Opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Issuer.

(c)	The Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue or transfer of any Notes provided such issue or transfer is effected in accordance with the terms of this Indenture. The Trustee shall be entitled to process all transfers and redemptions upon the presumption that such transfer and redemption is permissible pursuant to all applicable laws and regulatory requirements if such transfer and redemption is effected in accordance with the terms of this Indenture. The Trustee shall have no obligation, other than to confer with the Issuer and its Counsel, to ensure that legends appearing on the Notes comply with regulatory requirements or securities laws of any applicable jurisdiction.

11.6	Evidence and Authority to Trustee, Opinions, etc.

(a)	The Issuer shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Issuer or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the authentication and delivery of Notes hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Issuer, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 11.6, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Issuer written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i)	an Officers’ Certificate, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(ii)	in the case of a condition precedent the satisfaction of which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(iii)	in the case of any such condition precedent the satisfaction of which is subject to review or examination by auditors or accountants, an opinion or report of the Issuer’s Auditors whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(b)	Whenever such evidence relates to a matter other than the authentication and delivery of Notes and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other appraiser or any other individual whose qualifications give authority to a statement made by such individual, provided that if such report or opinion is furnished by a director, officer or employee of the Issuer it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with Section 11.6(a).

(c)	Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include (i) a statement by the individual giving the evidence that he or she has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the individual giving such evidence, he or she has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such individual the conditions precedent in question have been complied with or satisfied.

(d)	In addition to its obligations under Section 7.20, the Issuer shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, an Officers’ Certificate certifying that the Issuer has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would constitute a Default or an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Issuer shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Issuer or as a result of any obligation imposed by this Indenture.

11.7	Officers’ Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officers’ Certificate.

11.8	Experts, Advisers and Agents

Subject to Sections 11.3 and 11.4, the Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Issuer, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Issuer.

11.9	Trustee May Deal in Notes

Subject to Sections 11.2 and 11.4, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in Notes and generally contract and enter into financial transactions with the Issuer or otherwise, without being liable to account for any profits made thereby. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the British Columbia Supreme Court for permission to continue as Trustee hereunder or resign.

11.10	Investment of Monies Held by Trustee

(a)	Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or deposited for safe-keeping in the Province of British Columbia with any such bank. In respect of any moneys so held, upon receipt of a written order from a Participant or a Beneficial Holder, the Trustee shall invest the funds in accordance with such written order in Authorized Investments (as defined below). Any such written order from a Participant or a Beneficial Holder shall be provided to the Trustee no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such written order from a Participant or a Beneficial Holder received by the Trustee after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day. For certainty, after an Event of Default, the Trustee shall only be obligated to make investments on receipt of appropriate instructions from the Holders by way of a resolution of Holders of at least a majority in principal amount of the Notes represented and voting at a meeting of Holders, or by a resolution in writing.

(b)	The Trustee shall have no liability for any loss sustained as a result of any investment selected by and made pursuant to the instructions of the Issuer or the Holders, as applicable, as a result of any liquidation of any investment prior to its maturity or for failure of either the Issuer or the Holders, as applicable, to give the Trustee instructions to liquidate, invest or reinvest amounts held with it. In the absence of written instructions from either the Issuer or the Holders as to investment of funds held by it, such funds shall be held uninvested by the Trustee without liability for interest thereon.

(c)	For the purposes of this section, “Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the government of Canada or a Province or a Canadian chartered bank (which may include an affiliate (as defined in this section) or related party of the Trustee) provided that such obligation is rated at least R1 (middle) by DBRS or an equivalent rating service. For certainty, the Issuer and the Holders acknowledge and agree that the Trustee has no obligation or liability to confirm or verify that investment instructions delivered pursuant to this Section 11.10 comply with the definition of Authorized Investments.

11.11	Trustee Not Ordinarily Bound

Except as provided in Section 7.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 11.4, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Issuer of any of the obligations herein imposed upon the Issuer or of the covenants on the part of the Issuer herein contained, nor in any way to supervise or interfere with the conduct of the Issuer’s business, unless the Trustee shall have been required to do so in writing by the Holders of not less than 25% of the aggregate principal amount of the Notes then outstanding, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

11.12	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.13	Trustee Not Bound to Act on Issuer’s Request

Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Issuer until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

11.14	Conditions Precedent to Trustee’s Obligations to Act Hereunder

(a)	The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon any one or more Holders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b)	None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)	The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders of Notes of a series at whose instance it is acting to deposit with the Trustee such Notes held by them for which Notes the Trustee shall issue receipts.

(d)	Unless an action is expressly directed or required herein, the Trustee shall request instructions from the Holders with respect to any actions or approvals which, by the terms of this Indenture, the Trustee is permitted to take or to grant (including any such actions or approvals that are to be taken in the Trustee’s “discretion” or “opinion”, or to its “satisfaction”, or words to similar effect), and the Trustee shall refrain from taking any such action or withholding any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions by way of resolution from the Holders in accordance with this Indenture.

11.15	Authority to Carry on Business

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in all of the provinces of Canada but if, notwithstanding the provisions of this Section 11.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the province of British Columbia, either become so authorized or resign in the manner and with the effect specified in Section 11.3.

11.16	Compensation and Indemnity

(a)	The Issuer shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Issuer and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b)	The Issuer hereby indemnifies and saves harmless the Trustee and its directors, officers, employees and shareholders from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence or wilful misconduct of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. The Issuer shall defend the claim and the Trustee shall cooperate in the defence. The Trustee may have separate Counsel and the Issuer shall pay the reasonable fees and expenses of such Counsel. The Issuer need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

(c)	The Issuer need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through gross negligence or wilful misconduct on the part of the Trustee.

11.17	Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

11.18	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to all parties hereto; provided that (A) the written notice shall describe the circumstances of such non-compliance; and (B) if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

11.19	Privacy

(a)	The parties hereto acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this Indenture and other services that may be requested from time to time;

(ii)	to help the Trustee manage its servicing relationships with such individuals;

(iii)	to meet the Trustee’s legal and regulatory requirements; and

(iv)	if social insurance numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

(b)	Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of providing services under this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. The Trustee may transfer some of that personal information to service providers in the United States for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

11.20	Subordination Agreements

(a)	The Trustee shall execute the Subordination Agreements, in its capacity as Trustee under this Indenture, in form and substance satisfactory to the 2026 Majority Noteholders as of the Issue Date and attached as Appendix C or otherwise with the approval from a Holders of a majority of the aggregate principal amount 2026 Notes outstanding. Each Holder, by tendering its approval, (a) authorizes and directs the Trustee to enter into the Subordination Agreement and any subsequent amendments or modifications thereto (without the consent of Holders) that (i) are requested by the Issuer and that are not adverse to the Holders or (ii) are minor or administrative in nature, and the Trustee may request at any time and rely on an Opinion of Counsel confirming that such amendments or modifications meet the requirements of this clause (a), and (b) acknowledges and agrees that the Trustee shall not be responsible to approve, review or otherwise negotiate the terms of the Subordination Agreement, or any subsequent amendment or modification thereof, on behalf of the Holders or the Issuer and that the Trustee shall not be liable to the Holders for any of the terms or provisions contained in the Intercreditor Agreement. The Holders of the Notes further acknowledge that the Trustee has not and will not provide any advice to the Holders of the Notes in respect of the Indenture or Security Documents, the adequacy of the Indenture or Security Documents or as to the priority, registration or perfection of their interest in the Collateral.

(b)	The Trustee is entering into the Subordination Agreements and any document delivered in connection therewith in its capacity as trustee for the Holders. Whenever any reference is made in the Subordination Agreement or in any document delivered in connection therewith to an act to be performed by the Trustee, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee for and on behalf of the Holders. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively “obligations”) made on the part of the Trustee therein are made and intended not as personal obligations of or by the Trustee or for the purpose or with the intention of binding the Trustee in its personal capacity, but are made and intended for the purpose of binding only the Trustee in its capacity as agent for, and the property and assets of, the Holders. No property or assets of the Trustee, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Trustee’s obligations thereunder. Further, no recourse may be had or taken, directly or indirectly, against any incorporator, shareholder, officer, director, employee or agent of the Trustee or of any predecessor or successor of the Trustee, with regard to the Trustee’s obligations thereunder.

11.21	Knowledge of Trustee

Notwithstanding the provisions of this Article 11 or any provision in this Indenture or in the Notes, the Trustee will not be charged with knowledge of the existence of any Event of Default or any other fact that would prohibit the making of any payment of monies to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Corporation or any Holder, and such notice to the Trustee shall be deemed to be notice to holders of the Notes. The Trustee will notify Holders as soon as reasonably practicable of such notice.

11.22	Preferential Collection of Claims Against Issuer

The Trustee is subject to Section 311(a) of the Trust Indenture Act, excluding any creditor relationship listed in Section 311(b) of the Trust Indenture Act. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the Trust Indenture Act to the extent indicated therein.

11.23	Evidence of Recording of Indenture

If required pursuant to the Trust Indenture Act, the Issuer shall furnish to the Trustee:

(a)	promptly after the execution and delivery of this Indenture or any Supplemental Indenture, an Opinion of Counsel either stating that in the opinion of such counsel the Indenture has been properly recorded and filed so as to make effective the lien intended to be created thereby, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to make such lien effective; and

(b)	at least annually after the date of execution and delivery of this Indenture, an Opinion of Counsel either stating that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording, and refiling of this Indenture as is necessary to maintain the lien of the Indenture, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to maintain such lien.

11.24	Certificates of Fair Value

The Issuer shall furnish to the Trustee certificates or opinions of fair value with regard to released property pursuant to Section 314(d) of the Trust Indenture Act, which certificates or opinions shall be made by an independent engineer, appraiser or other expert to the extent required by Section 314(d) of the Trust Indenture Act.

11.25	Acts of Holders; Record Dates

The Issuer or the Trustee, as applicable, may set a date for the purpose of determining the Holders of Notes entitled to consent, vote or take any other action referred to in Article 7 or Article 12.

ARTICLE 12

AMENDMENT, SUPPLEMENT AND WAIVER

12.1	Ordinary Consent

Except as provided in Sections 12.2 and 12.3, with the affirmative votes of the Holders of at least a majority in principal amount of the Notes represented and voting at a meeting of Holders, or by a resolution in writing of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or exchange offer for, Notes):

(a)	this Indenture, the Notes and the Guarantees may each be amended or supplemented, and

(b)	any existing Default or Event of Default and its consequences or lack of compliance with any provision of this Indenture, the Notes or the Guarantees may be waived, other than (i) a Default or Event of Default in the payment of the principal or, premium (if any) or interest on the Notes, except such Default or Event of Default resulting from an acceleration that has been rescinded, and (ii) other than in respect of a covenant or provision hereof which under Section 12.2 cannot be modified or amended without the consent of the Holder of each outstanding security of such series affected, provided that if any such amendment, supplement or waiver affects only one or more series of Notes, then consent to such amendment, supplement or waiver shall only be required to be obtained from the Holders of such affected series of Notes.

12.2	Special Consent

(a)	Notwithstanding Section 12.1, without the consent of, or a resolution passed by the affirmative votes of or signed by each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes of any series held by a non-consenting Holder):

(i)	reduce the principal amount of Notes of any series whose Holders must consent to an amendment, supplement or waiver;

(ii)	reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment with respect to the redemption of the Notes (other than with respect to any required notice periods); provided, however, that solely for the avoidance of doubt, and without any other implication, any purchase or repurchase of Notes, including pursuant Sections 6.14 and 6.15, as distinguished from any redemption of Notes, shall not be deemed a redemption of the Notes;

(iii)	reduce the rate of or change the time for payment of interest on any Note;

(iv)	waive a Default or Event of Default in the payment of principal of, or interest, or premium, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the Payment Default that resulted from such acceleration);

(v)	make any note payable in money other than U.S. dollars;

(vi)	make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on, the Notes;

(vii)	impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Guarantees;

(viii)	amend or modify any of the provisions of this Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in any manner adverse to the Holders of the Notes or any Guarantee;

(ix)	modify the amending provisions under this Article 12;

(x)	release any Guarantor from any of its obligations under its Guarantee, or this Indenture, except in accordance with the terms of this Indenture;

(xi)	waive, amend, change or modify the obligation of the Issuer to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with Section 6.15 after the obligation to make such Asset Sale Offer has arisen, including amending, changing or modifying any definition relating thereto;

(xii)	waive, amend, change or modify in any material respect the Issuer’s obligation to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with Section 6.14 after the occurrence of such Change of Control, including amending, changing or modifying any definition relating thereto;

(xiii)	release a material portion of the Collateral from the Lien, other than in accordance with the terms of the Security Documents and/or this Indenture; or

(xiv)	release a Guarantor from its obligations under this Indenture or make any change in this Indenture that would adversely affect the rights of Holders of Notes to receive payments under this Indenture, other than in accordance with the provisions of this Indenture.

12.3	Without Consent

Notwithstanding Sections 12.1 and 12.2, without the consent of any Holder, the Issuer, the Guarantors and the Trustee may amend or supplement this Indenture, the Notes, the Guarantees or the Security Documents to:

(a)	cure any ambiguity, defect or inconsistency;

(b)	provide for uncertificated Notes in addition to or in place of certificated Notes;

(c)	provide for the assumption of the Issuer’s or any Guarantor’s obligations to Holders of Notes in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets or otherwise comply with Section 10.1;

(d)	make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under this Indenture of any Holder;

(e)	add any additional Guarantors or to evidence the release of any Guarantor from its obligations under its Guarantee to the extent that such release is permitted by this Indenture, or to secure the Notes and the Guarantees or to otherwise comply with the provisions set out in Article 13;

(f)	secure the Notes or any Guarantees or any other obligation under this Indenture;

(g)	evidence and provide for the acceptance of appointment by a successor Trustee;

(h)	provide for the issuance of Additional Notes in accordance with this Indenture;

(i)	to enter into additional or supplemental Security Documents or to add additional parties to the Security Documents to the extent permitted thereunder and under the indenture;

(j)	allow any Guarantor to execute a Guarantee;

(k)	to release Collateral from the Liens when permitted or required by this Indenture and the Security Documents or add assets to Collateral to secure Indebtedness; or

(l)	to add a Subsidiary as a “co-issuer” of the Notes, provided (a) such Subsidiary is a corporation existing under the laws of the United States, (b) such Subsidiary is jointly and severally liable with the Issuer in relation to all Obligations under this Indenture and Notes, (c) appropriate amendments are made to the covenant described under “Additional Amounts” to ensure any payments made by such Subsidiary continue to be subject to such covenant and (d) such amendments do not adversely affect the legal rights under this Indenture of any Holder as confirmed to the Trustee by an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and qualifications).

12.4	Form of Consent

It is not necessary for the consent of the Holders under Section 12.1 or 12.2 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

12.5	Supplemental Indentures

(a)	Subject to the provisions of this Indenture, the Issuer and the Trustee may from time to time execute, acknowledge and deliver Supplemental Indentures which thereafter shall form part of this Indenture, for any one or more of the following purposes:

(i)	establishing the terms of any series of Notes and the forms and denominations in which they may be issued as provided in Article 2;

(ii)	making such amendments not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes of any series which do not affect the substance thereof and which in the opinion of the Trustee relying on an Opinion of Counsel will not be materially prejudicial to the interests of Holders;

(iii)	rectifying typographical, clerical or other manifest errors contained in this Indenture or any Supplemental Indenture, or making any modification to this Indenture or any Supplemental Indenture which, in the opinion of Counsel, are of a formal, minor or technical nature and that are not materially prejudicial to the interests of the Holders;

(iv)	to give effect to any amendment or supplement to this Indenture or the Notes of any series made in accordance with Sections 12.1, 12.2 or 12.3;

(v)	evidencing the succession, or successive successions, of others to the Issuer or any Guarantor and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture; or

(vi)	for any other purpose not inconsistent with the terms of this Indenture, provided that in the opinion of the Trustee (relying on an Opinion of Counsel) the rights of neither the Holders nor the Trustee are materially prejudiced thereby.

(b)	Unless this Indenture expressly requires the consent or concurrence of Holders, the consent or concurrence of Holders shall not be required in connection with the execution, acknowledgement or delivery of a Supplemental Indenture contemplated by this Indenture.

(c)	Upon receipt by the Trustee of (i) an Issuer Order accompanied by a Board Resolution authorizing the execution of any such Supplemental Indenture, and (ii) an Officers’ Certificate stating that such amended or Supplemental Indenture complies with this Section 12.5, the Trustee shall join with the Issuer and the Guarantors in the execution of any amended or Supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained.

(d)	This Section 12.5 shall apply, as the context requires, to any assumption agreement or instrument contemplated by Section 10.1(a)(ii)(A).

ARTICLE 13

GUARANTEES AND SECURITY

13.1	Issuance of Guarantees

(a)	The Guarantors providing a Guarantee on the Exchange Date shall execute and deliver to the Trustee the Guarantee in form and substance reasonably acceptable to the 2026 Majority Noteholders.

(b)	Each Restricted Subsidiary shall issue a Guarantee and become a Guarantor.

(c)	Except as set out in Section 13.2(a), a Guarantor may not sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets, in one or more related transactions, to, or consolidate or amalgamate with or merge with or into (regardless of whether such Guarantor is the surviving Person), another Person, other than the Issuer or another Guarantor, unless:

(i)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(ii)	either:

(A)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Guarantor) is organized or existing under the laws of (1) the United States, any state thereof or the District of Columbia, (2) Canada or any province or territory thereof or (3) the jurisdiction of organization of the Guarantor, and assumes all the obligations of that Guarantor under this Indenture and its Guarantee by operation of law or pursuant to any agreement reasonably satisfactory to the Trustee; or

(B)	such sale or other disposition or consolidation, amalgamation or merger complies with Section 6.15.

13.2	Release of Guarantees

(a)	The Guarantee of a Guarantor will be automatically released:

(i)	in connection with any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or otherwise), in one or more related transactions, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of Ayr Wellness, if the sale or other disposition does not violate Section 6.15;

(ii)	in connection with any sale or other disposition of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Ayr Wellness after which such Guarantor is no longer a Subsidiary of the Issuer, if the sale of such Capital Stock of that Guarantor complies with Section 6.15;

(iii)	[reserved];

(iv)	upon payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes; or

(v)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of this Indenture as provided above under Article 8.

(b)	The Trustee shall promptly execute and deliver a release together with all instruments and other documents reasonably requested by the Issuer or the applicable Restricted Subsidiary to evidence the release and termination of any Guarantee upon receipt of a request by the Issuer accompanied by an Officers’ Certificate certifying as to compliance with this Section 13.2.

13.3	Security

(a)	As general and continuing collateral security for the payment and performance of its Indenture Obligations, the Issuer shall grant Liens (subject to Permitted Liens) on the Collateral to the Collateral Trustee pursuant to the Security Documents. The Collateral Trustee will hold (directly or through co-agents or sub-agents), and will be entitled to enforce (in accordance with this Indenture), all Liens on the Collateral created by the Security Documents.

(b)	Pursuant to the Security Documents, the Issuer will be required to take all actions that are reasonably necessary to perfect the security referred to in Section 13.3(a) in all jurisdictions in which the Issuer has material assets or a principal place of business. Security interests in personal or movable property constituting Collateral will be perfected by the filing of financing statements (or their equivalent) under personal property security legislation applicable to such personal or movable property.

13.4	Further Assurances

(a)	The Issuer shall, at its sole expense, take all actions that are reasonably necessary to confirm that the Collateral Trustee holds, for the benefit of itself, the Trustee and the Holders, duly created, enforceable and perfected Liens upon the Collateral.

(b)	Subject to the applicable limitations set forth herein and in the Security Documents, the Issuer shall, at its sole expense, execute, acknowledge and deliver such documents and instruments and take such other actions, as may be required by applicable law, this Indenture or the Security Documents to create, protect, assure, perfect, transfer and confirm the Liens, benefits, property and rights conveyed or intended to be conveyed by the terms of this Indenture or the Security Documents for the benefit of the Collateral Trustee, the Trustee and the Holders in the Collateral, including with respect to After Acquired Collateral.

13.5	After Acquired Collateral

The Issuer shall, subject to the provisions of this Indenture and the Security Documents, pledge all After Acquired Collateral to secure the Indenture Obligations. Subject to the applicable limitations set forth herein and in the Security Documents, if the Issuer acquires property that is not automatically subject to a perfected security interest under the Security Documents and such property constitutes (or would constitute) Collateral, then the Issuer will, within 30 days after such acquisition provide security over such property in favour of the Collateral Trustee and deliver any required supplements to the Security Documents in connection therewith.

13.6	Release of Security

(a)	The Liens on the Collateral will be released in whole with respect to the Notes and the Security Documents, as applicable, upon the occurrence of any of the following:

(i)	payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes;

(ii)	satisfaction and discharge of the Indenture; or

(iii)	legal defeasance or covenant defeasance as set forth under Sections 8.3 or 8.4,

provided that in each case, all amounts owing to the Trustee under the Indenture and the Notes and to the Collateral Trustee under the Security Documents have been paid or otherwise provided for to the reasonable satisfaction of the Trustee and the Collateral Trustee, as applicable.

(b)	The Liens on the Collateral will automatically be released with respect to any asset constituting Collateral upon the occurrence of any of the following:

(i)	in connection with any disposition of such Collateral to any Person other than the Issuer (but excluding any transaction subject to the covenant described under Section 10.1 if such other Person is required to become the obligor on the Notes) that is permitted by this Indenture; or

(ii)	upon the sale or disposition of such Collateral pursuant to the exercise of any rights and remedies by the Collateral Trustee with respect to any Collateral, subject to the Security Documents.

To the extent required by the Indenture (other than in relation to (ii) above), the Issuer will furnish to the Trustee, prior to each proposed release of Collateral the Indenture, an Officer’s Certificate and/or an opinion of counsel, each stating that all conditions to the release of the Liens on the Collateral have been satisfied.

ARTICLE 14

NOTICES

14.1	Notice to Issuer

Any notice to the Issuer under the provisions of this Indenture shall be valid and effective (i) if delivered to the Issuer at 2601 South Bayshore Drive, Suite 900 Miami, FL 33133, Attention: Chief Financial Officer, (ii) if delivered by email to brad.asher@ayrwellnes.com, immediately upon sending the email, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, or (iii) if given by registered letter, postage prepaid, to such office and so addressed and if mailed, five days following the mailing thereof. The Issuer may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Issuer for all purposes of this Indenture.

14.2	Notice to Holders

(a)	All notices to be given hereunder with respect to the Notes shall be deemed to be validly given to the Holders thereof if sent by first class mail, postage prepaid, or, if agreed to by the applicable recipient, by email, by letter or circular addressed to such Holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given five days following the day of mailing, or immediately upon sending the email, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, as applicable. Accidental error or omission in giving notice or accidental failure to mail notice to any Holder or the inability of the Issuer to give or mail any notice due to anything beyond the reasonable control of the Issuer shall not invalidate any action or proceeding founded thereon.

(b)	If any notice given in accordance with Section 14.2(a) would be unlikely to reach the Holders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Issuer shall give such notice by publication at least once in a daily newspaper of general national circulation in Canada.

(c)	Any notice given to Holders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(d)	All notices with respect to any Note may be given to whichever one of the Holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all Holders of any Persons interested in such Note.

14.3	Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective: (i) if delivered to the Trustee at its principal office in the City of Vancouver, British Columbia at 323 – 409 Granville Street, Vancouver, British Columbia V6C 1T2, Attention: Corporate Trust, (ii) if delivered by email to corptrust@odysseytrust.com, immediately upon sending the email, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, or (iii) if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given five days following the mailing thereof.

14.4	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.3.

ARTICLE 15

MISCELLANEOUS

15.1	Copies of Indenture

Any Holder may obtain a copy of this Indenture without charge by writing to the Issuer at 2601 South Bayshore Drive, Suite 900 Miami, FL 33133 Attention: Chief Financial Officer.

15.2	Force Majeure

Except for the payment obligations of the Issuer contained herein, neither the Issuer nor the Trustee shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 15.2.

15.3	Waiver of Jury Trial

EACH OF THE ISSUER, THE GUARANTORS AND THE TRUSTEE HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS INDENTURE, THE NOTES OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS INDENTURE. The scope of this waiver is intended to encompass any and all disputes that may be filed in any court and that relate to the subject matter of this Indenture, including contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that such party has already relied on the waiver in entering into this Indenture, and that such party shall continue to rely on the waiver in its related future dealings. Each party hereto further warrants and represents that it has reviewed this waiver with its legal counsel, and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. In the event of litigation, this Indenture may be filed as a written consent to a trial by the court without a jury.

ARTICLE 16

EXECUTION AND FORMAL DATE

16.1	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Indenture by such party.

16.2	Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing the formal date of February 7, 2024, irrespective of the actual date of execution hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

AYR WELLNESS INC.

Per:	(Signed) “Brad Asher”
Name:	Brad Asher
Title:	Chief Financial Officer

AYR WELLNESS CANADA HOLDINGS INC.

Per:	(Signed) “Brad Asher”
Name:	Brad Asher
Title:	Chief Financial Officer

TRUSTEE:

ODYSSEY TRUST COMPANY

Per:	(Signed) "Dan Sander"
Name:	Dan Sander
Title:	President, Corporate Trust

Per:	(Signed) "Rachel Wales"
Name:	Rachel Wales
Title:	Director, Corporate Trust

APPENDIX A-1

FORM OF 2026 EXCHANGE NOTE

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THIS INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO AYR WELLNESS CANADA HOLDINGS INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE. [INSERT GLOBAL NOTES LEGEND FOR ALL GLOBAL NOTES]

For Notes originally issued for the benefit or account of a U.S. Holder, and each Definitive Note issued in exchange therefor or in substitution thereof, also include the following legends:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES, FOR THE BENEFIT OF AYR WELLNESS CANADA HOLDINGS INC. (THE “ISSUER”), THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION FROM COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER MUST FIRST BE PROVIDED TO ODYSSEY TRUST COMPANY AND TO THE ISSUER TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY  NOT CONSTITUTE

“GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

A-1 - 1

CUSIP ●

ISIN CA ●

No ●	US$ ●

AYR WELLNESS CANADA HOLDINGS INC.

(a corporation formed under the laws of the Canada Business Corporations Act

13.0% SENIOR SECURED NOTES DUE DECEMBER 10, 2026

AYR WELLNESS CANADA HOLDINGS INC. (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture dated as of February 7, 2024 (the “Indenture”) between the Issuer and Odyssey Trust Company (the “Trustee”), promises to pay to the registered holder hereof on the earlier of December 10, 2026 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of [●] million dollars ($[●]) in lawful money of the United States of America on presentation and surrender of this Note (the “Note”) at the main branch of the Trustee in Vancouver, British Columbia, in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date, at the rate of 13.0% per annum, in like money, calculated and payable semi-annually in arrears on June 30 and December 31 in each year commencing on June 30, 2024, and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity of this Note) to fall due on the Maturity of this Note and, should the Issuer at any time make default in the payment of any principal or interest, to pay interest on the amount in default at a rate that is equal to the applicable interest rate on the Notes, in like money and on the same dates.

Interest on this Note will be computed on the basis of a 365-day or 366-day year, as applicable, and will be payable in equal semi-annual amounts; provided that for any Interest Period that is shorter than a full semi- annual interest period, interest shall be calculated on the basis of a year of 365 days or 366 days, as applicable, and the actual number of days elapsed in that period.

If the date for payment of any amount of principal, premium or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder hereof will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld), satisfy and discharge all liability for interest on this Note.

This Note is one of the 2026 Notes of the Issuer issued under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which this Note and other Notes of the Issuer are or are to be issued and held and the rights and remedies of the holder of this Note and other Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Note by acceptance hereof assents.

A-1 - 2

Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

The indebtedness evidenced by this Note, and by all other 2026 Notes now or hereafter certified and delivered under the Indenture, is a direct senior secured obligation of the Issuer.

The principal hereof may become or be declared due and payable before the Stated Maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

This Note may be redeemed at the option of the Issuer on the terms and conditions set out in the Indenture at the Redemption Price therein. The right is reserved to the Issuer to purchase Notes (including this Note) for cancellation in accordance with the provisions of the Indenture.

Upon the occurrence of a Change of Control, the Holders may require the Issuer to repurchase such Holder’s Notes, in whole or in part, at a purchase price in cash equal to 105% of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase.

The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of Notes outstanding (or certain series of Notes outstanding), which resolutions or instruments may have the effect of amending the terms of this Note or the Indenture.

This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Vancouver, British Columbia and in such other place or places and/or by such other Registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Note for cancellation. Thereupon a new Note or Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Notes has not been and nor will it be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of, a person in the United States unless in compliance with the U.S. Securities Act and applicable state securities laws.

This Note shall not become obligatory for any purpose until it shall have been authenticated by the Trustee under the Indenture.

This Note and the Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

Capitalized words or expressions used in this Notes shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

A-1 - 3

IN WITNESS WHEREOF AYR WELLNESS CANADA HOLDINGS INC. has caused this Note to be signed by its authorized representatives as of [                   ], 202     .

AYR WELLNESS CANADA HOLDINGS INC.

Per:

Name:
Title:

(FORM OF TRUSTEE’S CERTIFICATE)

This Note is one of the AYR Wellness Canada Holdings Inc. 13.0% Senior Secured Notes due December 10, 2026 referred to in this Indenture within mentioned.

ODYSSEY TRUST COMPANY

Per:

Name:
Title:

Per:

Name:
Title:

A-1 - 4

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

A-1 - 5

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto_______________, whose address and social insurance number, if applicable are set forth below, this Note (or $                  principal amount hereof) of AYR WELLNESS CANADA HOLDINGS INC. standing in the name(s) of the undersigned in the register maintained by the Issuer with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple of $1,000) to be transferred.

In the case of a Note that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A)	the transfer is being made to the Issuer;

☐	(B)	the transfer is being made outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Appendix B to the Indenture, or

☐	(C)	the transfer is being made in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Issuer and the Trustee an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Issuer to such effect.

In the case of a Note that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a person in the United States (as defined in Regulation S under the U.S. Securities Act), the undersigned hereby represents, warrants and certifies that the transfer of the Note is being completed in compliance with the U.S. Securities Act and any applicable state securities laws.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank of trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

A-1 - 6

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

A-1 - 7

APPENDIX A-2

FORM OF 2026 ADDITIONAL NOTE

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THIS INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO AYR WELLNESS CANADA HOLDINGS INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE. [INSERT GLOBAL NOTES LEGEND FOR ALL GLOBAL NOTES]

For Notes originally issued for the benefit or account of a U.S. Holder (other than an Original U.S. Holder who is a Qualified Institutional Buyer), and each Definitive Note issued in exchange therefor or in substitution thereof, also include the following legends:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES, FOR THE BENEFIT OF AYR WELLNESS CANADA HOLDINGS INC. (THE “ISSUER”), THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION FROM COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER MUST FIRST BE PROVIDED TO ODYSSEY TRUST COMPANY AND TO THE ISSUER TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY  NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

A-2 - 1

CUSIP ●

ISIN CA ●

No. ●	US$ ●

AYR WELLNESS CANADA HOLDINGS INC.

(a corporation formed under the laws of the Canada Business Corporations Act

13.0% SENIOR SECURED NOTES DUE DECEMBER 10, 2026

[AYR WELLNESS CANADA HOLDINGS INC.] (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture dated as of February 7, 2024 (the “Indenture”) between the Issuer and Odyssey Trust Company (the “Trustee”), promises to pay to the registered holder hereof on the earlier of December 10, 2026 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of [●] million dollars ($[●]) in lawful money of the United States of America on presentation and surrender of this Note (the “Note”) at the main branch of the Trustee in Vancouver, British Columbia, in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date, at the rate of 13.0% per annum, in like money, calculated and payable semi-annually in arrears on June 30 and December 31 in each year commencing on June 30, 2024, and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity of this Note) to fall due on the Maturity of this Note and, should the Issuer at any time make default in the payment of any principal or interest, to pay interest on the amount in default at a rate that is equal to the applicable interest rate on the Notes, in like money and on the same dates.

Interest on this Note will be computed on the basis of a 365-day or 366-day year, as applicable, and will be payable in equal semi-annual amounts; provided that for any Interest Period that is shorter than a full semi- annual interest period, interest shall be calculated on the basis of a year of 365 days or 366 days, as applicable, and the actual number of days elapsed in that period.

If the date for payment of any amount of principal, premium or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder hereof will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld), satisfy and discharge all liability for interest on this Note.

This Note is one of the 2026 Notes of the Issuer issued under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which this Note and other Notes of the Issuer are or are to be issued and held and the rights and remedies of the holder of this Note and other Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Note by acceptance hereof assents.

A-2 - 2

2026 Additional Notes are issuable with an original issue discount and at an issue price of not less than $800 per $1,000 of principal amount and only in denominations of $1,000 and integral multiples of $1,000. Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

The indebtedness evidenced by this Note, and by all other 2026 Notes now or hereafter certified and delivered under the Indenture, is a direct senior secured obligation of the Issuer.

The principal hereof may become or be declared due and payable before the Stated Maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

This Note may be redeemed at the option of the Issuer on the terms and conditions set out in the Indenture at the Redemption Price therein. The right is reserved to the Issuer to purchase Notes (including this Note) for cancellation in accordance with the provisions of the Indenture.

Upon the occurrence of a Change of Control, the Holders may require the Issuer to repurchase such Holder’s Notes, in whole or in part, at a purchase price in cash equal to 105% of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase.

The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of Notes outstanding (or certain series of Notes outstanding), which resolutions or instruments may have the effect of amending the terms of this Note or the Indenture.

This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Vancouver, British Columbia and in such other place or places and/or by such other Registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Note for cancellation. Thereupon a new Note or Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Notes has not been and nor will it be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of, a person in the United States unless in compliance with the U.S. Securities Act and applicable state securities laws.

This Note shall not become obligatory for any purpose until it shall have been authenticated by the Trustee under the Indenture.

This Note and the Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

A-2 - 3

Capitalized words or expressions used in this Notes shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF AYR WELLNESS CANADA HOLDINGS INC. has caused this Note to be signed by its authorized representatives as of [                            ], 202      .

AYR WELLNESS CANADA HOLDINGS INC.

Per:

This Note is one of the AYR Wellness Canada Holdings Inc. 13.0% Senior Secured Notes due December 10, 2026 referred to in this Indenture within mentioned.

ODYSSEY TRUST COMPANY

Per:

Per:

A-2 - 4

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

A-2 - 5

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                       , whose address and social insurance number, if applicable are set forth below, this Note (or $                             principal amount hereof) of AYR WELLNESS CANADA HOLDINGS INC. standing in the name(s) of the undersigned in the register maintained by the Issuer with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple of $1,000) to be transferred.

In the case of a Note that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A)	the transfer is being made to the Issuer;

☐	(B)	the transfer is being made outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Appendix B to the Indenture, or

☐	(C)	the transfer is being made in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Issuer and the Trustee an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Issuer to such effect.

In the case of a Note that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a person in the United States (as defined in Regulation S under the U.S. Securities Act), the undersigned hereby represents, warrants and certifies that the transfer of the Note is being completed in compliance with the U.S. Securities Act and any applicable state securities laws.

3.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank of trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

4.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

A-2 - 6

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

A-2 - 7

APPENDIX A-3

FORM OF 2024 Note

CUSIP ●

ISIN CA ●

No.●	US$ ●

AYR WELLNESS INC.

(a corporation formed under the laws of the Business Corporations Act (British Columbia))

12.5% SENIOR SECURED NOTES DUE DECEMBER 10, 2024

AYR WELLNESS INC. (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the amended and restated trust indenture dated as of February 7, 2024 (the “Indenture”) between the Issuer and Odyssey Trust Company (the “Trustee”), promises to pay to the registered holder hereof on December 10, 2024 (the “Stated Maturity”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of [●] million dollars ($[●]) in lawful money of the United States of America on presentation and surrender of this Note (the “Note”) at the main branch of the Trustee in Vancouver, British Columbia, in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date, at the rate of 12.5% per annum, in like money, calculated and payable semi-annually in arrears on June 30 and December 31 in each year commencing on June 30, 2024, and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity of this Note) to fall due on the Maturity of this Note and, should the Issuer at any time make default in the payment of any principal or interest, to pay interest on the amount in default at a rate that is equal to the applicable interest rate on the Notes, in like money and on the same dates.

Interest on this Note will be computed on the basis of a 365-day or 366-day year, as applicable, and will be payable in equal semi-annual amounts; provided that for any Interest Period that is shorter than a full semi-annual interest period, interest shall be calculated on the basis of a year of 365 days or 366 days, as applicable, and the actual number of days elapsed in that period.

If the date for payment of any amount of principal, premium or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder hereof will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld), satisfy and discharge all liability for interest on this Note.

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This Note is one of the 2024 Notes of the Issuer issued under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which this Note and other Notes of the Issuer are or are to be issued and held and the rights and remedies of the holder of this Note and other Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Note by acceptance hereof assents.

The indebtedness evidenced by this Note, and by all other 2024 Notes now or hereafter certified and delivered under the Indenture, is a direct senior secured obligation of the Issuer.

The principal hereof may become or be declared due and payable before the Stated Maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

This Note may be redeemed at the option of the Issuer on the terms and conditions set out in the Indenture at the Redemption Price therein. The right is reserved to the Issuer to purchase Notes (including this Note) for cancellation in accordance with the provisions of the Indenture.

The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of Notes outstanding (or certain series of Notes outstanding), which resolutions or instruments may have the effect of amending the terms of this Note or the Indenture.

This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Vancouver, British Columbia and in such other place or places and/or by such other Registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Note for cancellation. Thereupon a new Note or Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Notes has not been and nor will it be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of, a person in the United States unless in compliance with the U.S. Securities Act and applicable state securities laws.

This Note shall not become obligatory for any purpose until it shall have been authenticated by the Trustee under the Indenture.

This Note and the Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

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Capitalized words or expressions used in this Notes shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF AYR WELLNESS INC. has caused this Note to be signed by its authorized representatives as of [                            ], 202      .

AYR WELLNESS INC.

Per:
Name:
Title:

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(FORM OF TRUSTEE’S CERTIFICATE)

This Note is one of Ayr Wellness Inc. 12.5% Senior Secured Notes due December 10, 2024 referred to in this Indenture within mentioned.

ODYSSEY TRUST COMPANY

Per:
Name:
Title:

Per:
Name:
Title:

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

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FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                                       , whose address and social insurance number, if applicable are set forth below, this Note (or $                             principal amount hereof) of AYR WELLNESS INC. standing in the name(s) of the undersigned in the register maintained by the Issuer with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple of $1,000) to be transferred.

In the case of a Note that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A)	the transfer is being made to the Issuer;

☐	(B)	the transfer is being made outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Appendix B to the Indenture, or

☐	(C)	the transfer is being made in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Issuer and the Trustee an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Issuer to such effect.

In the case of a Note that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a person in the United States (as defined in Regulation S under the U.S. Securities Act), the undersigned hereby represents, warrants and certifies that the transfer of the Note is being completed in compliance with the U.S. Securities Act and any applicable state securities laws.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank of trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

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The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

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APPENDIX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: ODYSSEY TRUST COMPANY as Trustee for the Notes of AYR Wellness Inc. (the “Issuer”)

AND TO: THE ISSUER

The undersigned (A) acknowledges that the sale of                                    (the “Securities”) of the Issuer, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not (a) an “affiliate” (as that term is defined in Rule 405 under the U.S. Securities Act) of the Issuer, except solely by virtue of being an officer or director of the Issuer, (b) a “distributor” or (c) an affiliate of a distributor; (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) none of the seller, any affiliate of the seller or any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such Securities with fungible unrestricted securities; and (6) the sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED this________day of                                             , 20______.

X

Signature of individual (if Seller is an individual)

X

Authorized signatory (if Seller is not an individual)

Name of Seller (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

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APPENDIX C

FORM OF SUBORDINATION AGREEMENT

[FORM OF] SUBORDINATION AGREEMENT

This SUBORDINATION AGREEMENT (as the same may be amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), dated as of [●], 20[●], is entered into by and between (1) [●], [an individual] [a [●]] (together with their respective successors and assigns, collectively, the “Subordinated Creditors” and each, a “Subordinated Creditor”) and (2) Odyssey Trust Company in its capacity as trustee and collateral agent (in such capacities, together with its successors and assigns in such capacity, the “Trustee”) to the holders of the Senior Notes (as defined below) issued pursuant to the Trust Indenture (as defined below) (together with their respective successors and assigns in such capacities, the “Noteholders” and, together with the Trustee, the “Senior Creditors” and each, a “Senior Creditor”), to set forth the respective rights, remedies and interests of the Subordinated Creditors, on the one hand, and the Senior Creditors, on the other hand.

RECITALS

A.            AYR WELLNESS INC., a British Columbia corporation (the “Borrower”) is the indirect parent company of CSAC ACQUISITION INC., a Nevada corporation (the “US Holdco”) and [●]1 (“Opco”).

B.            (i) The Borrower and the Trustee entered into an amended and restated trust indenture, dated as of February 7, 2024 pursuant to which the Senior Notes were issued to the Noteholders (as amended, restated, amended and restated, supplemented or otherwise modified from time to time thereafter, the “Trust Indenture”) by and among, inter alios, the Borrower, Ayr Wellness Canada Holdings Inc. (“Ayr Holdings”), and the Trustee.

C            US Holdco, Opco have entered into that certain Amended and Restated Guaranty Agreement, dated as of February 7, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Senior Guaranty”), by and among US Holdco, Opco and certain Restricted Subsidiaries (as defined below) of the Borrower from time to time party thereto, in favor of the Trustee for the benefit of the Senior Creditors and (2) granted a Lien and security interest in substantially all of their assets in favor of the Trustee for the benefit of the Senior Creditors to secure the obligations under the Trust Indenture and the Senior Notes.

D.            [(i) US Holdco previously issued or will be issuing [promissory notes in the aggregate initial principal amount of $[●]] [dated as of][to be dated on or about] [●] (as amended, restated, amended and restated, supplemented or otherwise modified or extended from time to time, collectively, the “Subordinated Notes”) to the Subordinated Creditors, (ii) [the Borrower guaranteed or will guarantee all obligations under the Subordinated Notes pursuant to a [Guaranty Agreement], [dated as of][to be dated on or about] [●] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Guaranty”) and (iii) Opco granted or will grant a Lien and security interest in substantially all of its assets to secure the obligations under the Subordinated Notes pursuant to a [General Security Agreement] [dated as of][to be dated on or about] [●] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Subordinated Security Agreement”).]2

1 Insert name of applicable management company subsidiary or operating subsidiary.

2 To be updated to reflect actual structure, including any debt that was assumed rather than issued, and the date thereof.

E.            The Senior Indebtedness (as defined below) is secured by the Senior Collateral (as defined below), including substantially all assets of the Borrower and certain of its Restricted Subsidiaries, pursuant to the terms of the Senior Note Documents (as defined below).

F.            The Trust Indenture prohibits, inter alia, the Borrower from entering into the Guaranty and Opco from entering into the Subordinated Security Agreement unless the Subordinated Creditors, the Borrower and Opco enter into a subordination agreement in favor of the Trustee, in which the Subordinated Creditors agree to subordinate their rights to payment in respect of the Subordinated Notes and their Liens in the Collateral (as defined below).

G.            In order to permit, among other things, the Borrower to enter into the Guaranty and Opco to enter into the Subordinated Security Agreement, the Subordinated Creditors have agreed to enter into this Agreement.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, including (without limitation) in consideration for consent by the Trustee to (i) permit the Borrower to enter into the Guaranty and (ii) Opco to enter into the Subordinated Security Agreement, the parties hereto hereby agree as follows:

1.             Interpretation; Defined Terms. The rules of interpretation set forth in Article I of the Trust Indenture shall, to the extent not inconsistent with the terms of this Agreement, apply to this Agreement and are hereby incorporated by reference. Unless the context shall otherwise require, capitalized terms used and not defined herein shall have the meanings assigned thereto in the Trust Indenture. As used in this Agreement, the following terms shall have the following meanings:

(a)            “Borrower” shall have the meaning given to that term in the recitals hereto.

(b)            “Collateral” means, collectively, the Subordinated Collateral and the Senior Collateral.

(c)            “Noteholders” shall have the meaning given to that term in the preamble hereto.

(d)            “Obligors” means, collectively, the Borrower, US Holdco, Opco, each other Guarantor and any other Person that has or may from time to time execute and deliver a Senior Note Document or Subordinated Note Document as a “Borrower”, “Grantor”, “Pledgor” or “Guarantor” (or the equivalent thereof).

(e)            “Paid in Full” and “Payment in Full” means, with respect to the Senior Indebtedness, the payment in full in cash thereof (other than any unasserted contingent obligations) and the termination of the lending commitments with respect thereto.

(f)             “Payment Blockage Notice” means written notice from the Trustee to the Subordinated Creditors that an Event of Default has occurred or may occur under the Trust Indenture.

(g)            “Permitted Junior Payments” means (i) payments of regularly scheduled interest on Subordinated Indebtedness not to exceed [       ]% per annum, (ii) payments of scheduled amortization payments equal to $[             ] per annum to the extent (x) not prohibited by the Trust Indenture and (y) no Payment Blockage Notice has been delivered to the Subordinated Creditors prior to such payments, (iii) current and accrued interest paid in kind by capitalizing such amount to the outstanding principal balance of such Indebtedness at the then applicable interest rate in accordance with the terms of the documents governing the applicable Subordinated Note Document (it being understood that to the extent such capitalized payment is represented by a separate note, such additional note shall be subordinated to the same extent as the Subordinated Note), (iv) conversion of Subordinated Indebtedness to (or payments of such Indebtedness in whole or in part with) Equity Interests of the Borrower or other securities convertible into or exchangeable for Equity Interests or exchange of Subordinated Indebtedness for Equity Interests of the Borrower or other securities convertible into or exchangeable for Equity Interests of the Borrower, in each case, other than Disqualified Stock of the Borrower or in exchange for Equity Interests of the Borrower (other than Disqualified Stock), (v) payments of cash in lieu of the issuance of fractional shares upon the conversion or exchange of Equity Interests described in the preceding clause (iv), (vi) payments of reasonable, documented, and customary fees, costs, commissions and expenses associated with the transactions contemplated and permitted by the preceding clauses (iv) and (v), [and (vii) if such Subordinated Indebtedness would otherwise constitute an “applicable high yield discount obligation” within the meaning of Section 163(i) of the Code, on each interest payment date ending on or after the fifth anniversary of the issue date of such Indebtedness, the Obligors shall be permitted to make such AHYDO Payments in cash as shall be necessary to ensure that such Indebtedness will not be considered an “applicable high yield discount obligation”]3.

(h)            “Reorganization” means any voluntary or involuntary dissolution, winding-up, total or partial liquidation or bankruptcy, insolvency, reorganization, rearrangement, arrangement, receivership or other statutory or common law proceedings or arrangements involving any Obligor or any of its assets or the readjustment of any of its liabilities or any assignment for the benefit of creditors or any marshaling of the assets or liabilities of any of them.

(i)             “Restricted Subsidiaries” shall have the meaning given to that term in the Trust Indenture.

(j)             “Trustee” shall have the meaning given to that term in the preamble hereto.

(k)            “Senior Collateral” means any and all assets and property from time to time subject to security interests or liens to secure payment or performance of the Senior Indebtedness.

(l)             “Senior Creditors” shall have the meaning given to that term in the preamble hereto.

(m)           “Senior Guaranty” shall have the meaning given to that term in the recitals hereto.

(n)            “Senior Indebtedness” means, all obligations and liabilities of whatever kind or nature owing by the Obligors to the Senior Creditors in their capacity as holders of the Senior Notes (including, without limitation, interest accruing at the then applicable rate provided in the Senior Note Documents and, after the maturity of the Senior Notes, interest accruing at the then applicable rate provided in the Senior Note Documents for the period after default or the filing of any petition in, or the commencement of, any Bankruptcy Proceeding relating to any Obligors, whether or not a claim for post- petition interest is allowed in such proceeding), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the Senior Note Documents or this Agreement, in each case, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise (including fees and disbursements of counsel to the Senior Creditors that are required to be paid pursuant to the terms of the Senior Note Documents or this Agreement).

3 To be included for subordinated notes incurred after the closing date where applicable.

(o)            “Senior Note Documents” means the Trust Indenture, the Senior Guaranty, the share pledge agreement relating to the shares of the Restricted Subsidiaries, and the general security agreement over substantially all of the assets of the Borrower and certain of its Restricted Subsidiaries and each of the other agreements, documents and instruments providing for or evidencing any Senior Indebtedness, and any other document or instrument executed or delivered at any time in connection with any Senior Indebtedness, including any intercreditor or joinder agreement among holders of Senior Indebtedness, as each may be amended, restated, supplemented or otherwise modified from time to time to the extent permitted therein.

(p)            “Senior Notes” means those “2026 Notes” as defined in the Trust Indenture and any Additional Notes as defined in the Trust Indenture.

(q)            “Senior Termination Date” means the Business Day following the date on which the Senior Indebtedness is Paid in Full.

(r)            “Subordinated Collateral” means any and all assets and property from time to time subject to security interests or Liens to secure payment or performance of the Subordinated Indebtedness.

(s)            “Subordinated Creditor Collateral Enforcement Action” means any action by any Subordinated Creditor (including, but not limited to, the sending of any notice to do any of the following) to (whether directly or indirectly): (a) exercise or seek to exercise any rights or remedies with respect to all or any of the Subordinated Indebtedness, or with respect to any Collateral granted from time to time which secures the Subordinated Indebtedness or any other assets or properties of any Obligors in respect of the Subordinated Indebtedness, or (b) institute any judicial or non-judicial action or proceeding with respect to such rights or remedies, including without limitation, (i) any action of foreclosure or other similar enforcement right in respect of the Subordinated Indebtedness, (ii) any action to accelerate for any reason the scheduled maturities of any amount owing under the Subordinated Indebtedness or any action demanding, suing for, or collecting or enforcing payment of, the whole or any part of the Subordinated Indebtedness, (iii) exercise any rights of set-off or recoupment in respect of the Subordinated Indebtedness, (iv) exercise any rights or remedies under the Uniform Commercial Code or similar personal property security legislation of any applicable jurisdiction or any applicable Bankruptcy Law in respect of the Subordinated Indebtedness, (v) exercise any put option or to cause any Obligor to honor any redemption or mandatory prepayment obligation under any Subordinated Note Documents, (vi) file or participate in any filing in respect of the Subordinated Indebtedness of any petition under or in respect of any Reorganization with respect to any Obligor or any application for or the appointment of any administrator or receiver in connection with any Reorganization with respect to any Obligor and (vii) in the case of any of the foregoing clauses (i) through (vi), initiating or participating with others (other than the Senior Creditors) in any suit, action or proceeding against any Obligor for any of the foregoing.

(t)             “Subordinated Creditors” shall have the meaning given to that term in the preamble hereto.

(u)            “Subordinated Guaranty” shall have the meaning given to that term in the recitals hereto.

(v)            “Subordinated Indebtedness” means all obligations and liabilities of whatever kind or nature owing by the Obligors to the Subordinated Creditors in their capacity as holders of the Subordinated Notes (including, without limitation, interest accruing at the then applicable rate provided in the Subordinated Note Documents and, after the maturity of the loans evidenced by the Subordinated Notes, interest accruing at the then applicable rate provided in the Subordinated Note Documents for the period after default of the filing of any petition, or the commencement of, any Bankruptcy Proceeding relating to any Obligors, whether or not a claim for post-petition interest is allowed in such proceeding), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the Subordinated Note Documents or this Agreement, in each case, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise (including fees and disbursements of counsel to the Subordinated Creditors that are required to be paid pursuant to the terms of the Subordinated Note Documents or this Agreement). For the avoidance of doubt, the term Subordinated Indebtedness does not include any obligations or liabilities for amounts owed or payments made (x) pursuant to or in connection with securities convertible into or exchangeable for Equity Interests or with or in exchange for any Equity Interests in the Borrower (other than Disqualified Stock) or (y) to the Subordinated Creditors or any person who becomes a Subordinated Creditor from time to time in any capacity other than in such person’s capacity as a holder or lender under the Subordinated Note Documents.

(w)            “Subordinated Note Documents” means the Subordinated Notes, the Subordinated Guaranty, the Subordinated Security Agreement and each of the other agreements, documents and instruments related to the Subordinated Notes or providing for or evidencing the Subordinated Notes, and any other document or instrument executed or delivered at any time to secure the payment or performance of the Subordinated Indebtedness by the Obligors, as each may be amended, restated, supplemented or otherwise modified from time to time to the extent permitted therein and by this Agreement.

(x)            “Subordinated Notes” shall have the meaning given to that term in the recitals hereto.

(y)            “Subordinated Security Agreement” shall have the meaning given to that term in the recitals hereto.

(z)            “Trust Indenture” shall have the meaning given to that term in the recitals hereto.

2.             Subordination.

(a)            Each of the Obligors and each Subordinated Creditor hereby agrees in its capacity as a Subordinated Creditor for itself and for each future holder of Subordinated Indebtedness that, prior to the Senior Termination Date, the obligations of each Obligor under the Subordinated Note Documents and all other Subordinated Indebtedness, are “subordinate and junior in right of payment” (as defined below) to all of the Senior Indebtedness.

(b)            “Subordinate and junior in right of payment” means that prior to the Senior Termination Date, except as expressly provided in Section 3 below, (i) no Subordinated Creditor nor any part of the Subordinated Indebtedness shall have any claim to the assets of any Obligor on parity with or prior to the claim of the Senior Indebtedness regardless of how any claim arises, whether by grant, statute, operation of law, subrogation or otherwise, and any claims of any Subordinated Creditor on account of the Subordinated Indebtedness are hereby expressly junior and subordinate in right of payment to the claims and rights of the Senior Creditors on account of the Senior Indebtedness, and (ii) without the prior written consent of the Trustee, no Subordinated Creditor will take any Subordinated Creditor Collateral Enforcement Action; provided that the Subordinated Creditors may (with prior written notice to the Trustee) accelerate the Subordinated Indebtedness, if any, only to the same extent that the Senior Creditors shall have accelerated the Senior Indebtedness but in any event shall not take any other Subordinated Creditor Collateral Enforcement Action.

(c)            Notwithstanding anything to the contrary contained in any Senior Note Documents or Subordinated Note Document entered into from time to time and irrespective of the order or time of attachment, or the order, time or manner of perfection, or the order or time of filing, recordation or possession of any document or instrument, or other method of perfecting a Lien and security interest in favor of any of the Subordinated Creditors or the Senior Creditors in any Collateral, and notwithstanding any conflicting terms or conditions which may be contained in any Subordinated Note Document, any and all of each Subordinated Creditors’ rights, Liens and security interests in and against Collateral, whether now existing or hereafter granted or arising, shall be subordinate to the rights, Liens and security interests held by the Senior Creditors in any and all Collateral securing or purporting to secure any or all of the Senior Indebtedness.

(d)            Each of the Subordinated Creditors agrees that, upon the release of any security interest or Lien that any of the Senior Creditors have in any Collateral, whether through affirmative actions to release, foreclose or otherwise, any security interest or Lien that such Subordinated Creditor has in such Collateral shall automatically and without any further action be deemed released, any provision of the Subordinated Note Documents to the contrary notwithstanding. In furtherance thereof, each of the Subordinated Creditors hereby authorizes the Trustee to (i) file amendments (in form and substance reasonably satisfactory to the Trustee) to each of its UCC financing statements or similar financing statements under the applicable personal property security legislation of any jurisdiction, and any other publicly filed instruments to expressly acknowledge that the Liens evidenced thereby are junior and subordinate to those securing the Senior Indebtedness and (ii) file or record any termination statement, release or other document necessary to effectuate the release of such security interest or Lien, without the signature or any further authorization or action of any Subordinated Creditor.

3.            No Payments on Subordinated Indebtedness. Notwithstanding the terms of any of the Subordinated Note Documents to the contrary, the Obligors hereby agree that they may not make nor will they allow any other Obligor to make, and each Subordinated Creditor hereby agrees that it will not accept, any payments or deliveries of cash, securities or other property (other than payment in kind interest represented by a separate note that is subordinated to the same extent as other Subordinated Indebtedness) on or in respect of the Subordinated Indebtedness or as a result of rescission or damages in respect of the Subordinated Indebtedness or obligations or deliveries of cash, securities or other property made on or in respect of the purchase, repurchase, redemption or other acquisition of the Subordinated Indebtedness, in each case whether received through a direct payment, setoff, foreclosure, a deed in lieu of foreclosure, judgment Lien, casualty insurance proceeds or in any other manner and whether inside or outside of a Reorganization until the Senior Indebtedness is Paid in Full; provided that until such time that any Reorganization has commenced, on any date of determination, the Obligors may make (and the Subordinated Creditors may accept) Permitted Junior Payments with respect to the Subordinated Indebtedness unless:

(a)            the Subordinated Creditors have received a Payment Blockage Notice from the Trustee prior to such date, or

(b)           the Subordinated Creditors or Obligors do not reasonably believe such payment is permitted by the Senior Note Documents.

For the avoidance of doubt, nothing in this Agreement is intended to restrict the payment of accrued amounts due and owing under the Subordinated Note Documents in kind by capitalizing such amounts not previously paid to the principal of the Subordinated Indebtedness or to restrict the exchange, replacement or refinancing of indebtedness evidenced by the Subordinated Note Documents for securities convertible into or exchangeable for Equity Interests in the US Holdco, Equity Interests (other than Disqualified Stock) in the Borrower.

4.            No Enforcement of Subordinated Indebtedness. Prior to the Senior Termination Date, (a) the Trustee shall have the exclusive right to enforce rights and exercise remedies with respect to the Senior Indebtedness and the Trustee shall not be required to marshal any Collateral and (b) (i) except as expressly permitted in Section 2, no Subordinated Creditor, in its capacity as such, will exercise any remedy available to a secured or unsecured creditor with respect to the Collateral or (ii) institute any action or proceeding with respect to such rights and remedies, including without limitation, demanding, suing for, taking or receiving from or on behalf of any Obligor, by set-off or in any other manner, the whole or any part of any moneys which may now or hereafter be owing by any Obligor with respect to the Subordinated Indebtedness in any manner in violation of this Agreement or any Subordinated Creditor Collateral Enforcement Action.

5.            Prohibition on Contesting Liens and Foreclosure Proceedings. Each Subordinated Creditor, in its capacity as such, agrees that it will not (and hereby waives any right to), directly or indirectly: (a) contest, in any proceeding (including any Reorganization), the perfection, priority, attachment, validity or enforceability of a Lien or security interest held by or on behalf of the Trustee or any of the other Senior Creditors or the provisions of this Agreement or any Senior Note Document or any Senior Indebtedness, (b) contest, protest or object to any foreclosure proceeding or action brought by the Trustee or any other Senior Creditor of any rights and remedies relating to the Collateral under the Senior Note Documents or otherwise, (c) object to the forbearance by the Trustee or any other Senior Creditor from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral, (d) seek to substantively consolidate any Obligor or the bankruptcy estate of an Obligor with any other Person or the bankruptcy estate of any other Person, (e) seek to pierce the corporate veil of any Obligor, (f) take or cause to be taken any action the purpose or effect of which is to make any Lien in respect of any Subordinated Indebtedness pari passu with or senior to the Liens under the Senior Note Documents, (g) permit any of the Subordinated Note Documents to be amended, modified or otherwise supplemented in a manner inconsistent with the Senior Note Documents or this Agreement or in a manner adverse to the Senior Creditors or (h) support, encourage or assist any other Person in doing any of the foregoing.

6.            Application of Proceeds. Prior to the Senior Termination Date, the Subordinated Creditors agree that any Collateral or proceeds thereof received by any of them in connection with the sale or other disposition of, or collection or realization on, such Collateral (whether or not in any Reorganization or upon the exercise of any rights or remedies relating to the Collateral) and all payments or distributions of any kind received by any of them in connection with the same, shall promptly be paid by them to the Trustee to be applied to the Senior Indebtedness in such order as specified in the Senior Note Documents.

7.            Insurance; Condemnation. Prior to the Senior Indebtedness Termination Date, subject to the terms of, and the rights of the Obligors under, the Senior Note Documents, the Trustee shall have the sole and exclusive right to deal with and settle any claims under any insurance policy covering the Collateral (or any part thereof) in the event of any loss covered thereby, and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral, in accordance with the terms of the Trust Indenture. In furtherance of the foregoing, subject to the terms of the Trust Indenture, the Trustee shall be authorized to instruct any issuer of insurance for any Obligor to pay any checks only to the Trustee and if for any reason, any Subordinated Creditor is named on any such check, such Subordinated Creditor shall promptly sign such check and all documents necessary to enable the Trustee to deposit such check and receive the funds payable under such check, failing which, the Trustee is hereby irrevocably authorized by such Subordinated Creditor to execute such check and documents on behalf of any such Subordinated Creditor without further authorization or action of such Subordinated Creditor. Each of the Subordinated Creditors hereby appoints, which appointment is irrevocable and coupled with an interest, the Trustee, as such Subordinated Creditor’s true and lawful attorney-in-fact, with full power of substitution, in the name of such Subordinated Creditor, for the sole use and benefit of the Trustee, to take the actions described in the preceding sentence. Unless and until the Senior Indebtedness is Paid in Full, and subject to the rights of the Obligors under the Senior Note Documents, all proceeds of any such policy and any such award (or any payments with respect to a deed in lieu of condemnation) in respect of the Collateral (or any part thereof) and to the extent required by the Senior Note Documents shall be paid to the Trustee for the benefit of the Senior Creditors pursuant to the terms of the Senior Note Documents. Prior to the Senior Termination Date, if any of the Subordinated Creditors shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in contravention of this Agreement, it shall promptly segregate and hold such proceeds in trust and forthwith pay such proceeds over to the Trustee in accordance with the terms of Section 9.

8.            Authorization of the Trustee. Each Subordinated Creditor authorizes and empowers the Trustee (on behalf of the Senior Creditors and the Subordinated Creditors) to demand, enforce payment by legal proceedings, receive and give acquittances for the Subordinated Indebtedness; provided that neither Trustee nor any other Senior Creditor has any obligation to the Subordinated Creditors to take any steps with regard to these claims or demands or the Subordinated Indebtedness.

9.            Turnover. If, prior to the Senior Termination Date, any payment or distribution is received by a Subordinated Creditor upon or with respect to the Subordinated Indebtedness at a time not permitted hereunder, such Subordinated Creditor shall promptly deliver the same to the Trustee in the form received (except for endorsement or assignment by such Subordinated Creditor where required by the Trustee), for application to the Senior Indebtedness. The Trustee is irrevocably authorized to supply any endorsement or assignment which may have been omitted to the extent that the same would have been required by any Subordinated Creditor hereunder. Until so delivered, the same shall be held in trust by such Subordinated Creditor as the property of the Trustee and the Senior Creditors and shall not be commingled with other funds or property of such Subordinated Creditor.

10.            Assignment or Transfer of Subordinated Indebtedness. Each Subordinated Creditor covenants and agrees with the Trustee and the Senior Creditors that, prior to the Senior Termination Date and so long as this Agreement is in effect, it shall not make or permit any assignment, transfer, pledge, encumbrance, or disposition, for collateral purposes or otherwise, of all or any part of the Subordinated Indebtedness to any Person unless such Person has executed a counterpart signature to this agreement or otherwise has entered into a joinder agreement hereto in form and substance satisfactory to the Trustee pursuant to which such Person agrees to the subordination and other terms provided for herein as a Subordinated Creditor. Any purported breach of the foregoing by any Subordinated Creditor shall be null and void.

11.            Continuing Agreement. The terms of this Agreement, the subordination effected hereby, and the rights and the obligations of each Subordinated Creditor, the Obligors, the Trustee and the Senior Creditors shall not be affected, modified or impaired in any manner or to any extent by (i) the perfection or non-perfection, priority, attachment, validity or enforceability (or lack thereof) of a Lien or security interest held by or on behalf of any Senior Creditor or any Subordinated Creditor (or the terms of any Senior Note Document or any Senior Indebtedness, or any Subordinated Note Document or any Subordinated Indebtedness), or (ii) any exercise or non-exercise by any party of any right, power or remedy under or in respect of the Senior Indebtedness, any Senior Note Document, the Subordinated Indebtedness or any Subordinated Note Document. Each Subordinated Creditor hereby acknowledges that the provisions of this Agreement are intended to be enforceable at all times prior to the Senior Termination Date, whether before or after the commencement of, in connection with, or premised on the occurrence of, any Reorganization.

12.            Non-Reliance by the Subordinated Creditors. Each Subordinated Creditor hereby delivers this Agreement based solely on its independent investigation of (or decision not to investigate) the financial condition of the Obligors, and is not relying on any information furnished to it by any Obligor, the Trustee or any Senior Creditor. Each Subordinated Creditor assumes full responsibility for obtaining any further information concerning the Obligors’ financial condition, the status of the Senior Indebtedness or any other matter which such Subordinated Creditor may deem necessary or appropriate now or later. Each Subordinated Creditor waives any duty on the part of the Trustee or any Senior Creditor, and agrees that it is not relying upon nor expecting the Trustee or any Senior Creditor to disclose to it any fact now or later known by the Trustee or any Senior Creditor, whether relating to the operations or condition of any Obligor, the existence, liabilities or financial condition of any guarantor of the Senior Indebtedness or Subordinated Indebtedness, the occurrence of any default with respect to the Senior Indebtedness, or otherwise, notwithstanding any effect such fact may have upon such Subordinated Creditor’s risk or such Subordinated Creditor’s rights against any Obligor. Each Subordinated Creditor knowingly accepts the full range of risk encompassed in this Agreement, which risk includes, without limitation, the possibility that the Obligors may incur Senior Indebtedness to the Senior Creditors after the financial condition of the Obligors or their ability to pay their debts as they mature, has deteriorated. Each Subordinated Creditor acknowledges and agrees that the Trustee’s and the Senior Creditors’ rights under this Agreement are not conditioned upon pursuit by the Trustee or the Senior Creditors of any remedy the Trustee or the Senior Creditors may have against the Obligors or any other Person.

13.            Modification of Senior Indebtedness. The Trustee and the Senior Creditors shall have the right, without notice to or consent of any Subordinated Creditor and without impairing the terms of subordination set forth herein, to amend, compromise, accelerate, forbear, restate, supplement, extend, increase or modify the Senior Indebtedness, in any manner whatsoever without affecting in any manner the unconditional obligations of the Subordinated Creditors under this Agreement. Without limiting the generality of the foregoing, the Trustee and the Senior Creditors may from time to time, in their sole discretion and without notice to any Subordinated Creditor, take any or all of the following actions:

(a)            retain or obtain a Lien in any additional assets of the Obligors, any of the Obligors’ subsidiaries or any third party to secure any of the Senior Indebtedness;

(b)            retain or obtain the primary or secondary obligation of any Obligor or Obligors or any other Person with respect to any of the Senior Indebtedness;

(c)           extend or renew for one or more periods (whether or not longer than the original period), alter or exchange any of the Senior Indebtedness;

(d)            waive, ignore or forbear from taking action or otherwise exercising any of its rights or remedies with respect to any default by any of the Obligors or any of their subsidiaries under any documents evidencing the Senior Indebtedness;

(e)            release, waive or compromise any obligation of any of the Obligors or any of their subsidiaries or any obligation of any nature of any other Obligor or other Person primarily or secondarily obligated with respect to any of the Senior Indebtedness;

(f)             terminate or release any Lien in, or surrender, release or permit any substitution or exchange for, all or any part of any Collateral now or hereafter securing any of the Senior Indebtedness, or extend or renew for one or more periods (whether or not longer than the original period) or release, waive, compromise, alter or exchange any obligations of any nature of any Obligor or other Person with respect to any such property; and

(g)            increase the principal amounts of the Senior Indebtedness or the interest rate related thereto; and

(h)            demand payment or performance of any of the Senior Indebtedness from the Obligors or any of their subsidiaries when permitted to do so at any time or from time to time, whether or not the Senior Creditors shall have exercised any of its or their rights or remedies with respect to any property securing any of the Senior Indebtedness or proceeded against any other Person primarily or secondarily liable for payment or performance of any of the Senior Indebtedness.

14.           Modifications of the Subordinated Indebtedness.

(a)            Each Subordinated Creditor agrees that, prior to the Senior Termination Date, no Subordinated Note Document or any other instrument or agreement evidencing all or any part of the Subordinated Indebtedness will be supplemented, modified, amended, restated or extended in a manner adverse to the Senior Creditors or inconsistent with the Senior Note Documents or this Agreement or in any manner that derogates from the full extent of the obligations of such Subordinated Creditor hereunder without the Trustee giving, in its sole and absolute discretion, prior written consent thereto.

(b)            Each Subordinated Creditor represents and warrants that, as of the date hereof, such Subordinated Creditor or an Obligor, as applicable, has delivered to the Trustee copies of all Subordinated Note Documents currently in effect evidencing all or any part of the Subordinated Indebtedness held by such Subordinated Creditor. Each Obligor represents and warrants that, as of the date hereof, the Obligors or Subordinated Creditors, as applicable, have delivered to the Trustee copies of all Subordinated Note Documents currently in effect evidencing all or any part of the Subordinated Indebtedness held by the Subordinated Creditors.

15.            Reinstatement of Agreement. Notwithstanding any prior revocation, termination, surrender or discharge of this Agreement in whole or in part, the effectiveness of this Agreement shall automatically continue or be reinstated in the event that any payment received or credit given by the Trustee or any Senior Creditor in respect of the Senior Indebtedness is returned, disgorged, or rescinded under any applicable state, provincial, territorial or federal law, including, without limitation, Bankruptcy Laws, in which case this Agreement shall be enforceable against the Subordinated Creditors as if the returned, disgorged, or rescinded payment or credit had not been received or given by the Trustee or any Senior Creditor, and whether or not the Trustee or any Senior Creditor relied upon this payment or credit or changed its position as a consequence of it. In the event of continuation or reinstatement of this Agreement, each Subordinated Creditor agrees upon demand by the Trustee to execute and deliver to such Trustee those documents which such Trustee reasonably determines are appropriate to further evidence (in the public records or otherwise) this continuation or reinstatement, although the failure of a Subordinated Creditor to do so shall not affect in any way such reinstatement or continuation.

16.           Reorganization.

(a)            In any Reorganization, unless otherwise agreed by the parties or otherwise permitted by this Agreement, all of the Senior Indebtedness shall be Paid in Full before any Subordinated Creditor, in its capacity as a lender or holder of the Subordinated Indebtedness, shall take or receive from any Obligor, or any Obligor shall make, give or permit, directly or indirectly, by set-off, redemption, purchase or in any other manner, (i) any cash payment, payment or any other type or form of distribution (including, but not limited to, any notes, debt or equity securities), or (ii) any security for the whole or any part of the Subordinated Indebtedness, including, without limitation, any letter of credit or similar credit support to support payment of the Subordinated Indebtedness ((i) and (ii) collective, “Reorganization Consideration”). In any Reorganization, until all of the Senior Indebtedness shall be Paid in Full, any such Reorganization Consideration received by any Subordinated Creditor which may be payable or deliverable in respect of the Subordinated Indebtedness shall promptly be paid or delivered directly to the Trustee for the benefit of the Senior Creditors for application in payment of the Senior Indebtedness until the occurrence of the Senior Termination Date. In the event that, notwithstanding the foregoing, any payment or distribution on or in respect of Subordinated Indebtedness shall be received by a holder of Subordinated Indebtedness before the date on which all Senior Indebtedness shall have been Paid in Full, such payment or distribution shall be immediately paid over to the Trustee for application to the payment and satisfaction of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been Paid in Full.

(b)            In any Reorganization, if any Subordinated Creditor fails to file any claims it may have against the Obligors in respect of the Subordinated Indebtedness within five business days prior to the bar date to file such claims, the Trustee may file such claims. Each of the Subordinated Creditors hereby appoints, which appointment is irrevocable and coupled with an interest, the Trustee, as such Subordinated Creditor’s true and lawful attorney-in-fact, with full power of substitution, in the name of such Subordinated Creditor, for the sole use and benefit of the Trustee, to take the actions described in the preceding sentence.

(c)            Without limiting the other provisions of this Agreement (including Section 5), each Subordinated Creditor agrees, in its capacity as such, in connection with any such Reorganization, it will: (i) vote as instructed by the Trustee (including, without limitation, in connection with any vote to accept or reject any plan of partial or complete liquidation, reorganization, arrangement, composition or extension); (ii) not (1) support the confirmation of any plan the confirmation of which is opposed by the Trustee or (2) oppose the confirmation of any plan the confirmation of which is supported by the Trustee; (iii)            not obtain or seek to obtain a Lien on any property of the Obligors; (iv) not agree or attempt to extend credit to any Obligor, the estate of any Obligor or any representative the estate of any Obligor in connection with any Reorganization without the Trustee’s prior written consent; (v) not oppose any motion by the Trustee for relief from the automatic stay or for adequate protection or similar relief or protection; (vi) not oppose any request by the representative of the estate of any Obligor to use Collateral or cash collateral if the Trustee has consented to such use; (vii) take such actions consistent with the terms of this Agreement as may be reasonably requested by the Trustee to effectuate the subordination and agreements provided herein; (viii) not oppose any sale made pursuant to Section 363 of the United States Bankruptcy Code or otherwise that is supported or not opposed by the Trustee; (ix) not (1) oppose any financing provided by the Senior Creditors or any other Person under Section 364 of the Bankruptcy Code or otherwise that is supported or not opposed by the Trustee or (2) propose any financing provided by the Subordinated Creditors that will prime or be pari passu to the Senior Creditors; and (x) not oppose any request by the Trustee on behalf of any Senior Creditors to receive post-petition interest on the Senior Indebtedness. In furtherance thereof, each Subordinated Creditor agrees not to oppose any post-petition motion filed or supported by the Trustee for (w) adequate protection in respect of the Senior Indebtedness, (x) relief from the automatic stay in connection with the implementation of any such motion for adequate protection (including any substitution of collateral), (y) the authorization to use Collateral (including cash collateral) by one or more of the Obligors or one or more estates of the Obligors, or (z) post-petition borrowing from some or all of the Senior Creditors.

(d)            Each Subordinated Creditor hereby agrees and acknowledges that the Senior Creditors and the Trustee have been granted a senior Lien on the Collateral.

17.            Waivers of the Subordinated Creditors. Each Subordinated Creditor waives any right to require the Trustee or any Senior Creditor to: (a) proceed against any Person or property; (b) give notice of the terms, time and place of any public or private sale of Collateral; (c) marshal any Collateral or any other property the Trustee or any Senior Creditor may at any time have as security for the Senior Indebtedness and waives all right to require the Trustee or any Senior Creditor to first proceed against any guarantor or other Person before proceeding against such Collateral or property or (d) pursue any other remedy in the Trustee’s or the Senior Creditors’ power. Each Subordinated Creditor waives notice of acceptance of this Agreement and presentment, demand, protest, notice of protest, dishonor, notice of dishonor, notice of default, notice of intent to accelerate or demand payment of any Senior Indebtedness, any and all other notices to which it might otherwise be entitled, and diligence in collecting any Senior Indebtedness. Each Subordinated Creditor waives any defense against the enforceability of this Agreement based upon or arising by reason of the application by an Obligor of the proceeds of any indebtedness for purposes other than the purposes represented by such Obligor to the Trustee or the Senior Creditors or intended or understood by the Trustee, the Senior Creditors or a Subordinated Creditor.

18.            Acknowledgment of Senior Creditors’ Rights to Sell, Assign etc. Senior Indebtedness. Each Subordinated Creditor acknowledges that the Senior Creditors have the right to sell, assign, transfer, negotiate or grant participations or any interest in, any or all of the Senior Indebtedness and any related obligations, including its rights under this Agreement, but in each case, subject to any restrictions set forth in the applicable Trust Indenture. In connection with the above, but without limiting their ability to make other disclosures to the full extent allowable, the Trustee and the Senior Creditors may, subject to any restrictions set forth in the applicable Trust Indenture, disclose all documents and information which such Trustee or any Senior Creditor now or later has or acquires relating to the Subordinated Creditors and this Agreement, however obtained. Each Subordinated Creditor further agrees that the Trustee and any Senior Creditor may disclose such documents and information to the Obligors. Each Subordinated Creditor further agrees that the Trustee and any Senior Creditor may, subject to any restrictions set forth in the applicable Trust Indenture, provide information relating to this Agreement or relating to such Subordinated Creditor to such Person’s parent, affiliates, subsidiaries and service providers.

19.            Subrogation. After the Senior Termination Date, and until the Subordinated Indebtedness is paid in full in cash, the Subordinated Creditors shall be subrogated (equally and ratably with all of the other Indebtedness pari passu with the Subordinated Note Documents) to the rights of the Senior Creditors to receive payments and distributions applicable to the Senior Indebtedness to the extent that payments and distributions otherwise payable to the Subordinated Creditors have been applied to the payment of Senior Indebtedness in accordance with the provisions of this Agreement. For purposes of such subrogation, no payments or distributions to the Senior Creditors of any cash, property or securities to which a Subordinated Creditor would be entitled except for the provisions of this Agreement, and no payments pursuant to the provisions of this Agreement to the Senior Creditors by a Subordinated Creditor, shall, as among the Obligors, their creditors (other than the Senior Creditors) and such Subordinated Creditor be deemed to be a payment or distribution by such Obligor to or on account of the Senior Indebtedness; it being understood that the provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the Subordinated Creditors, on the one hand, and the Trustee and the Senior Creditors, on the other hand. The Trustee and the Senior Creditors shall have no obligation or duty to protect the Subordinated Creditors’ rights of subrogation arising pursuant to this Agreement or under any applicable law, nor shall the Trustee or any Senior Creditor be liable for any loss to, or impairment of, any subrogation rights held by any Subordinated Creditor.

20.            Waivers; Modification. No waiver or modification of any of its rights under this Agreement shall be effective unless the waiver or modification shall be in writing and signed by an authorized officer on behalf of the Trustee. Each waiver or modification shall be a waiver or modification only with respect to the specific matter to which the waiver or modification relates and shall in no way impair the rights of the Trustee or any Senior Creditor or the obligations of the Subordinated Creditors to the Trustee or any Senior Creditor in any other respect. Any amendment hereto must be in writing and executed by the Trustee and the Subordinated Creditors.

21.            Successors and Assigns. This Agreement shall be binding upon and enure to the benefit of the Subordinated Creditors, the Trustee and the Senior Creditors and their respective permitted successors and assigns. The term “Obligor”, as used in this Agreement, includes any person, corporation, partnership or other entity which succeeds to the interests or business of any Obligor named above, and the terms “Senior Indebtedness” and “Subordinated Indebtedness” include indebtedness of any successor Obligor to any Senior Creditors or Subordinated Creditor, as the case may be.

22.           [Reserved].

23.            Notices. Unless otherwise specifically provided herein, any notice or other communication required or permitted to be given shall be in writing addressed to the respective party as set forth below opposite their signature to this Agreement (or such other address, e-mail address or facsimile as may be communicated by such party to the other party in accordance with this Section 23) and shall be given only by, and shall be deemed to have been received: (a) when sent by registered or certified mail through the United States Postal Service, return receipt requested, two business days after deposit with the United States Postal Service; (b) upon delivery by a nationally recognized overnight courier, one business day after deposit with such courier; or (c) facsimile or e-mail, in each case upon the sending of such notice during normal business hours of the intended recipient.

24.            Counterparts. This Agreement may be executed in any number of identical counterparts, any set of which signed by all the parties hereto shall be deemed to constitute a complete, executed original for all purposes. Transmission by facsimile or electronic mail of a “pdf” of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

25.            GOVERNING LAW. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York.

26.            Submission to Jurisdiction. Each of the parties to this Agreement (which shall include each of the Trustee, the Senior Creditors and the Subordinated Creditors) irrevocably submits to the non- exclusive jurisdiction of the courts of the State of New York and agrees that any legal action, suit or proceeding arising out of or relating to this Agreement may be brought against such party in any such courts. Final judgment against any party in any such action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the judgment, or in any other manner provided by law. Nothing in this Section 26 shall affect the right of any party to commence legal proceedings or otherwise sue any other party in any other appropriate jurisdiction, or concurrently in more than one jurisdiction, or to serve process, pleadings and other papers upon any other party in any manner authorized by the laws of any such jurisdiction. Each of the parties to this Agreement agrees that process served either personally or by registered mail shall, to the extent permitted by law, constitutes adequate service of process in any such suit. Each of the parties to this Agreement irrevocably waives to the fullest extent permitted by applicable law (a) any objection which it may have now or in the future to the laying of the venue of any such action, suit or proceeding in any court referred to in the first sentence above; (b) any claim that any such action, suit or proceeding has been brought in an inconvenient forum; (c) its right of removal of any matter commenced by any other party in the courts of the State of New York; (d) any immunity which it or its assets may have in respect of its obligations under this Agreement from any suit, execution, attachment (whether provisional or final, in aid of execution, before judgment or otherwise) or other legal process; and (e) any right it may have to require the moving party in any suit, action or proceeding brought in any of the courts referred to above arising out of or in connection with this Agreement to post security for the costs of any party or to post a bond or to take similar action.

27.            WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

28.            Integrated Agreement. This Agreement constitutes and contains the entire agreement of the Subordinated Creditors, the Trustee and the Senior Creditors with respect to the within matters and supersedes any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

29.           Third Party Beneficiaries. This Agreement is solely for the benefit of the Trustee, the Senior Creditors and the Subordinated Creditors and their respective permitted successors and assigns, and no other persons or entities are intended to be third party beneficiaries hereunder or to have any right, benefit, priority or interest under, or because of the existence of, or to have any right to enforce, this Agreement.

[The Signature Page Follows]

IN WITNESS WHEREOF, the Trustee and the Subordinated Creditors have caused this Agreement to be executed as of the date first written above.

ODYSSEY TRUST COMPANY, as Trustee	TRUSTEE’S ADDRESS:

By:	Odyssey Trust Company Attention of:
Name:	E-mail:
Title:	Facsimile No.:

[ ], as Subordinated Creditor	SUBORDINATED CREDITOR’S ADDRESS:

By:	[●]
Name:	Attention of:
Title:	E-mail:
Facsimile No.:

[ ], as Subordinated Creditor	SUBORDINATED CREDITOR’S ADDRESS:

By:	[●]
Name:	Attention of:
Title:	E-mail:
Facsimile No.:

OBLIGORS’ ACKNOWLEDGEMENT

Each of the Borrower, [Ayr Holdings]4, US Holdco and Opco (each an “Obligor” and, collectively, the “Obligors”) accepts notice of the subordination created by this Agreement and agrees that it will take no action inconsistent with this Agreement and that no payment or distribution shall be made by such Obligor on or with respect to the Subordinated Indebtedness not permitted by this Agreement.

AYR WELLNESS INC.

By:
Name:
Title:

AYR WELLNESS CANADA HOLDINGS INC.

By:
Name:
Title:

CSAC ACQUISITION INC.

By:
Name:
Title:

[●]

By:
Name:
Title:

4 To be included for agreements entered into prior to the occurrence of the Parent-Issuer Merger.

APPENDIX D

FORM OF GUARANTEE

[See Attached]

AMENDED AND RESTATED GUARANTEE

THIS AMENDED AND RESTATED GUARANTEE dated as of February 7, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, this “Guarantee”), is executed by each of the Restricted Subsidiaries signatory hereto (together with each Person executing a Guarantee Supplement as an Additional Guarantor in accordance with this Guarantee each, individually, a “Guarantor”, and, collectively, the “Guarantors”) in favor of Odyssey Trust Company, as trustee (the “Trustee”), as Trustee under the Indenture (as defined below) and amends and restates in its entirety the Guarantee dated as of December 10, 2020 (as supplemented prior to the date hereof, the “Original Guarantee”) by the Guarantors party thereto in favor of the Trustee.

RECITALS

WHEREAS, Ayr Wellness Inc., a corporation continued under the Business Corporations Act (British Columbia) (f/k/a AYR Strategies Inc., “AYR”), AYR Wellness Canada Holdings Inc., as Issuer and the Trustee are party to that certain Amended and Restated Trust Indenture dated as of the date hereof (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”), which amends and restates that certain Trust Indenture dated as of December 10, 2020 (as amended by the first supplemental indenture dated as of February 12, 2021, as further amended by the second supplemental indenture dated as of November 10, 2021, and as further amended by the third supplemental indenture dated as of November 13, 2023 the “Original Indenture”). Capitalized terms used but not otherwise defined herein shall have the meaning given to such terms under the Indenture;

WHEREAS, AYR originally issued US$110,000,000 aggregate principal amount of 2024 Notes on December 10, 2020 and subsequently issued an additional US$143,000,000 aggregate principal amount of 2024 Notes as Additional Notes on November 10, 2021;

WHEREAS, Ayr Wellness Canada Holdings Inc. a corporation subsisting under the laws of Canada and a wholly-owned subsidiary of the AYR (the “Substituted Issuer”), as of the date hereof and subject to the terms of the Indenture, has duly authorized the issuance of up to (i) US$243,250,000 aggregate principal amount of 13.0% Senior Secured Notes due December 10, 2026 (the “2026 Exchanged Notes”), which shall be issued in exchange for, on a dollar-for-dollar basis, the 2024 Notes; and (ii) US$50,000,000 in aggregate principal amount of Additional 2026 Notes (the “2026 Additional Notes”, and together with the 2026 Exchanged Notes, the “2026 Notes”), which, in each case, will be issued to certain noteholders (each a “Noteholder” and, collectively, the “Noteholders”);

WHEREAS, except for AYR, each Guarantor is a direct or indirect Subsidiary of AYR;

WHEREAS, each Guarantor acknowledges that it derived substantial direct and indirect benefit from the issuance of the 2024 Notes, and/or that it will derive substantial direct and indirect benefit from the issuance of the 2026 Notes pursuant to the Indenture, and is willing to guarantee the Liabilities (as defined below) as hereinafter set forth; and

WHEREAS, as an inducement to the Trustee and the Noteholders to enter into the Indenture and subscribe and acquire the Notes as provided for in the Indenture, each Guarantor has agreed to guarantee the obligations of AYR and/or the Substituted Issuer, as applicable, under the Indenture and the other Security Documents, all on the terms and conditions set forth in this Guarantee.

WHEREAS, references to Issuer in this Guarantee and the Supplemental Guarantee attached hereto shall refer to (i) in respect of the 2026 Notes, before the Parent-Issuer Merger (x) AYR Wellness Holdings, and (y) after the Parent-Issuer Merger, AYR and any successor to or of AYR, as permitted by the terms of the Indenture; and (ii) in respect of any other series of Notes (including the 2024 Notes), AYR.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Guarantor hereby agrees with the Trustee for the benefit of the Noteholders as follows:

1.            Guarantee. Each Guarantor, jointly and severally, unconditionally and irrevocably, as primary obligor and not merely as surety, guarantees the full and prompt performance and payment when due, whether by acceleration or otherwise, and at all times thereafter, of: (a) all obligations (monetary or otherwise) of the Issuer to each of the Trustee and each of the Noteholders (as defined below) under or in connection with the Indenture, the 2024 Notes, the 2026 Notes, the Security Documents and any other document or instrument executed in connection therewith and (b) all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and charges) paid or incurred by the Trustee or any Noteholder in enforcing this Guarantee, any Security Document, or any other document or instrument executed in connection therewith against such Guarantor (all such obligations being herein collectively called the “Liabilities”); provided that the liability of such Guarantor hereunder shall be limited to the maximum amount of the Liabilities that such Guarantor may guarantee without violating any fraudulent conveyance or fraudulent transfer law or any other applicable laws.

2.             Payment.

(a)            Each Guarantor agrees that if any Event of Default occurs under Article 7 of the Indenture, at a time when the Liabilities are not otherwise due and payable (whether due to a judicial stay of acceleration or otherwise), then such Guarantor will pay following demand to the Trustee for the account of the Noteholders forthwith the full amount that would be payable hereunder by such Guarantor if all Liabilities were then due and payable, subject to applicable law.

(b)            Section 3.11 of the Indenture shall apply to all payments made by each Guarantor under this Guarantee, and all such payments shall be payable in the currency of the underlying Liability (the “Relevant Currency”). The obligation of each Guarantor under this Guarantee shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the Relevant Currency that Trustee may purchase at the rate of exchange with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which Trustee receives such payment. If the amount of the Relevant Currency which may be so purchased is less than the sum originally due to Trustee in the Relevant Currency, each Guarantor agrees, as a separate obligation and notwithstanding any such payment or judgment, to indemnify Trustee against such loss to the fullest extent permitted by applicable law.

(c)            Each Guarantor further agrees that if at any time all or any part of any payment theretofore applied by the Trustee or any Noteholder to any of the Liabilities is or must be rescinded or returned by the Trustee or such Noteholder for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Issuer or any Guarantor), such Liabilities shall, for purposes of this Guarantee, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Trustee or such Noteholder, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Liabilities, all as though such application by the Trustee or such Noteholder had not been made, subject to applicable law.

3.             Continuing Obligation. To the fullest extent permitted by applicable law, this Guarantee shall in all respects be a continuing, irrevocable, absolute and unconditional guarantee of payment and performance and not merely a guarantee of collectability and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:

(a)            any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Liabilities, security, person or otherwise, including any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Liabilities, covenants or undertakings of the Issuer under any of the Indenture, any Note, any Security Document or any other document or instrument executed in connection therewith or any modification or amendment of or supplement to any of the foregoing;

(b)            any loss of or in respect of any security held by or on behalf of the Trustee or any Noteholder, whether occasioned by the fault of the Trustee or any Noteholder or otherwise, including any release, non-perfection, irregularity, defect, unenforceability or invalidity of any such security;

(c)            any change in the existence, structure, constitution, name, control or ownership of the Issuer or any other person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Issuer or any other person or their respective assets;

(d)            the existence of any set-off, deduction, abatement, recoupment, appropriation, application, reduction, counterclaim, claim or other right which the Guarantor or the Issuer may have at any time against the Trustee or any other person, whether in connection with any agreement, instrument or other document in connection with the Liabilities or any unrelated transaction;

(e)            any release, substitution or addition of any Guarantor or any other guarantor of anyo f the Liabilities;

(f)             any provision of applicable law purporting to prohibit or limit the payment by the Issuer of any Liabilities, and any defense arising by reason of any failure of the Trustee or any of the Noteholders or any other person on their behalf to make any presentment, demand, or protest or to give any other notice, including notice of all of the following: (i) notice of the acceptance of this Guarantee by the Trustee or any Noteholder, (ii) notice of the existence or creation or non-payment of all or any of the Liabilities including any new Liabilities, (iii) presentment, demand, notice of dishonor, protest, and all other notices whatsoever, and (iv) all diligence in collection or protection of or realization upon any Liabilities or any security for or guarantee of any Liabilities;

(g)            any defense arising by reason of any failure of the Trustee or any other person on behalf of the Trustee or any of the Noteholders to proceed against the Issuer or any other person, or to obtain, register, perfect, apply or exhaust any security held from the Issuer or any other person for the Liabilities or any other obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other person, or to pursue any other remedy available to the Trustee or any of the Noteholders;

(h)            any defense arising by reason of the invalidity, illegality or lack of enforceability of the Liabilities or any part thereof or of any security or guarantee in support thereof, in each case by reason of any incapacity, lack of authority, or similar defense of the Issuer or any other person, or by reason of any limitation, postponement or prohibition on the right of the Trustee to payment from any other cause whatsoever other than irrevocable payment or performance, as applicable, in full of the Liabilities;

(i)             any defense arising by reason of the failure of the Trustee, or any other person onb ehalf of the Trustee, to marshal assets;

(j)             to the extent permitted under applicable law, any defense based upon any failure of the Trustee or any other Secured Party or any other person on behalf of the Trustee or any other Secured Party to give to the Issuer or the Guarantor notice of any sale or other disposition of any property securing any or all of the Liabilities or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;

(k)            any defense based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, composition, winding-up, liquidation or dissolution proceeding commenced by or against the Issuer or any other person, including any discharge or bar against collection of any of the Liabilities; or

(l)             any other law, event or circumstance or any other act or failure to act or delay of any kind by the Issuer, or any other person, which might, but for the provisions of this Section, constitute a legal or equitable defense to or discharge, limitation or reduction of the Guarantor's obligations under this Guarantee.

4.             Dealing With Issuer and Others. Without limiting any of the foregoing, the Trustee or any Noteholder may, from time to time, at its sole discretion and without further notice to any Guarantor, deal in any way with the Issuer or take or fail to take any or all of the following actions without affecting in any way any of the obligations of any Guarantor hereunder, subject, in each case, to applicable law: (a) retain or obtain a security interest in any property to secure any of the Liabilities or any obligation hereunder, (b) retain or obtain the primary or secondary obligation of any obligor or obligors, in addition to each Guarantor, with respect to any of the Liabilities, (c) extend or renew any of the Liabilities for one or more periods (whether or not longer than the original period), alter or exchange any of the Liabilities, or release or compromise any obligation of any of any Guarantor hereunder or any obligation of any nature of any other obligor with respect to any of the Liabilities, (d) release or fail to perfect or preserve any security interest in, or surrender, release or permit any substitution or exchange for, any part of any property securing any of the Liabilities or any obligation hereunder, or extend or renew for one or more periods (whether or not longer than the original period) or release, compromise, alter or exchange any obligations of any nature of any obligor with respect to any such property, and (e) resort to any Guarantor for payment of any of the Liabilities when due, whether or not the Trustee or such Noteholder shall have resorted to any property securing any of the Liabilities or any obligation hereunder or shall have proceeded against any other Guarantor or any other obligor primarily or secondarily obligated with respect to any of the Liabilities.

5.            Information. Each Guarantor assumes all responsibility for being and keeping itself informed of AYR’s and each other Guarantor’s financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Liabilities and the nature, scope and extent of the risks that such Guarantor assumes and incurs hereunder, and agrees that none of the Trustee or the Noteholders have any duty to advise such Guarantor of information known to it, or any of them, regarding such circumstances or risks.

6.            No Subrogation. Notwithstanding any payment made by or for the account of any Guarantor pursuant to this Guarantee, no Guarantor shall be subrogated to any right of the Trustee or any Noteholder until such time as the Trustee and the Noteholders shall have received final payment in cash of the full amount of all Liabilities. Upon payment by any Guarantor of any Liabilities, all rights of such Guarantor against AYR or any other Guarantor arising as a result thereof by way of right of subrogation, contribution, reimbursement, indemnity or otherwise shall in all respects be subordinate and junior in right of payment to the payments that must be made in order for all outstanding 2026 Notes and all other Liabilities to be paid in full (other than contingent indemnity obligations for which no claims have been made). If any amount shall be paid to AYR or any other Guarantor in violation of the foregoing restrictions on account of (a) such subrogation, contribution, reimbursement, indemnity or similar right or (b) any such indebtedness of AYR or any other Guarantor, such amount shall be held in trust for the benefit of the Noteholders and shall forthwith be paid to the Trustee to be credited against the payment of the Liabilities, whether matured or unmatured, in accordance with the terms of the Indenture and the other Security Documents. Subject to the foregoing, to the extent that any Guarantor shall, under this Guarantee or the Indenture as a joint and several obligor, repay any of the Liabilities constituting loans or other advances made to another Guarantor under the Indenture (an “Accommodation Payment”), then the Guarantor making such Accommodation Payment shall be entitled to contribution and indemnification from, and be reimbursed by, each of the other Guarantors in an amount equal to a fraction of such Accommodation Payment, the numerator of which fraction is such other Guarantor’s Allocable Amount and the denominator of which is the sum of the Allocable Amounts of all of the Guarantors; provided that such rights of contribution and indemnification shall be subordinated to the prior payment of the payments that must be made in order for all outstanding loans and all other Liabilities (other than contingent indemnity obligations for which no claims have been made) to be paid in full. As of any date of determination, the “Allocable Amount” of each Guarantor shall be equal to the maximum amount of liability for Accommodation Payments which could be asserted against such Guarantor hereunder and under the Indenture without (i) rendering such Guarantor “insolvent” within the meaning of Section 101 (32) of the Bankruptcy Code of the United States, Section 2 of the Uniform Fraudulent Transfer Act (“UFTA”) or Section 2 of the Uniform Fraudulent Conveyance Act (“UFCA”), (ii) leaving such Guarantor with unreasonably small capital or assets, within the meaning of Section 548 of the Bankruptcy Code of the United States, Section 4 of the UFTA, or Section 5 of the UFCA or (iii) leaving such Guarantor unable to pay its debts as they become due within the meaning of Section 548 of the Bankruptcy Code of the United States or Section 4 of the UFTA, or Section 5 of the UFCA.

7.             Subordination of Certain Indebtedness.

(a)            As used herein, the term “Guarantor Claims” shall mean all debts and liabilities of Issuer to any Guarantor whether such debts and liabilities now exist or are hereafter incurred or arise, or whether the obligations of Issuer thereon be direct, contingent, primary, secondary, several, joint and several, or otherwise, and irrespective of whether such debts or liabilities be evidenced by note, contract, open account, or otherwise, and irrespective of the person or persons in whose favor such debts or liabilities may, at their inception, have been, or may hereafter be created, or the manner in which they have been or may hereafter be acquired by any Guarantor. The Guarantor Claims shall include without limitation all rights and claims of any Guarantor against Issuer (arising as a result of subrogation or otherwise) as a result of a Guarantor’s payment of all or a portion of the Liabilities. After the occurrence of an Event of Default that is continuing, no Guarantor shall receive or collect, directly or indirectly, from Issuer or any other party any amount upon Guarantor Claims.

(b)            In the event of receivership, bankruptcy, reorganization, arrangement, debtor’s relief, or other insolvency proceedings involving any Guarantor as debtor, Trustee or any Noteholder shall have the right to prove its claim in any such proceeding so as to establish its rights hereunder and receive directly from the receiver, trustee or other court custodian dividends and payments which would otherwise be payable upon Guarantor Claims. Should Trustee receive, for application upon the Liabilities, any such dividend or payment which is otherwise payable to a Guarantor, and which, as between Issuer and a Guarantor, shall constitute a credit upon the Guarantor Claims, then upon payment to Trustee in full of the Liabilities, such Guarantor shall become subrogated to the rights of Trustee to the extent that such payments to Trustee on the Guarantor Claims have contributed toward the liquidation of the Liabilities, and such subrogation shall be with respect to that proportion of the Liabilities which would have been unpaid if Trustee had not received dividends or payments upon the Guarantor Claims.

(c)            In the event that, notwithstanding anything to the contrary in this Guarantee, any Guarantor should receive any funds, payment, claim or distribution which is prohibited by this Guarantee, such Guarantor agrees to hold in trust for Trustee an amount equal to the amount of all funds, payments, claims or distributions so received, and agrees that it shall have absolutely no dominion over the amount of such funds, payments, claims or distributions so received except to pay them promptly to Trustee, and each Guarantor covenants promptly to pay the same to Trustee.

(d)            Each Guarantor agrees that any liens, security interests, judgment liens, charges or other encumbrances upon Issuer’s assets securing payment of the Guarantor Claims shall be and remain inferior and subordinate to any liens, security interests, judgment liens, charges or other encumbrances in favor of Trustee upon Issuer’s assets securing payment of the Liabilities, regardless of whether such encumbrances in favor of a Guarantor or Trustee presently exist or are hereafter created or attach. Without the prior written consent of Trustee, no Guarantor shall at any time (i) exercise or enforce any right it may have against Issuer, or (ii) foreclose, repossess, sequester or otherwise take steps or institute any action or proceedings (judicial or otherwise, including without limitation the commencement of, or joinder in, any liquidation, bankruptcy, rearrangement, debtor’s relief or insolvency proceeding) to enforce any liens, mortgages, deeds of trust, security interest, collateral rights, judgments or other encumbrances on assets of Issuer held by such Guarantor.

8.            Attorney’s Fees. Each Guarantor further agrees to pay all expenses (including reasonable attorneys’ fees and charges) paid or incurred by the Trustee or any Noteholder in endeavoring to collect the Liabilities from such Guarantor, or any part thereof; and in enforcing this Guarantee against such Guarantor, including all manner of participation in or other involvement with (a) bankruptcy, insolvency, receivership, foreclosure, winding up or liquidation proceedings, (b) judicial or regulatory proceedings and (c) workout, restructuring or other negotiations or proceedings (whether or not the workout, restructuring or transaction contemplated thereby is consummated).

9.            Additional Liabilities. The creation or existence from time to time of additional Liabilities to the Trustee or the Noteholders or any of them is hereby authorized, without notice to any Guarantor, and shall in no way affect or impair the rights of the Trustee or the Noteholders or the obligations of any Guarantor under this Guarantee, including any Guarantor’s guarantee of such additional Liabilities.

10.            Transfer. The Trustee and any Noteholder may from time to time, without notice to any Guarantor, assign or transfer any of the Liabilities or any interest therein; and, notwithstanding any such assignment or transfer or any subsequent assignment or transfer thereof, such Liabilities shall be and remain Liabilities for the purposes of this Guarantee, and each and every immediate and successive assignee or transferee of any of the Liabilities or of any interest therein shall, to the extent of the interest of such assignee or transferee in the Liabilities, be entitled to the benefits of this Guarantee to the same extent as if such assignee or transferee were an original Noteholder.

11.            No Waiver; Cumulative Remedies. No delay on the part of the Trustee or any Noteholder in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Trustee or any Noteholder of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy; nor shall any modification or waiver of any provision of this Guarantee be binding upon the Trustee or the Noteholder, except as expressly set forth in a writing duly signed and delivered on behalf of the Trustee. No action of the Trustee or any Noteholder permitted hereunder shall in any way affect or impair the rights of the Trustee or any Noteholder or the obligations of any Guarantor under this Guarantee. For purposes of this Guarantee, Liabilities shall include all obligations of the Issuer to the Trustee or any Noteholder arising under or in connection with the Indenture, any Note, any Security Document or any other document or instrument executed in connection therewith, notwithstanding any right or power of the Issuer or anyone else to assert any claim or defense as to the invalidity or unenforceability of any obligation, and no such claim or defense shall affect or impair the obligations of any Guarantor hereunder. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

12.            Delivery. Pursuant to the Indenture, (a) this Guarantee has been delivered to the Trustee and (b) the Trustee has been authorized to enforce this Guarantee on behalf of itself and each of the Noteholders. All payments by any Guarantor pursuant to this Guarantee shall be made to the Trustee for the benefit of the Noteholders (and any amount received by the Trustee for the account of a Noteholder shall, subject to the other provisions of this Guarantee, be deemed received by such Noteholder upon receipt by the Trustee).

13.            Successors and Assigns; Survival of Guarantee. This Guarantee shall be binding upon each Guarantor and the successors and assigns of such Guarantor; and to the extent the Issuer or any Guarantor is a partnership, corporation, limited liability company or other entity, all references herein to the Issuer and any Guarantor, respectively, shall be deemed to include any successor or successors, whether immediate or remote, to such entity. This Guarantee and the obligations of each Guarantor hereunder shall remain in full force and effect until the discharge of the Indenture in accordance with Section 8.1 thereof, or with respect to any individual Guarantor until such Guarantor is otherwise released from its obligations under this Guarantee in accordance with Section 14 below.

14.            Release of Guarantors. A Guarantor shall automatically be. released from its obligations hereunder and its Guaranty shall be automatically released in the circumstances described in Section 13.2 of the Indenture. In connection with any such release, the Trustee shall promptly execute and deliver a release together with all instruments and other documents reasonably requested by AYR or such Guarantor to evidence the release and termination of any Guarantee upon receipt of a request by the Issuer accompanied by an Officers’ Certificate certifying as to compliance with Section 13.2 of the Indenture.

15.           Governing Law. THE VALIDITY, CONSTRUCTION AND ENFORCEABILITY OF THIS GUARANTEE SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF. Whenever possible, each provision of this Guarantee and any other statement, instrument or transaction contemplated hereby or relating hereto shall be interpreted so as to be effective and valid under such applicable law, but if any provision of this Guarantee or any other statement, instrument or transaction contemplated hereby or relating hereto is held to be prohibited or invalid under such applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision, the remaining provisions of this Guarantee or any other statement, instrument or transaction contemplated hereby or relating hereto.

16.           Severability. If any of the provisions of this Guarantee shall be held invalid or unenforceable, this Guarantee shall be construed as if not containing such provisions, and the rights and obligations of the parties hereto shall be construed and enforced accordingly.

17.           Section Headings; Interpretation. The section headings used in this Guarantee are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof. Words and terms used in this Guarantee denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

18.           Time of the Essence. Time shall be of the essence of every provision of this Guarantee.

19.           Inconsistencies. To the extent of any conflict or inconsistency between the provisions of the Indenture and this Guarantee, the Indenture shall prevail.

20.           Final Agreement. This Guarantee contains the entire and exclusive agreement of the parties hereto with reference to the matters discussed herein. This Guarantee supersedes all prior drafts and communications with respect thereto.

21.            Notices. All notices and communications required or provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail as follows:

(a)            if to a Guarantor, at its address set forth on its signature page hereto; and

(b)            if to the Trustee, at 323-409 Granville Street, Vancouver, BC V6C 1T2, Attn: Corporate Trust.

22.            Counterparts. This Guarantee may be executed in any number of counterparts and by the different parties hereto on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute one and the same Guarantee. Delivery of a counterpart hereof, or a signature page hereto, by facsimile or in a .pdf or similar file shall be effective as delivery of a manually executed original counterpart thereof.

23.            Additional Guarantor. At any time after the date of this Guarantee, one or more additional Persons may become parties hereto by executing and delivering to the Trustee a guarantee supplement in substantially the form of Exhibit A hereto (each a “Guarantee Supplement”). Such Person shall be referred to as an “Additional Guarantor” and shall be and become a Guarantor, and each reference in this Guarantee to “Guarantor” shall also mean and refer to such Additional Guarantor.

24.            Modifications. Other than automatic modifications related to the addition of a party hereto as described in the preceding paragraph, no amendment, modification or waiver of, or consent with respect to, any provision of this Guarantee shall be effective unless the same shall be in writing and signed and delivered by the Trustee and the Guarantors, and then such amendment, modification, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

25.            Regulatory Compliance. This Guarantee is subject to strict requirements for ongoing regulatory compliance by the parties hereto, including, without limitation, requirements that the parties take no action in violation of either the Nevada Revised Statutes Title 56 – Regulation of Cannabis (together with all related rules and regulations thereunder, “Title 56”) or the guidance or instruction of the Nevada Cannabis Compliance Board (the “Nevada Regulator”). The parties acknowledge and understand that Title 56 and/or the requirements of the Nevada Regulator are subject to change and are evolving as the marketplace for state-compliant cannabis businesses continues to evolve. If necessary or desirable to comply with the requirements of Title 56 and/or the Nevada Regulator, the parties hereby agree to (and to cause their respective affiliates, related parties and representatives) use their respective commercially reasonable efforts to take all actions reasonably requested to ensure compliance with Title 56 and/or the Nevada Regulator, including, without limitation, negotiating in good faith to amend, restate, amend and restate, supplement, or otherwise modify this Guarantee to reflect terms that most closely approximate the parties original intentions but are responsive to and compliant with the requirements of Title 56 and/or the Nevada Regulator. In furtherance, not limitation of the foregoing, the parties further agree to cooperate with the Nevada Regulator to promptly respond to any informational requests, supplemental disclosure requirements, or other correspondence from the Nevada Regulator and, to the extent permitted by the Nevada Regulator, keep all other parties hereto fully and promptly informed as to any such requests, requirements, or correspondence.

26.           Federal Cannabis Laws. Notwithstanding anything to the contrary in (a) this Guarantee, (b) the Indenture, (c) the Security Documents or (d) in any other agreement, arrangement or understanding, in each case, among any of the parties hereto or by any of the Guarantors in favor of the Trustee (the “Transaction Documents”), each party hereto acknowledges and agrees on their own behalf and on behalf of any of their affiliates, participants or related parties, that (i) no such Person (A) makes, will make, or shall be deemed to make or have made any representation or warranty of any kind regarding the compliance of any other Transaction Document with any federal laws of the United States imposing restrictions on the production, sale, marketing, distribution or possession of cannabis sativa or paraphernalia used in the production, manufacture or consumption of cannabis, including the Controlled Substances Act, 21 USC Sections 813, 843, 844 and 863; laws relating to the maintenance or use of drug related premises, 21 USC Code section 856; and laws relating to conspiracy or aiding abetting the production, sale, marketing, distribution or possession of cannabis, 18 USC Sections 2 and 371 (“Federal Cannabis Laws”), (B) shall have any right of rescission or amendment arising out of or relating to any non-compliance with Federal Cannabis Laws unless such non-compliance also constitutes a violation of applicable state or commonwealth law as determined in accordance with the applicable laws and regulatory authorities, and (C) shall seek to enforce the provisions hereof in a United States federal court unless and until the parties have reasonably determined that applicable state or commonwealth law with respect to cannabis is fully compliant with Federal Cannabis Laws and (ii) (A) the transactions contemplated hereby do not violate public policy and (B) each such Person hereby waives illegality as a defense to contractual claims arising out of the Transaction Documents.

27.           Jurisdiction. EACH GUARANTOR AND THE TRUSTEE ON BEHALF OF ITSELF AND EACH NOTEHOLDER HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR STATE COURT SITTING IN NEW YORK, NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTEE, IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. ANY JUDICIAL PROCEEDING BY ANY PARTY PARTY HERETO INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER IN ANY WAY ARISING OUT OF, RELATED TO OR CONNECTED WITH THIS GUARANTEE SHALL BE BROUGHT ONLY IN A COURT IN NEW YORK, NEW YORK. EACH GUARANTOR ACKNOWLEDGES THAT IT HAS BEEN ADVISED BY COUNSEL OF ITS CHOICE WITH RESPECT TO THIS PROVISION AND THIS GUARANTEE. EACH GUARANTOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, TO THE ADDRESS SET FORTH ON ITS SIGNATURE PAGE HERETO (OR SUCH OTHER ADDRESS AS IT SHALL HAVE SPECIFIED IN WRITING TO THE TRUSTEE AS ITS ADDRESS FOR NOTICES HEREUNDER) OR BY PERSONAL SERVICE AT SUCH ADDRESS OR ELSEWHERE.

28.            Waiver of Jury Trial. EACH GUARANTOR AND THE TRUSTEE AND EACH NOTEHOLDER, BY THEIR ACCEPTANCE OF THIS GUARANTEE, IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTEE, ANY OTHER DOCUMENT ASSOCIATED HEREWITH AND ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY.

29.            No Novation. This amendment and restatement of the Original Guarantee is not a novation of any Guarantor’s obligations and liabilities under the Original Guarantee. No part of the Liabilities due under the Original Guarantee shall be discharged, canceled or impaired by the amendment, extension and modification of the Original Guarantee as evidenced by this Guarantee, it being the intention of each party hereto that such amendment and restatement shall not constitute a novation and that the execution and delivery of this Guarantee shall not release any of the Liabilities under the Original Guarantee.

30.            Defenses Waived. To the fullest extent permitted by applicable law and except for termination or release of a Guarantor’s obligations hereunder in accordance with the terms of Section 14 (but without prejudice to Section 2(c)), each Guarantor waives any defense based on or arising out of any defense of AYR or any other Guarantor or the unenforceability of the Liabilities or any part thereof from any cause, or the cessation from any cause of the liability of AYR or any other Guarantor, other than upon termination of the Indenture and the payment in full of all outstanding loans and all other Liabilities (other than contingent indemnity obligations for which no claims have been made). The Trustee and the Noteholders may in accordance with the terms of the Indenture and the other Security Documents, at their election, foreclose on any security held by one or more of them by one or more judicial or non-judicial sales, accept an assignment of any such security in lieu of foreclosure, compromise or adjust any part of the Liabilities, make any other accommodation with AYR or any other Guarantor or exercise any other right or remedy available to them against any Guarantor, without affecting or impairing in any way the liability of any Guarantor hereunder except to the extent the Indenture has been terminated and all outstanding loans and all other Liabilities (other than contingent indemnity obligations for which no claims have been made) have been paid in full. To the fullest extent permitted by applicable law, each Guarantor waives any defense arising out of any such election even though such election operates, pursuant to applicable law, to impair or to extinguish any right of reimbursement or subrogation or other right or remedy of such Guarantor against AYR or any other Guarantor, as the case may be, or any security. To the fullest extent permitted by applicable law, each Guarantor waives any and all suretyship defenses. Any and all payments by or on account of any obligation of any Guarantor hereunder or under any other Security Document shall be made in accordance with Section 3.12 of the Indenture.

[Signature pages follow.]

IN WITNESS WHEREOF, this Guarantee has been duly executed and delivered as of the date first above written.

Address for Guarantors:

2601 South Bayshore Drive, Suite 900 Miami, FL 33133

Attention: Chief Financial Officer

GUARANTORS:

242 CANNABIS, LLC AYR NJ, LLC
AYR OHIO LLC
AYR WELLNESS HOLDINGS LLC AYR WELLNESS NJ, LLC
BP SOLUTIONS LLC CANNAPUNCH OF NEVADA LLC CANNTECH PA, LLC
CSAC ACQUISITION AZ CORP.
CSAC ACQUISITION CONNECTICUT LLC CSAC ACQUISITION FL CORP.
CSAC ACQUISITION IL CORP. CSAC ACQUISITION IL II CORP. CSAC ACQUISITION INC.
CSAC ACQUISITION MA CORP.
CSAC ACQUISITION MA II CORP.
CSAC ACQUISITION NJ CORP.
CSAC ACQUISITION NV CORP.
CSAC ACQUISITION NY CORP.
CSAC ACQUISITION PA CORP.
CSAC ACQUISITION PA II CORP.
CSAC ACQUISITION TX CORP.
CSAC HOLDINGS INC.
CULTIVAUNA, LLC
DFMMJ INVESTMENTS, LLC DOCHOUSE, LLC
DWC INVESTMENTS, LLC ESKAR LLC

By:	(Signed) "Brad Asher"
Name: Brad Asher
Title: Authorized Signatory

GREEN LIGHT HOLDINGS LLC
GREEN LIGHT MANAGEMENT, LLC
HERBAL REMEDIES DISPENSARIES, LLC
KLYMB PROJECT MANAGEMENT, INC.
KYND-STRAINZ LLC
LEMON AIDE LLC
LIVFREE WELLNESS LLC
PA NATURAL MEDICINE LLC
SIRA NATURALS, INC.
TAHOE CAPITAL COMPANY
TAHOE HYDROPONICS COMPANY LLC
TAHOE-RENO BOTANICALS, LLC
TAHOE-RENO EXTRACTIONS, LLC

By:	(Signed) "Brad Asher"
Name: Brad Asher
Title: Authorized Signatory

AYR WELLNESS INC.

By:	(Signed) "Brad Asher"
Name: Brad Asher
Title: Chief Financial Officer

PARKER SOLUTIONS FL, LLC

By: CSAC ACQUISITION FL CORP., as its sole member

By:	(Signed) "Brad Asher"
Name: Brad Asher
Title: Authorized Signatory

CSAC OHIO, LLC
MERCER STRATEGIES FL, LLC
MERCER STRATEGIES PA, LLC
PARKER RE MA, LLC
PARKER RE PA, LLC
PARKER SOLUTIONS IL, LLC
PARKER SOLUTIONS NJ LLC
PARKER SOLUTIONS OH, LLC
PARKER SOLUTIONS PA, LLC

By: CSAC ACQUISITION INC., as its sole member

By:	(Signed) "Brad Asher"
Name: Brad Asher
Title: Authorized Signatory

MERCER STRATEGIES MA, LLC

By: CSAC ACQUISITION MA II CORP., as its sole member

By:	(Signed) "Brad Asher"
Name: Brad Asher
Title: Authorized Signatory

LAND OF LINCOLN DISPENSARY LLC

By:	(Signed) "Brad Asher"
Name: Brad Asher
Title: Authorized Signatory

PARKER SOLUTIONS MA, LLC

By: SIRA NATURALS, INC., as its sole member

By:	(Signed) "Brad Asher"
Name: Brad Asher
Title: Authorized Signatory

EXHIBIT A

SUPPLEMENT TO AMENDED AND RESTATED GUARANTEE

Reference is hereby made to the Amended and Restated Guarantee (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Guarantee”), dated as of February 7, 2024, made by each of the Restricted Subsidiaries of Ayr Wellness Inc., a corporation continued under the Business Corporations Act (British Columbia) (“AYR”) listed on the signature pages thereto (each an “Initial Guarantor”, and together with any additional Persons which become parties to the Guarantee by executing Guarantee Supplements thereto substantially similar in form and substance hereto, the “Guarantors”), in favor of Odyssey Trust Company, as trustee (the “Trustee”), as Trustee under that certain Amended and Restated Indenture dated as of February  7, 2024, between AYR, AYR Wellness Canada Holdings Inc. and the Trustee (the “Indenture”), for the ratable benefit of certain noteholders (each a “Noteholder” and, collectively, the “Noteholders”) pursuant to the terms of the Indenture. Each capitalized term used herein and not defined herein shall have the meaning given to it in the Guarantee.

The undersigned, [NAME OF NEW GUARANTOR], a [_______] [corporation/[partnership/limited liability company] (the “New Guarantor”), hereby agrees, as of the date first above written, to become, and does hereby become, a Guarantor under the Guarantee as if it were an original party thereto and agrees that each reference in the Guarantee to a Guarantor shall also mean and refer to the New Guarantor.

The New Guarantor hereby jointly and severally (together with each other Guarantor) unconditionally and irrevocably guarantees the full and prompt payment when due, whether at stated maturity, by acceleration or otherwise, all the Liabilities, subject to all the terms of the Guarantee.

In accordance with Section 6.18 of the Indenture and the terms of the Guarantee, the New Guarantor hereby agrees that, from and after the date hereof, it shall be a “Guarantor” for all purposes of the Indenture and the Guarantee, with all the rights and obligations of a Guarantor under the Guarantee.

By its execution below, the New Guarantor represents and warrants as to itself that all of the representations and warranties contained in the Guarantee are true and correct in all respects as of the date hereof.

This Supplement to Guarantee shall be governed by and construed in accordance with the laws of the State of New York, subject to the provisions of Section 24 of the Guarantee.

IN WITNESS WHEREOF, the New Guarantor has executed and delivered this Supplement to Guarantee as of this                             day of                , 20            .

[NAME OF NEW GUARANTOR]

By:
Name:
Title:

SCHEDULE A

HOLDERS OF 2026 ADDITIONAL NOTES

[Redacted - Commercially Sensitive Information]

A - 1

SCHEDULE B-1

DESIGNATED SELLER NOTES

[Redacted - Commercially Sensitive Information]

B-1 - 1

SCHEDULE B-2

SPECIFIED SELLER NOTES

[Redacted - Commercially Sensitive Information]

B-2 - 1

SCHEDULE C

Permitted Liens

1.	Liens securing indebtedness under the below described promissory notes:

a.	That certain Secured Promissory Note, dated as of September 15, 2021 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NJ Corp. and Elk Spring Partners LLC.

b.	That certain Secured Promissory Note, dated as of September 15, 2021 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NJ Corp. and Strategic Healthcare Initiatives LLC.

c.	That certain Secured Promissory Note, dated as of September 15, 2021 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NJ Corp. and JJE Special Assets, LLC.

d.	That certain Secured Promissory Note, dated as of May 19, 2023 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NJ Corp. and Elk Spring Partners LLC.

e.	That certain Secured Promissory Note, dated as of May 19, 2023 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NJ Corp. and Strategic Healthcare Initiatives LLC.

f.	That certain Secured Promissory Note, dated as of May 19, 2023 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NJ Corp. and JJE Special Assets, LLC.

g.	That certain Secured Promissory Note, dated as of May 24, 2019 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition Inc. and Mark Smith.

h.	That certain Secured Promissory Note, dated as of May 28, 2019 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition Inc. and Green Partners Lender I, LLC.

i.	That certain Secured Promissory Note, dated as of May 24, 2019 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition Inc. and Steve Menzies.

j.	That certain Secured Promissory Note, dated as of December 23, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA Corp. and Canna Research LLC.

k.	That certain Secured Promissory Note, dated as of December 23, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA Corp. and Chi-Town CTPA LLC.

l.	That certain Secured Promissory Note, dated as of December 23, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA Corp. and John R. Hanger.

m.	That certain Secured Promissory Note, dated as of December 23, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA Corp. and JJE Special Assets, LLC.

C - 1

n.	That certain Secured Promissory Note, dated as of December 23, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA Corp. and Kemel W. Dawkins.

o.	That certain Secured Promissory Note, dated as of December 23, 2020 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA Corp. and Aaron J. Epstein.

p.	That certain Second Amended and Restated Secured Promissory Note, dated as of March 22, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and A BDC Warehouse II, LLC.

q.	That certain Second Amended and Restated Secured Promissory Note, dated as of March 22, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Anthony J. DePaul.

r.	That certain Second Amended and Restated Secured Promissory Note, dated as of March 22, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Austin Meehan.

s.	That certain Second Amended and Restated Secured Promissory Note, dated as of March 22, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Sunrising Health and Wellness, LLC.

t.	That certain Secured Promissory Note, dated as of March 1, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and AFC BDC Warehouse LLC.

u.	That certain Secured Promissory Note, dated as of March 1, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Anthony J. DePaul.

v.	That certain Secured Promissory Note, dated as of March 1, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Austin Meehan.

w.	That certain Secured Promissory Note, dated as of March 1, 2022 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition PA II Corp. and Sunrising Health and Wellness, LLC.

x.	That certain Secured Promissory Note, dated as of April 7, 2023 (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time), by and between CSAC Acquisition NV Corp. and Mark Bruno.

C - 2

2.	Liens in connection with the following UCC financing statements or similar instruments:

Guarantor	Secured Party	Initial Filing Number / Filing Date
242 Cannabis, LLC	Robert Reiser & Co., Inc.	202002453096 06/23/2020
242 Cannabis, LLC	Needham Bank	202301858012 07/07/2023
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	55841634 03/28/2022
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	56260452 10/28/2022
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	56209684 09/30/2022
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	56209662 09/30/2022
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	56135251 08/17/2022
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	56090693 07/21/2022
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	55940476 05/06/2022
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	56353723 12/22/2022
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	55928885 05/03/2022
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	56053542 06/30/2022
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	56321920 12/05/2022
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	56528961 04/11/2023
Ayr Wellness NJ, LLC	Xtraction Services, Inc.	56153503 08/29/2022
Ayr Wellness NJ, LLC	Elk Spring Partners LLC	57032681 8672306

C - 3

Guarantor	Secured Party	Initial Filing Number / Filing Date
GSD NJ LLC	Xtraction Services, Inc.	56202511 9/26/2022
Cannapunch of Nevada LLC	Mark Smith, as Seller’s Representative	2019021026-0 06/13/2019
CannaPunch of Nevada LLC CSAC-LivFree LLC	Xtraction Services, Inc.	2020132146-6 09/29/2020
CannaPunch of Nevada LLC CSAC-LivFree LLC	Xtraction Services, Inc.	2021152124-8 01/22/2021
CannaPunch of Nevada LLC CSAC-LivFree LLC	Xtraction Services, Inc.	2021200269-6 10/01/2021
CannaPunch of Nevada LLC	Xtraction Services, Inc.	2023321762-7 04/12/2023
CannTech PA, LLC	Canna Research LLC	2020 9234834 12/29/2020
CannTech PA, LLC	Garic, Inc.	2021 0626037 01/25/2021
CannTech PA, LLC	Garic, Inc. TCF National Bank	2021 2816016 04/12/2021
CannTech PA, LLC	Xtraction Services, Inc.	2022 7884653 09/20/2022
CannTech PA, LLC	Xtraction Services, Inc.	2022 7884901 09/20/2022
CannTech PA, LLC	Xtraction Services, Inc.	2022 7885056 09/20/2022
CannTech PA, LLC	Xtraction Services, Inc.	2022 7885114 09/20/2022
CannTech PA, LLC	Xtraction Services, Inc.	2022 8861890 10/25/2022
CannTech PA, LLC	Xtraction Services, Inc.	2023 1569283 03/01/2023
CannTech PA, LLC	Xtraction Services, Inc.	2023 2142916 03/21/2023

C - 4

Guarantor	Secured Party	Initial Filing Number / Filing Date
CannTech PA, LLC	Xtraction Services, Inc.	2023 2844388 04/18/2023
CSAC Acquisition PA II Corp.	Anthony J. DePaul, as Agent	2021196150-2 10/06/2021
CSAC Ohio, LLC	Xtraction Services, Inc.	OH00267461956 10/12/2022
CSAC Ohio, LLC	Xtraction Services, Inc.	OH00269470199 12/21/2022
DFMMJ Investments, LLC	Xtraction Services, Inc.	202107365596 06/10/2021
DFMMJ Investments, LLC	Xtraction Services, Inc.	202108150860 08/18/2021
DFMMJ Investments, LLC	Xtraction Services, Inc.	202108530493 09/21/2021
DFMMJ Investments, LLC	Xtraction Services, Inc.	202108766128 10/13/2021
DFMMJ Investments, LLC	Xtraction Services, Inc.	20210894445X 10/28/2021
DFMMJ Investments, LLC	Xtraction Services, Inc.	202200118811 01/12/2022
DFMMJ Investments, LLC	Xtraction Services, Inc.	202201063816 04/04/2022
DFMMJ Investments, LLC	Xtraction Services, Inc.	202201155281 04/11/2022
DFMMJ Investments, LLC	Xtraction Services, Inc.	202201189224 04/13/2022
DFMMJ Investments, LLC	Xtraction Services, Inc.	202201582627 05/13/2022
DFMMJ Investments, LLC	Xtraction Services, Inc.	202202237788 07/11/2022
DFMMJ Investments, LLC	Xtraction Services, Inc.	202202492575 08/01/2022
DFMMJ Investments, LLC	Xtraction Services, Inc.	202203468740 10/28/2022

C - 5

Guarantor	Secured Party	Initial Filing Number / Filing Date
DFMMJ Investments, LLC	Xtraction Services, Inc.	202203513924 11/02/2022
DFMMJ Investments, LLC	Xtraction Services, Inc.	202203621247 11/14/2022
DFMMJ Investments, LLC	Xtraction Services, Inc.	20220384162X 12/07/2022
DFMMJ Investments, LLC	Xtraction Services, Inc.	202300204299 01/23/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202300296258 02/01/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202300769733 03/21/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202300835425 03/28/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202301037485 04/17/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202301162894 04/28/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202301274187 05/09/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202301583488 06/08/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202301669306 06/16/2023
DFMMJ Investments, LLC	Needham Bank	202301858004 07/07/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202301928950 7/14/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202302131553 8/3/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202302499135 9/12/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202302697197 10/2/2023

C - 6

Guarantor	Secured Party	Initial Filing Number / Filing Date
DFMMJ Investments, LLC	Xtraction Services, Inc.	202302792966 10/11/2023
DFMMJ Investments, LLC	Xtraction Services, Inc.	202302950570 10/26/2023
DocHouse, LLC	Xtraction Services, Inc.	2021010600159 01/04/2021
DocHouse, LLC	Xtraction Services, Inc.	2021010801851 01/06/2021
DocHouse, LLC	Xtraction Services, Inc.	2021012500028 01/22/2021
DocHouse, LLC	Xtraction Services, Inc.	2021021000883 02/09/2021
DocHouse, LLC	Xtraction Services, Inc.	2021040100428 03/29/2021
DocHouse, LLC	Xtraction Services, Inc.	2021040100427 03/29/2021
DocHouse, LLC	Xtraction Services, Inc.	2021041301636 04/09/2021
DocHouse, LLC	Xtraction Services, Inc.	2021061502264 06/14/2021
DocHouse, LLC	Xtraction Services, Inc.	2022052300500 05/20/2022
DocHouse, LLC	Xtraction Services, Inc.	2022072800140 07/27/2022
DocHouse, LLC	Xtraction Services, Inc.	2022081900135 08/18/2022
DocHouse, LLC	Xtraction Services, Inc.	20221216081365 12/02/2022
DocHouse, LLC	Xtraction Services, Inc.	20230103000635 12/28/2022
DocHouse, LLC	Xtraction Services, Inc.	20231108247367 11/6/2023
Green Light Holdings LLC	APG Parma, LLC	2022-22341927 07/21/2022

C - 7

Guarantor	Secured Party	Initial Filing Number / Filing Date
Green Light Holdings LLC	Xtraction Services, Inc.	2022-22925422 10/14/2022
Green Light Holdings LLC	Xtraction Services, Inc.	2022-23058423 11/02/2022
LivFree Wellness LLC	Xtraction Services, Inc.	2022218427-7 12/29/2021
LivFree Wellness LLC	Xtraction Services, Inc.	2023314316-6 03/03/2023
PA Natural Medicine LLC	Anthony J. DePaul, as Agent	2021100701241 10/06/2021
Parker RE MA LLC	BCB Community Bank	2022228073-8 03/16/2022
Parker RE MA, LLC	BCB Community Bank	2023311495-7 04/05/2023
Parma Wellness Center LLC	Xtraction Services, Inc.	OH00253120928 05/26/2021
Parma Wellness Center LLC	Xtraction Services, Inc.	OH00261062964 03/14/2022
Parma Wellness Center LLC	Xtraction Services, Inc.	OH00261471456 03/25/2022
Parma Wellness Center LLC	Xtraction Services, Inc.	OH00263662837 05/26/2022
Parma Wellness Center LLC	Xtraction Services, Inc.	OH00266504361 09/08/2022
Parma Wellness Center LLC	Xtraction Services, Inc.	OH00267326394 10/10/2022
Parma Wellness Center LLC	Xtraction Services, Inc.	OH00267752761 10/21/2022
Sira Naturals, Inc.	Green Partners Lender I LLC	201955732110 05/30/2019
Sira Naturals, Inc.	Xtraction Services, Inc.	202070397530 09/09/2020
Sira Naturals, Inc.	Xtraction Services, Inc.	202070884850 09/29/2020

C - 8

Guarantor	Secured Party	Initial Filing Number / Filing Date
Sira Naturals, Inc.	Xtraction Services, Inc.	202071830090 10/30/2020
Sira Naturals, Inc.	Odyssey Trust Company, as Collateral Trustee	202072933240 12/10/2020
Sira Naturals, Inc.	Garic, Inc.	202173637290 01/04/2021
Sira Naturals, Inc.	Garic, Inc.	202174104430 01/25/2021
Sira Naturals, Inc.	Garic, Inc. TCF National Bank	202174608280 02/10/2021
Sira Naturals, Inc.	Xtraction Services, Inc.	202176055730 03/31/2021
Sira Naturals, Inc.	Garic, Inc. TCF National Bank	202176421760 04/12/2021
Sira Naturals, Inc.	Cummings Properties, LLC	202177480270 05/17/2021
Sira Naturals, Inc.	Xtraction Services, Inc.	202179169470 07/15/2021
Sira Naturals, Inc.	Xtraction Services, Inc.	202179170340 07/15/2021
Sira Naturals, Inc.	Xtraction Services, Inc.	202179507470 07/26/2021
Sira Naturals, Inc.	Xtraction Services, Inc.	202179507650 07/26/2021
Sira Naturals, Inc.	Xtraction Services, Inc.	202181631530 10/06/2021
Sira Naturals, Inc.	Xtraction Services, Inc.	202183164720 11/23/2021
Sira Naturals, Inc.	Xtraction Services, Inc.	202183432630 12/07/2021
Sira Naturals, Inc.	Xtraction Services, Inc.	202284432890 01/03/2022

C - 9

Guarantor	Secured Party	Initial Filing Number / Filing Date
Sira Naturals, Inc.	Xtraction Services, Inc.	202284821360 01/19/2022
Sira Naturals, Inc.	Xtraction Services, Inc.	202286942180 03/25/2022
Sira Naturals, Inc.	Xtraction Services, Inc.	202288356840 05/04/2022
Sira Naturals, Inc.	Xtraction Services, Inc.	202290949010 07/26/2022
Sira Naturals, Inc.	Xtraction Services, Inc.	202293468310 10/21/2022
Sira Naturals, Inc.	Xtraction Services, Inc.	202296097760 12/30/2022
Sira Naturals, Inc.	Xtraction Services, Inc.	202398142980 03/01/2023
Tahoe-Reno Botanicals, LLC	Xtraction Services, Inc.	2021181460-9 07/06/2021
Tahoe-Reno Botanicals, LLC	Xtraction Services, Inc.	2022276165-6 08/19/2022
Tahoe-Reno Botanicals, LLC	Xtraction Services, Inc.	2023321546-3 04/11/2023
Tahoe-Reno Extractions, LLC	Xtraction Services, Inc.	2021181448-7 07/06/2021
Tahoe-Reno Extractions, LLC	Xtraction Services, Inc.	2022276288-6 08/19/2022

C - 10